Filed Pursuant to Rule 424(b)(4)

Registration No. 333-114152

PROSPECTUS

4,200,000 Shares

Common Stock

We are selling 4,200,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 630,000 shares from us to cover over-allotments, if any.

This is the initial public offering of our common stock. The initial public offering price is $7.00 per share. Our common stock is quoted on the Nasdaq National Market under the symbol “XGEN.”

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 5.

	Per Share	Total
Public offering price	$7.00	$29,400,000
Underwriting discount	$0.49	$2,058,000
Proceeds, before expenses, to us	$6.51	$27,342,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

CIBC World Markets

JMP Securities

The date of this prospectus is July 16, 2004

The above figure depicts our bench-top IVIS 100 Imaging System, one of our four imaging systems. Our products are relatively new and the commercial adoption of our IVIS imaging products has been limited to 132 imaging systems (as of April 30, 2004). To date, we have not been profitable.

In this prospectus, “Xenogen,” “our company,” “we,” “us” and “our” refer to Xenogen Corporation, a Delaware corporation, and our wholly owned subsidiary, Xenogen Biosciences Corporation, an Ohio corporation. Unless otherwise indicated the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Bioware, Xenogen, IVIS, Living Image, LPTA animal models and our logo are trademarks of Xenogen. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before buying shares in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Business

We sell an integrated system of instruments and equipment, software and reagents to academic and biopharmaceutical researchers that we believe improves the productivity and efficiency of the drug discovery and development process. Our proprietary biophotonic IVIS® Imaging Systems, living animal models and research services collectively expedite in vivo data collection and analysis, a critical bottleneck in drug discovery and development. Biophotonic imaging is the measurement of photons as they interact with biological tissue. We genetically engineer cells and animals to emit light and thereby display visually a chosen tumor, disease, pathogen, organ or biochemical reaction. Our products are also used to validate the predictive quality of animal models, primarily rats and mice, for preclinical drug discovery and development. Animal models are used to predict human response to a condition or drug. We believe our products enable our pharmaceutical and biotechnology customers to generate higher-quality safety and efficacy data for drug candidates, to increase the speed of preclinical development and to reduce the development risk of product candidates that enter clinical development. The sources of our revenues are:

•	one-time fees: IVIS® instrument, accessories and software sales;

•	recurring revenue: multi-year licensing fees for our biophotonic imaging technologies and reagents such as animals and cell lines; and

•	long-term service contracts: custom animal production (the genetic altering of animals according to customer preference), animal phenotyping (the measuring of an animal’s genetic traits to determine gene function) and IVIS® service contracts.

In addition to our IVIS® Imaging Systems and animal models, we also provide a wide range of contract research services relating to the production of transgenic animals (in which foreign genes are incorporated) and knockout animals (in which specific genes are disabled). We also provide custom animal production and phenotyping services to our customers for the purpose of target validation (verifying the role of a specific gene, protein or pathway in a disease) and compound screening (testing of multiple compounds, or form of a drug, to assess which one interacts best with a specific target).

We sell our products in the U.S. and Europe through our direct sales force. In addition, we have marketing and distribution agreements with Charles River Laboratories, Inc. and Taconic Farms covering certain services and animal models. As of December 31, 2003, we had approximately $20.8 million of revenue backlog, or expected future revenue, under existing agreements for our products, licenses and services. Of this $20.8 million, we currently expect that approximately $12.9 million will be recognized as revenue in 2004 and that the remaining approximately $7.9 million will be recognized as revenue through 2005 and thereafter, including $4.5 million in 2005, $2.1 million in 2006, $0.6 million in 2007 and $0.7 million from one customer from 2008 to 2013. We may not, however, realize our backlog in a particular period, or at all. This figure does not include anticipated revenue from long-term agreements with two customers, Pfizer Inc. and the National Institute of Environmental Health Sciences, that may be renewed annually and are expected to generate future revenues. Assuming the agreements with these two customers are renewed annually and are not terminated or renegotiated at any time during their anticipated terms, we estimate these additional revenues would be $19.4 million from 2005 to 2008. We have incurred significant losses since inception and as of March 31, 2004, we had an accumulated deficit of $152.2 million. We expect to continue to incur losses over the near to medium term as we seek to increase our sales, continue to invest in research and development and expand our manufacturing capabilities.

Our Solution

Our products allow researchers to observe in real-time the disease and molecular mechanisms in living intact organisms in a non-invasive manner. Moreover, our products allow researchers to focus on those stages of disease progression within animal models that are most predictive of human response. With this information, researchers can observe the spread of a disease or cancer, or the effects of a drug, throughout the same animal over time. We believe that our integrated system of technologies and services enables pharmaceutical companies to reduce costs and standardize analytical techniques across four key areas of the drug discovery and development chain: biological screening; pharmacokinetics and bioavailability; safety and toxicological testing; and drug dosage and formulation. Increasing the throughput of in vivo animal testing and utilizing in vivo animal testing earlier in the drug development cycle may substantially reduce the costs of drug development failures and improve time to market of drug development successes.

Our Strategy

We believe our technology platform and revenue model is highly scalable. Our goal is to make our non-invasive IVIS® Imaging System, living animal models and research services the industry standard for in vivo biological assessment. To achieve this goal, we intend to do the following:

•	expand our sales and marketing effort in order to increase our initial equipment and licensing sales;

•	continue to penetrate our existing customer base by moving from individual IVIS Imaging System placements to providing enterprise-wide solutions under long-term contracts;

•	maximize the revenue potential of our existing installed base through high-margin reagent sales;

•	leverage our intellectual property and licensing strategy to in-license new technologies and animal models to strengthen our competitive position; and

•	expand our custom animal production business and animal phenotyping to screen genes and compounds for pharmaceutical research and development programs.

We believe our management team and staff have the necessary experience and expertise to implement our strategy successfully. However, we may have difficulties achieving our objectives if we are unable to continue hiring qualified individuals to add to our sales and marketing team or are unable to continue to add new validated reagents to demonstrate the value of our technology.

Risks Related to Our Business

Our business is subject to a number of risks, which you should be aware of before making an investment decision. These risks are discussed more fully in “Risk Factors.” Our products are relatively new, are seeking to replace technology that has been used by the biopharmaceutical industry for over 40 years, and to date the commercial adoption of our in vivo biophotonic imaging products has been limited. Although we believe our integrated system of instruments and equipment, software and reagents improve the productivity and efficiency of drug discovery and development, the up-front costs and licensing fees associated with our products make their use generally more expensive than conventional technologies for in vivo testing.

Company Information

We were incorporated in California in August 1995 and reincorporated in Delaware in September 2000. Our principal executive offices are located at 860 Atlantic Avenue, Alameda, California 94501, and our telephone number is (510) 291-6100. Our website address is http://www.xenogen.com. Information contained in our website is not a part of this prospectus.

THE OFFERING

Common stock offered by us	4,200,000 shares

Common stock to be outstanding after this offering	14,677,278 shares

Use of proceeds

We intend to use the net proceeds received by us from this offering to expand our sales and marketing organization, expand our research and development efforts, expand our manufacturing capacity for our IVIS Imaging Systems and for working capital. See “Use of Proceeds.”

Nasdaq National Market Symbol	XGEN

The number of shares of common stock outstanding after this offering is based on 10,477,278 shares outstanding as of March 31, 2004 and does not include:

•	1,016,211 shares of common stock issuable upon the exercise of options outstanding, at a weighted average exercise price of $0.98 per share;

•	395,483 shares of common stock issuable upon the exercise of warrants outstanding, at a weighted average exercise price of $5.07 per share; and

•	464,542 shares of common stock reserved for issuance under our 1996 stock option plan.

We intend to reserve an additional 1,000,000 shares of common stock for issuance under our 2004 equity incentive plan and 150,000 shares of common stock for issuance under our 2004 director stock plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into 9,418,766 shares of common stock upon the completion of this offering;

•	the conversion of warrants to purchase shares of preferred stock into warrants to purchase shares of common stock, upon the closing of this offering;

•	a 1-for-7 reverse split of our common stock was completed on July 7, 2004;

•	the adoption of our amended and restated certificate of incorporation; and

•	the underwriters do not exercise their option to purchase 630,000 additional shares from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Consolidated Statement of Operations Data:
Revenue	$1,293	$4,137	$13,244	$16,014	$20,063	$3,789	$7,040
Cost of revenue and operating expenses	8,547	22,623	48,310	47,209	40,058	9,777	13,408

Loss from operations	(7,254)	(18,486)	(35,066)	(31,195)	(19,995)	(5,988)	(6,368)
Other income (expense), net	118	870	369	(451)	(552)	(159)	123

Loss before cumulative effect of an accounting change	(7,136)	(17,616)	(34,697)	(31,646)	(20,547)	(6,147)	(6,245)
Cumulative effect of an accounting change—impairment of goodwill	—	—	—	(30,906)	—	—	—

Net loss	$(7,136)	$(17,616)	$(34,697)	$(62,552)	$(20,547)	$(6,147)	$(6,245)

Share data (basic and diluted)
Net loss attributable to common stockholders excluding cumulative effect of an accounting charge per share—impairment of goodwill	—	—	$(72.51)	$(63.86)	$(33.89)	$(12.88)	$(6.55)

	As of March 31, 2004
	Actual	Pro Forma As Adjusted
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$8,248	$33,590
Deferred revenue	8,516	8,516
Working capital	2,635	27,977
Total assets	24,803	50,145
Long-term obligations	3,851	3,851
Convertible preferred stock	66	—
Total stockholders’ equity	4,198	29,540

The pro forma as adjusted balance sheet data above reflects the conversion of all of our preferred stock into an aggregate of 9,418,766 shares of our common stock immediately prior to the closing of this offering, and the sale of 4,200,000 shares of our common stock at the initial offering price of $7.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

See our consolidated financial statements and related notes for a description of the calculation of the historical net loss attributable to common stockholders.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to Our Company

We have a history of losses and an accumulated deficit of $152.2 million as of March 31, 2004, and we may never achieve profitability.

We have incurred significant net losses every year since our inception, including net losses of $20.5 million in 2003, $62.6 million in 2002 and $34.7 million in 2001. As of March 31, 2004, we had an accumulated deficit of $152.2 million. To achieve profitability, we will need to generate and sustain substantially higher revenue than we have to date, while achieving reasonable costs and expense levels. We may not be able to generate enough revenue to achieve profitability. Even if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we fail to achieve profitability within the timeframe expected by securities analysts or investors, the market price of our common stock will likely decline.

If our products and services do not become widely used by pharmaceutical, biotechnology, biomedical and chemical researchers, it is unlikely that we will ever become profitable.

Pharmaceutical, biotechnology, biomedical and chemical researchers have historically conducted in vivo biological assessment using a variety of technologies, including a variety of animal models. Compared to these technologies, our technology is relatively new, and the number of companies using our technology is limited. The commercial success of our products will depend upon the widespread adoption of our technology as a preferred method to perform in vivo biological assessment. In order to be successful, our products must meet the technical and cost requirements for in vivo biological assessment within the life sciences industry. Market acceptance will depend on many factors, including:

•	the willingness and ability of customers to adopt new technologies;

•	our ability to convince prospective strategic partners and customers that our technology is an attractive alternative to other methods of in vivo biological assessment;

•	our customers’ perception that our products can help accelerate efforts and reduce costs in drug development; and

•	our ability to sell and service sufficient quantities of our products.

Because of these and other factors, our products may not gain market acceptance or become the industry standard for in vivo analytical tools.

As a company in the early stage of commercialization, our limited history of operations makes evaluation of our business and future growth prospects difficult.

We have had a limited operating history and are at an early stage of commercialization. We began selling our IVIS Imaging Systems and entered into our first commercial license in 2000. Our in vivo biophotonic imaging technology is a relatively new technology that has not yet achieved widespread adoption. To date, we have generated annual revenue as follows:

•	$20.1 million in 2003;

•	$16.0 million in 2002; and

•	$13.2 million in 2001.

We do not have enough experience in selling our products at a level consistent with broad market acceptance and do not know whether we can do so and generate a profit. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history of operations.

The termination or non-renewal of a large contract or the loss of, or a significant reduction in, sales to any of our significant customers could harm our operating results.

We generally sell our products pursuant to agreements that are renewable on an annual basis. Failure to renew or the cancellation of these agreements by any one of our significant customers, which include Pfizer Inc., the National Institute for Environmental Health Sciences and affiliates of Novartis, could result in a significant loss of revenue. We currently derive, and we expect to continue to derive, a large percentage of our total revenue from a relatively small number of customers. If any of these customers terminates or substantially diminishes its relationship with us, our revenue could decline significantly. Revenue concentration among our largest customers is as follows:

•	our ten largest customers accounted for approximately 54% of our revenue for 2003; and

•	our largest and second largest customers in 2003 accounted for approximately 21% and 10%, respectively, of our revenue for 2003 and approximately 19% and 15%, respectively, of our revenue for 2002.

The loss of significant revenue from any of our significant customers could negatively impact our results of operations or limit our ability to execute our strategy.

We depend on a limited number of suppliers, and we will be unable to manufacture or deliver our products if shipments from these suppliers are interrupted or are not supplied on a timely basis.

We use original equipment manufacturers, or OEMs, for various parts of our IVIS Imaging Systems, including the cameras, boxes, certain subassemblies, filters and lenses. We obtain these key components from a small number of sources. For example, the lens for our IVIS Imaging System 200 Series is obtained from a single source on a purchase order basis from Model Optics Inc., and the CCD cameras for all of our IVIS Imaging Systems are obtained from two sources, Spectral Instruments, Inc. and Andor Technology Limited. We believe that alternative sources for these components in the event of a disruption or discontinuation in supply would not be available on a timely basis, which would disrupt our operations and impair our ability to manufacture and sell our products.

Our dependence upon outside suppliers and OEMs exposes us to risks, including:

•	the possibility that one or more of our suppliers could terminate their services at any time;

•	the potential inability of our suppliers to obtain required components or products;

•	reduced control over pricing, quality and timely delivery, due to the difficulties in switching to alternative suppliers;

•	the potential delays and expense of seeking alternative sources of suppliers; and

•	increases in prices of raw materials, products and key components.

The use of in vivo biophotonic imaging data is not widespread among drug development companies for use in FDA submissions and may never be fully realized.

To our knowledge, only one of our drug development customers has used our imaging technology to submit an investigational new drug application, or IND, to the Food and Drug Administration, or FDA, and no drugs have been approved to date using our imaging technology. As a result, our ability to assist the drug development process in leading to the approval of drugs with commercial potential has yet to be fully proven. If commercial advantages are not realized from the use of in vivo biophotonic imaging, our existing customers could stop using our products, and we could have difficulty attracting new customers.

If we fail to properly manage our growth, our business could be adversely affected.

We have substantially increased the scale of our operations and expect to continue doing so for the foreseeable future as compared with prior years when we pursued a fiscally conservative growth plan and deliberately limited the growth of our management and operations during the national economic downturn. We are currently recruiting additional senior management personnel to enhance our management team and to support our anticipated growth in 2005 and beyond. If we are unable to manage our growth effectively, our losses could increase. The management of our growth will depend, among other things, upon our ability to improve our operational, financial and management controls, reporting systems and procedures. In addition, we will have to invest in additional customer support resources. To provide this support, we may need to open additional offices, which will result in additional burdens on our systems and resources and require additional capital expenditures.

We may not fully realize our backlog or anticipated long-term revenue, which could harm our business and result in higher losses than anticipated.

Our backlog was approximately $20.8 million at December 31, 2003 and includes approximately $12.2 million in anticipated licensing fees from terminable contracts for biophotonic imaging and bioware. We expect to record approximately $12.9 million of our backlog as revenue in 2004, with the remaining approximately $7.9 million to be recognized as revenue through 2005 and thereafter, including $4.5 million in 2005, $2.1 million in 2006, $0.6 million in 2007 and $0.7 million from a single customer from 2008 to 2013. We define backlog as anticipated revenue under existing agreements for our products, licenses and services to be received by customers where the following conditions are met: the price of the work to be done is fixed; the scope of the work to be done is determined; and there is a written contract, purchase order, agreement or other documentary evidence which represents a commitment by the customer to pay us for the products, technology or services to be delivered.

There can be no assurance that our backlog will result in actual revenue in any particular period or at all, because our backlog includes contracts that in some cases extend for several years. In addition, anticipated revenues from license fees are derived from long-term contracts, covering periods from two to ten years, which in some instances may be terminated by the customer throughout the period. Our ability to record as revenue the backlog from any of our customers, including revenue from custom animal production and phenotyping services, will depend upon a variety of factors, including our ability to successfully perform our obligations under the contracts and our ability to maintain exclusive rights under certain of our patents. The amount of our backlog that we may recognize as revenue during any fiscal quarter may vary significantly because the actual receipt and timing of these revenues is subject to various contingencies, many of which are beyond our control. Further, we may never realize revenue on contracts included in our backlog or the timing of such recognition may change because a project schedule for a customer could change or the project could be canceled, or a contract could be reduced, modified, or terminated early. If we fail to realize revenue from contracts included in our backlog or we do not recognize that revenue on our anticipated timeframe, our operating results in future reporting periods may be materially impacted due to decreased revenue. Failure to recognize backlog may result in higher losses than anticipated and have an adverse impact or our cash flow.

In addition, we have long-term contracts with two customers that are renewed annually and are expected to generate future revenues. Due to the annual renewal requirement, we include in backlog revenues from these contracts that we expect to record during our fiscal year ending December 31, 2004, but do not include in backlog expected revenues from those contracts for fiscal years after 2004. We estimate that they will yield an aggregate of $19.4 million from 2005 through 2008 in addition to our $20.8 million of backlog at December 31, 2003. However, there can be no assurance that these contracts will be renewed annually and not terminated at any time during their terms or that we will be able to maintain our sublicensed rights under certain patents relating to these contracts.

Contamination in our animal populations could damage our inventory, harm our reputation and result in decreased sales.

We offer a portfolio of transgenic animals and LPTA animal models for use by researchers in a wide range of research and drug discovery programs and also perform breeding and model validation. We maintain animal facilities in Alameda, California and Cranbury, New Jersey. These animals and facilities must be free of contaminants, viruses or bacteria, or pathogens that would compromise the quality of research results. Contamination of our isolated breeding rooms could disrupt our models, delay delivery to customers of data generated from phenotyping and result in decreased sales. Contamination would result in inventory loss, clean up and start-up costs and reduced sales as a result of lost customer orders.

For example, in 2003 one of our animal facilities in Alameda was contaminated by a mouse virus introduced through one of our animal vendors. We closed that facility for decontamination, and transferred our most valuable strains to third party breeders for rederivation so that we could continue to provide animals to our customers. The decontamination process took approximately three months. We have moved all of these operations to a new barrier facility to reduce the contamination risk. Additionally, there is a known list of mouse pathogens that animal facilities such as ours routinely test for in their animal populations. In 2002, one of our customers added a bacterial species to its list of undesirable pathogens in mice that was previously considered non-pathogenic in mice. One of our facilities carried a strain of mouse that carried that bacterial species as “flora”. We rederived this strain to specifically exclude this species. These events did not represent a loss of revenue, but did affect our operational costs by increasing our animal support costs.

Our future revenue is unpredictable and could cause our operating results to fluctuate significantly from quarter to quarter.

Our quarterly and annual operating results have fluctuated in the past and are likely to do so in the future. In particular, our operating results in the first and third quarters have historically been lower than those in the second and fourth quarters due to the decision-making process of our customer base. The sale of many of our products, including our IVIS Imaging Systems and related Bioware typically involve a significant scientific evaluation and commitment of capital by customers. Accordingly, the initial sales cycles of many of our products are lengthy and subject to a number of significant risks that are beyond our control, including customers’ budgetary constraints and internal acceptance reviews. As a result of this lengthy and unpredictable sales cycle, our operating results have historically fluctuated significantly from quarter to quarter, and we expect this trend to continue. In addition, a large portion of our expenses, including expenses for our Alameda, California and Cranbury, New Jersey facilities, equipment and personnel, are relatively fixed. Accordingly, if our revenue declines or does not increase as we anticipate, we might not be able to correspondingly reduce our operating expenses in a timely enough manner to avoid incurring additional losses. Our failure to achieve our anticipated level of revenue could significantly harm our operating results for a particular fiscal period.

The following are among additional factors that could cause our operating results to fluctuate significantly from period to period:

•	changes in the demand for, and pricing of, our products and services;

•	the length of our sales cycles and buying patterns of our customers, which may cause a decrease in our operating results for the third quarter;

•	the nature, pricing and timing of other products and services provided by us or our competitors;

•	changes in our revenue backlog and renewable contracts;

•	changes in the research and development budgets of our customers;

•	acquisition, licensing and other costs related to the expansion of our operations;

•	the timing of milestones, licensing and other payments under the terms of our license agreements, commercial agreements and agreements pursuant to which others license technology to us; and

•	expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights.

Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter to quarter or annual comparisons of our operating results are not a good indication of our future performance.

We have a limited sales and marketing organization, and although we intend to increase our sales and marketing organization, we may be unable to build an organization to meet demand for our products and services.

We currently have eight people in our sales force engaged in the direct sale of our products, many of whom were added in 2003, including our vice president, chief business officer. Because our products are technical in nature, we believe that our sales and marketing staff must have scientific or technical expertise and experience and require they be trained in the instrumentation and reagents that they sell. Although we intend to significantly expand our sales and marketing organization with the proceeds from this offering, the number of employees with these skills is relatively small. Competition is intense and we may not be able to continue to attract and retain sufficient qualified people or grow and maintain an efficient and effective sales and marketing department.

We depend on key employees in a competitive market for skilled personnel, and without additional employees, we cannot grow or achieve profitability.

We are highly dependent on the principal members of our management team, including David W. Carter, chairman of our board and chief executive officer, and Pamela R. Contag, Ph.D., our president. With the exception of Mr. Carter and Dr. Contag, none of the principal members of our management team and scientific staff have entered into employment agreements with us, nor, with the exception of Mr. Carter and Dr. Contag, do we have any key person life insurance on such individuals. Additionally, as a practical matter, any employment agreement we may enter into will not ensure the retention of the employee who is a party to the agreement.

Our future success also will depend in part on the continued service of our key scientific, consulting and management personnel and our ability to identify, hire and retain additional personnel. William A. Albright, Jr. joined us as chief financial officer and vice president on July 1, 2004. It will take time for Mr. Albright to become integrated into our company. We are also currently recruiting additional senior management personnel to enhance our management team and to support our anticipated growth in 2005 and beyond. We experience intense competition for qualified personnel. We may be unable to attract and retain personnel necessary for the development of our business. Moreover, a significant portion of our work force is located in the San Francisco Bay Area of California, where demand for personnel with the scientific and technical skills we seek is extremely high and is likely to remain high.

Failure to raise additional capital or generate the significant capital necessary to expand our operations and develop new products could reduce our ability to compete.

We anticipate that our existing capital resources, together with the proceeds of this offering, will be sufficient to fund our currently planned operations. However, our expectations are based on our current operating plan, which may change as a result of many factors including:

•	our success in ramping up our sales and marketing organization;

•	the termination or non-renewal of material contracts or loss of significant customers;

•	our inability to obtain products from our suppliers to manufacture our products in sufficient quantities;

•	developments or disputes concerning patents, proprietary rights or other commercial disputes; and

•	changes in our growth rates.

Consequently, we may need to raise additional funds through public or private financings. Our inability to raise capital would harm our business and product development efforts.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in dilution to our then-existing stockholders.

Compliance with governmental regulations could increase our operating costs, which would adversely affect the commercialization of our technology.

The Animal Welfare Act, or AWA, is the federal law that covers the treatment of certain animals used in research. The AWA currently does not cover rats of the genus Rattus or mice of the genus Mus bred for use in research, and consequently, we are not currently required to be in compliance with this law. As of April 30, 2004, there was no legislation pending before the U.S. Congress to amend the AWA to cover the rats or mice used by us.

Currently, the AWA imposes a wide variety of specific regulations that govern the humane handling, care, treatment and transportation of certain animals by producers and users of research animals, most notably personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions. If in the future the AWA is amended to include mice or rats bred for use in research in the scope of regulated animals, we will become subject to registration, inspections and reporting requirements. We believe compliance with such regulations would require us to modify our current practices and procedures, which could require significant financial and management resources.

Furthermore, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. To the extent that we provide products and services overseas, we also have to comply with foreign laws, such as the European Convention for the Protection of Animals During International Transport and other anti-cruelty laws. In addition, customers of our mice in certain countries may need to comply with requirements of the European Convention for the Protection of Vertebrate Animals Used for Experimental and Other Scientific Purposes. Additional or more stringent regulations in this area could impact our sales of laboratory animals into signatory countries.

Since we develop animals containing changes in their genetic make-up, we may become subject to a variety of laws, guidelines, regulations and treaties specifically directed at genetically modified organisms. The area of environmental releases of genetically modified organisms is rapidly evolving and is currently subject to intense regulatory scrutiny, particularly overseas. If we become subject to these laws, we could incur substantial compliance costs. For example, the Biosafety Protocol, an international treaty adopted in 2000 to which the U.S. is not a party, regulates the transit of living modified organisms, a category that includes our transgenic mice, into countries party to the treaty. As our mice are not intended for release into the environment or for use for food, feed or processing, the treaty imposes only identification, handling, packaging and transport requirements for shipments into signatory countries. However, additional requirements may be imposed on such shipments in the future.

We use hazardous materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes, our anesthesia systems used with our IVIS Imaging Systems to anesthetize the animals being imaged and our general biology operations involve the controlled storage, use and disposal of hazardous materials including, but not limited to, biological hazardous materials and radioactive compounds. We are subject to federal, state and local regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We currently maintain a limited pollution cleanup insurance policy in the amount of $1.0 million. We may not be able to maintain insurance on acceptable terms, or at all. We could be required to incur significant costs to comply with current or future environmental laws and regulations.

Public perception of ethical and social issues may limit or discourage the use of mice for scientific experimentation, which could reduce our revenues and adversely affect our business.

Governmental authorities could, for social or other purposes, limit the use of genetic modifications or prohibit the practice of our technology. Public attitudes may be influenced by claims that genetically engineered products are unsafe for use in research or pose a danger to the environment. The subject of genetically modified organisms, like genetically altered mice and rats, has received negative publicity and aroused significant public debate. In addition, animal rights activists could protest or make threats against our facilities, which may result in property damage. Ethical and other concerns about our methods, particularly our use of genetically altered mice and rats, could adversely affect our market acceptance.

We may engage in future acquisitions, which could adversely affect your investment in us as we may never realize any benefits from such acquisitions, which also could be expensive and time consuming.

We currently have no commitments or agreements with respect to any material acquisitions. If we do undertake any transactions of this sort, the process of integrating an acquired business, technology, service or product may result in operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may never realize the anticipated benefits of any acquisition. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to other intangible assets or the impairment of goodwill, which could adversely affect our results of operations and financial condition.

If a natural disaster strikes our manufacturing facility, we would be unable to manufacture our products for a substantial amount of time and we would experience lost revenue.

We have relied to date principally on our manufacturing facility in Alameda, California to produce the IVIS Imaging Systems, our Bioware cells and microorganisms and LPTA animal models. We have also established a back-up facility for producing transgenic animals in Cranbury, New Jersey and have produced some of our LPTA animal models there. Both of these facilities and some pieces of manufacturing equipment would be difficult to replace and could require substantial replacement lead-time. Our facilities may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance to our Alameda facility, as it is located in an earthquake-prone area. In the event our Alameda facility or equipment were affected by man-made or natural disasters, we would be forced to shift production of the IVIS Imaging Systems and many of our Bioware cells and microorganisms and LPTA animal models to our Cranbury facility. We believe that this production shift would result in a disruption in our operations of approximately 90 to 180 days, which could harm our business. Although we currently maintain global property insurance in the amount of $21.4 million for damage to our property and the disruption of our business from fire and other casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Risks Related to Operating in Our Industry

Because we receive revenue principally from pharmaceutical, biotechnology and chemical companies and biomedical research institutions, the capital spending policies of these entities may have a significant effect on the demand for our products.

We market our products to pharmaceutical, biotechnology and chemical companies and biomedical research institutions, and the capital spending policies of these entities can have a significant effect on the demand for our products. These policies vary significantly between different customers and are based on a wide variety of factors, including the resources available for purchasing research equipment, the spending priorities among various types of research companies and the policies regarding capital expenditures. In particular, the volatility of the public stock market for biotechnology companies has at certain times significantly impacted the ability of these companies to raise capital, which has directly affected their capital spending budgets. In addition, continued consolidation within the pharmaceutical industry will likely delay and may potentially reduce capital spending by pharmaceutical companies involved in such consolidations. Similarly, changes in availability of grant moneys may impact our sales to academic customers. Any decrease or delay in capital spending by life sciences or chemical companies or biomedical researchers could cause our revenue to decline and harm our profitability. In addition, the pharmaceutical industry has undergone significant consolidation over the past several years. If two or more of our present or future customers merge, we may not receive the same fees under agreements with the combined entities that we received under agreements with these customers prior to their merger. Moreover, if one of our customers merges with an entity that is not a customer, the new combined entity may prematurely terminate our agreement. Any of these developments could materially harm our business or financial condition.

We face competition from companies with established technologies for in vivo biological assessment, which may prevent us from achieving significant market share for our products.

We compete with a variety of established and accepted technologies for in vivo biological assessment that several competitors and customers may be using to analyze animal models. The most basic of these technologies have remained relatively unchanged for the past 40 years, are well established and are routinely used by researchers. We believe it may take several years for researchers to become fully educated about our in vivo biophotonic imaging technology.

We believe that in the near term, the market for in vivo biological assessment will be subject to rapid change and will be significantly affected by new technology introductions and other market activities of industry participants. As other companies develop new technologies and products to conduct in vivo biological assessment, we may be required to compete with many larger companies that enjoy several competitive advantages, including:

•	established distribution networks;

•	established relationships with life science, pharmaceutical, biotechnology and chemical companies as well as with biomedical researchers; and

•	greater resources for technology and product development, sales and marketing and patent litigation.

Our principal competitors that use established technologies for in vivo biological assessment include Exelixis, Inc. and Lexicon Genetics Incorporated. Each of these companies uses animal models in the area of target validation in drug discovery and utilizes methods of assessment based upon knockout mice as well as other organisms such as fruit flies, worms and yeast. We face competition from several companies that have recently begun to market systems that may be used to perform in vivo imaging with the appropriate licenses. At any time, other companies may develop additional directly competitive products that could achieve greater market acceptance or render our products obsolete.

Our intellectual property rights, including one patent that is due to expire in 2006, may not provide meaningful commercial protection for our products, which could enable third parties to use our technology, or very similar technology, and could reduce our ability to compete in the market.

We rely on patent, copyright, trade secret and trademark laws to limit the ability of others to compete with us using the same or similar technology in the U.S. and other countries. However, as described below, these laws afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights abroad. These problems can be caused by the absence of adequate rules and methods for defending and enforcing intellectual property rights.

We will be able to protect our technology from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent positions of companies developing tools for pharmaceutical, biotechnology, biomedical and chemical industries, including our patent position, generally are uncertain and involve complex legal and factual questions, particularly as to questions concerning the enforceability of such patents against alleged infringement. The biotechnology patent situation outside the U.S. is even more uncertain, particularly with respect to the patentability of transgenic animals. Changes in either the patent laws or in interpretations of patent laws in the U.S. and other countries may therefore diminish the value of our intellectual property. Moreover, our patents and patent applications may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. We also face the risk that others may independently develop similar or alternative technologies or design around our patented technologies.

We own, or control through licenses, a variety of issued patents and pending patent applications. However, the patents on which we rely may be challenged and invalidated, and our patent applications may not result in issued patents. In fact, one of our primary patents covering our method of in vivo biophotonic imaging was recently subject to a re-examination proceeding before the U.S. Patent and Trademark Office that had been requested by an unidentified third party. The re-examination has concluded, and we have received the Patent and Trademark Office’s notice of intent to issue a re-examination certificate for that patent, meaning that the claims to that method will reissue under the same patent number. The claims have been amended so as to be slightly narrower than the claims originally issued.

We have taken measures to protect our proprietary information, especially proprietary information that is not covered by patents or patent applications. These measures, however, may not provide adequate protection of our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to protect our trade secrets in a meaningful way. If we lose employees, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by those former employees despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions to protect our proprietary technology. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

U.S. Patent No. 4,873,191, claiming the use of certain widely accepted microinjection techniques to create transgenic animals and licensed exclusively to our subsidiary, Xenogen Biosciences Corp., is due to expire in October 2006. Upon its expiration, we will not be able to prevent others from practicing those methods for commercial purposes and we may face competition from third parties seeking to provide those services on a commercial basis.

We may need to initiate lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive and, if we lose, may cause us to lose some of our intellectual property rights, which would reduce our ability to compete in the market and may cause our stock price to decline.

We rely on patents to protect a large part of our intellectual property and competitive position. Our patents, which have been or may be issued, may not afford meaningful protection for our technologies and products. In addition, our current and future patent applications may not result in the issuance of patents in the U.S. or foreign countries. Our competitors may develop technologies and products similar to our technologies and products which do not infringe our patents. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. This risk is exacerbated by the fact that those third parties may have access to substantially greater financial resources than we have to conduct such litigation. These lawsuits could be expensive, take significant time and could divert management’s attention from other business concerns. These lawsuits would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may suffer reduced instrumentation sales and/or license revenue as a result of pending lawsuits or following final resolution of lawsuits. Further, these lawsuits may also provoke these third parties to assert claims against us. Attempts to enforce our patents may trigger third party claims that our patents are invalid. The patent position of biotechnology firms is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. We cannot assure you that we will prevail in any of these suits or that the damage or other remedies awarded to us, if any, will be commercially valuable. During the course of these suits, there may be public announcements of results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or others perceive any of these results to be negative, it could cause our stock price to decline.

Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others.

We may be exposed to future litigation by third parties based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated because there are numerous issued and pending patents in the life sciences industry and, as described above, the validity and breadth of life sciences patents involve complex legal and factual questions. Our competitors may assert that their U.S. or foreign patents may cover our products and the methods we employ. For example, one of our principal competitors, Lexicon Genetics Incorporated, had been involved in litigation regarding intellectual property claims relating to the creation of transgenic animals. In addition, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may inadvertently infringe.

From time to time, we have received, and may receive in the future, letters asking us to license certain technologies the signing party believes we may be using or would like us to use. If we do not accept a license, we may be subject to claims of infringement, or may receive letters alleging infringement. For example, we recently received a letter from counsel for Lexicon Genetics Incorporated. The letter asks us to review with them one of our methods for custom animal production in relation to two patents which they exclusively license. We are currently in the process of reviewing and responding to their letter. Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business.

If we lose a patent infringement lawsuit, we could be prevented from selling our products unless we can obtain a license to use technology or ideas covered by such patent or are able to redesign the products to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign our products to avoid any infringement. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer.

Our rights to the use of technologies licensed to us by third parties are not within our control, and without these technologies, our products and programs may not be successful and our business prospects could be harmed.

We rely on licenses to use various technologies that are material to our business, including licenses to the use of certain biologicals, and licenses to engineer and commercialize transgenic animals. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to the negotiation of, continuation of and compliance with the terms of those licenses and the continued validity of these patents. In some cases, we do not control the prosecution or filing of the patents to which we hold licenses. Instead, we rely upon our licensors to prevent infringement of those patents. Under the GenPharm International, Inc. sublicense for certain gene targeting patents we use, GenPharm retains the sole right to enforce those patent rights against infringers. Under the Promega Corporation license for a patented form of firefly luciferase used in our LPTA animal models and certain of our Bioware, we do not have the right to enforce the patent, and Promega is not obligated to do so on our behalf. Some of the licenses under which we have rights, such as our licenses from Stanford University and Ohio University, provide us with exclusive rights in specified fields, including the right to enforce the patents licensed to us from these two universities, but we cannot assure you that the scope of our rights under these and other licenses will not be subject to dispute by our licensors or third parties. Certain of our other licenses contain due diligence obligations, as well as provisions that allow the licensor to terminate the license upon specific conditions.

We occasionally may become subject to commercial disputes that could harm our business.

We are currently the subject of, and may from time to time become engaged in, commercial disputes such as claims by customers, suppliers or other third parties. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. For example, on August 9, 2001, AntiCancer, Inc. filed a lawsuit against us alleging causes of action for trade libel, defamation, intentional interference with contract, intentional interference with prospective economic advantage and unfair competition, all of which are based on alleged false statements made by unidentified employees or third parties, including one of our consultants and customers. The complaint seeks unspecified general and exemplary monetary damages. We believe these claims are without merit and intend to vigorously defend against them. However, even if we prevail in disputes such as this, the defense of this suit will be expensive and time-consuming and may distract our management from operating our business.

Risks Related to This Offering

Our common stock may experience price and volume fluctuations.

The market price of our common stock may fluctuate substantially due to a variety of factors, including:

•	announcements of technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights, or of infringement, interference or other litigation against us or our licensors;

•	the timing and development of our products and services;

•	changes in our revenue backlog and renewable contracts;

•	changes in pharmaceutical and biotechnology companies’ research and development expenditures;

•	announcements concerning our competitors, or the biotechnology or pharmaceutical industry in general;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	general and industry-specific economic conditions;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts, or termination of research coverage;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of biotechnology companies, particularly companies like ours without consistent product revenues and earnings, have been highly volatile and may continue to be highly volatile in the future. This volatility has often been unrelated to the operating performance of particular companies. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Whether or not meritorious, litigation brought against us could result in substantial costs, divert management’s attention and resources and harm our financial condition and results of operations.

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. See “Underwriting” for more information regarding the factors considered in setting the initial public offering price.

The future sale of a substantial amount of our common stock could negatively affect our stock price.

After this offering, and based on the number of shares outstanding as of March 31, 2004, we will have approximately 14,677,278 shares of common stock outstanding, or 15,307,278 shares if the underwriters’ over-allotment is exercised in full. The 4,200,000 shares to be sold in this offering, or 4,830,000 shares if the underwriters’ over-allotment is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our affiliates. We believe that the remaining 10,477,278 shares of common stock outstanding after this offering will be available for sale in the public market 180 days after the date of the final prospectus relating to this offering, subject in some cases to volume and other limitations.

The previous sentence assumes that we and/or our underwriters will take steps to enforce the lock-up agreements under which holders of substantially all of our stock have agreed not to sell or otherwise dispose of their shares of common stock. In addition, the underwriters may waive these lock-up restrictions prior to the expiration of the lock-up period without prior notice.

In addition, we intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register approximately 2,820,000 shares of our common stock underlying options granted or to be granted to our officers, directors, employees and consultants. These shares, if issued in accordance with these plans, will be eligible for immediate sale in the public market, subject to volume limitations after expiration of the 180 day lock-up period.

After this offering, the holders of approximately 9,418,766 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If our stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. Furthermore, if we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, the sale of a large number of shares could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. Please see “Shares Eligible for Future Sale.”

You will suffer immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our shares is higher than the book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities and suffer immediate and substantial dilution of approximately $5.27 per share.

To the extent the underwriters exercise their over-allotment option, or if outstanding stock options or warrants to purchase our common stock are exercised, there will be further dilution to new investors.

After the offering, our principal stockholders, executive officers and directors will continue to own a significant percentage of our stock, and as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Our principal stockholders, executive officers and directors will, in the aggregate, beneficially own approximately 57.1% of our common stock, including warrants and options exercisable within 60 days of March 31, 2004, following this offering. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders. These stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the affect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you.

We do not anticipate declaring or paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

We will have broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

We currently intend to use the net proceeds to fund our operations, including continued development, manufacturing and commercialization of existing and future products, expanding our sales and marketing organization, as well as continued research and development activities and for other working capital. Although we have no current plans, agreements or commitments with respect to any acquisition, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies. Our management may spend the proceeds from this offering in ways that our stockholders may not deem desirable.

The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

Our incorporation documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of your stock, which may inhibit an attempt by our stockholders to change our direction or management.

Our amended and restated certificate of incorporation and bylaws will contain provisions that could delay or prevent a change in control of our company. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	provide for a classified board of directors, so that it would take three successive annual meetings to replace all directors;

•	prohibit stockholders from calling special meetings;

•	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

•	prohibit stockholder action by written consent, requiring all stockholder actions to be taken at a meeting of our stockholders.

In addition, we are governed by the provisions of Section 203 of Delaware General Corporate Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us, which may prevent or frustrate any attempt by our stockholders to change our management or the direction in which we are heading. These and other provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

•	our ability to manufacture, market, commercialize and achieve market acceptance of our products;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our estimates for future performance, including backlog; and

•	our estimates regarding anticipated operating losses, backlog and anticipated future revenue, capital requirements and our needs for additional financing.

These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

USE OF PROCEEDS

Our proceeds from the sale of the 4,200,000 shares of common stock we are offering are estimated to be $25.3 million ($29.4 million if the underwriters’ over-allotment option is exercised in full) based on the public offering price of $7.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses.

The amount and timing of our actual expenditures from the net proceeds will depend on numerous factors, including the timing and number of new hires in our sales and marketing organization, the status of our research and development efforts, the amount of proceeds actually raised in this offering, the amount of cash, if any, generated by our operations and the amount of competition we face. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. We currently estimate that of the net proceeds, we will spend approximately $4.0 million to expand our sales and marketing organization; approximately $4.0 million to expand our research and development efforts, including approximately $1.0 million on updates to our IVIS Imaging Systems, $1.5 million on development of new imaging systems and $1.5 million on development of animal models; approximately $5.0 million to expand our manufacturing capacity for IVIS Imaging Systems, including approximately $2.0 million in capital investment; and the remainder for working capital, including approximately $4.0 million on manufacturing and inventory, $2.0 million on key management hires, $3.0 million on expansion of our animal facility, $1.0 million on legal infrastructure and $2.0 million on product development. Our management will have broad discretion to allocate the net proceeds from this offering and may spend the proceeds from this offering in ways that our stockholders may not deem desirable.

Until we use the net proceeds of this offering as described above, we intend to invest the funds in short-term, investment grade, interest-bearing securities and U.S. government securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

Since our incorporation, we have never declared or paid cash dividends on our capital stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of March 31, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis, reflecting the conversion of all of our preferred stock into an aggregate of 9,418,766 shares of our common stock immediately prior to the completion of this offering and the sale of 4,200,000 shares of common stock in this offering at the initial public offering price of $7.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Pro Forma As Adjusted
	(in thousands)
Cash, cash equivalents and short-term investments	$8,248	$33,590

Debt	$5,032	$5,032

Stockholders’ equity:
Convertible preferred stock, $0.007 par value; 10,428,571 shares authorized; 9,418,766 shares issued and outstanding; pro forma as adjusted—no shares authorized; no shares issued and outstanding	$66	$—
Common stock, $0.007 par value, 15,714,285 shares authorized, actual and pro forma as adjusted, respectively; 1,058,512 shares issued and outstanding, actual; 14,677,278 shares issued and outstanding, pro forma as adjusted	7	102
Additional paid-in capital	161,447	186,760
Notes receivable from stockholders	(111)	—
Deferred stock-based compensation	(5,030)	(5,030)
Accumulated other comprehensive income	1	1
Accumulated deficit	(152,182)	(152,293)

Total stockholders’ equity	$4,198	$29,540

The actual number of shares of common stock shown as issued and outstanding in the table above does not include:

•	1,016,211 shares issuable upon exercise of stock options outstanding as of March 31, 2004;

•	464,542 shares reserved for issuance under our 1996 Stock Option Plan as of March 31, 2004; and

•	395,483 shares of common stock underlying warrants to purchase common and preferred stock outstanding as of March 31, 2004.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the historical adjusted net tangible book value per share of common stock upon the completion of this offering. The historical adjusted net tangible book value as of March 31, 2004 was approximately $3.2 million, or approximately $0.26 per share. Historical adjusted net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding after giving effect to the automatic conversion of all shares of our outstanding preferred stock, shares issuable upon exercise of stock options, shares reserved for issuance under our 1996 stock option plan and shares of common stock underlying warrants to purchase common and preferred stock. Dilution in historical adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the closing of this offering.

After giving effect to the sale of the shares of common stock at the initial public offering price of $7.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2004 would have been approximately $28.6 million, or $1.73 per share of common stock. This represents an immediate increase in net tangible book value of $1.46 per share to existing stockholders and an immediate dilution of $5.27 per share to new investors purchasing shares of common stock in this offering at the initial offering price. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$7.00
Pro forma net tangible book value per share as of March 31, 2004	0.26
Increase per share attributable to new investors	1.47
Pro forma net tangible book value per share after this offering		1.73

Dilution per share to new investors		$5.27

The following table summarizes as of March 31, 2004 the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table reflects the initial public offering price of $7.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	10,477,278	71%	$98,723,000	77%	$9.42
New investors	4,200,000	29%	29,400,000	23%	7.00

Total	14,677,278	100%	$128,123,000	100%

The above discussion and tables are based on 10,477,278 shares outstanding as of March 31, 2004 and excludes:

•	1,016,211 shares issuable upon exercise of stock options outstanding as of March 31, 2004;

•	464,542 shares reserved for issuance under our 1996 stock option plan as of March 31, 2004; and

•	395,483 shares of common stock underlying warrants to purchase common and preferred stock outstanding as of March 31, 2004.

To the extent the outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements, and the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from our consolidated financial statements not included in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the three months ended March 31, 2003 and March 31, 2004, and the consolidated balance sheet data as of March 31, 2004 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of future operating results, and the results for the three months ended March 31, 2004 are not necessarily indicative of results to be expected for the full fiscal year or any other period.

	Years Ended December 31,						Three Months Ended March 31,
	1999	2000	2001	2002		2003	2003	2004
Consolidated Statement of Operations Data:
Revenue
Product	$46	$991	$1,961	$5,148		$7,577	$1,057	$3,482
Contract	790	1,601	7,452	6,541		7,369	1,544	2,190
License	457	1,545	3,831	4,325		5,117	1,188	1,368

Total revenue	1,293	4,137	13,244	16,014		20,063	3,789	7,040

Total cost of revenue	—	1,392	9,085	12,377		12,743	2,569	4,519

Gross margin	1,293	2,745	4,159	3,637		7,320	1,220	2,521

Operating expenses
Research and development	4,315	9,787	15,009	14,125		11,920	2,844	3,545
Selling, general and administrative	3,599	10,046	12,217	12,561		10,890	2,645	4,446
Depreciation and amortization expenses	633	1,398	11,999	4,735		3,836	1,050	898
Restructuring charges	—	—	—	3,411		669	669	—

Total operating expenses	8,547	21,231	39,225	34,832		27,315	7,208	8,889

Loss from operations	(7,254)	(18,486)	(35,066)	(31,195)		(19,995)	(5,988)	(6,368)
Other income (expense), net	—	—	88	54		43	15	220
Interest income	355	1,412	1,084	416		122	30	41
Interest expense	(237)	(542)	(803)	(921)		(717)	(204)	(138)

Loss before cumulative effect of accounting change	(7,136)	(17,616)	(34,697)	(31,646)		(20,547)	(6,147)	(6,245)

Cumulative effect of an accounting change—impairment of goodwill	—	—	—	(30,906	)(a)	—	—	—

Net loss	$(7,136)	$(17,616)	$(34,697)	$(62,552)		$(20,547)	$(6,147)	$(6,245)

Loss per share data (basic and diluted):
Net loss attributable to common stockholders excluding cumulative effect of an accounting change—impairment of goodwill	—	—	$(72.51)	$(63.86)		$(33.89)	$(12.88)	$(6.55)
Cumulative effect of an accounting change—impairment of goodwill	—	—	—	(56.52)		—	—	—

Net loss attributable to common stockholders	—	—	$(72.51)	$(120.38)		$(33.89)	$(12.88)	$(6.55)

	As of December 31,					As of March 31, 2004
	1999	2000	2001	2002	2003
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$5,812	$28,855	$28,119	$6,670	$13,546	$8,248
Deferred revenue	350	5,016	4,958	5,095	9,918	8,516
Working capital	4,968	21,805	20,636	(2,498)	6,314	2,635
Total assets	11,613	81,460	82,450	24,305	31,559	24,803
Long-term obligations	2,678	3,340	4,354	3,158	5,182	3,851
Redeemable convertible preferred stock	17,511	81,693	110,619	114,941	—	—
Convertible preferred stock	—	—	1	1	66	66
Total stockholders’ equity (deficit)	(10,492)	(14,014)	(45,467)	(109,544)	8,190	4,198

(a)	Impairment of goodwill resulting from write-offs of goodwill relating to acquisition of Chrysalis DNX Transgenic Services Corp. and adoption of SFAS 142 in 2002

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. In addition to the historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We sell an integrated system of instruments and equipment, software and reagents to academic and biopharmaceutical researchers that we believe improves the productivity and efficiency of the drug discovery and development process. Our proprietary biophotonic IVIS Imaging Systems, living animal models and research services collectively expedite in vivo data collection and analysis, a critical bottleneck in drug discovery and development. We genetically engineer cells and animals to emit light and thereby display visually a chosen tumor, disease, pathogen, organ or biochemical reaction. Our products are also used to validate predictive animal models, primarily rats and mice, for preclinical drug discovery and development. We believe our products enable our pharmaceutical and biotechnology customers to generate higher-quality safety and efficacy data for drug candidates, to increase the speed of preclinical development and to reduce the development risk of product candidates that enter clinical development. From January 1, 1999 through March 31, 2004, we have recognized $61.8 million in total revenue. The sources of our revenue are:

•	one-time fees: IVIS instrument, accessories and software sales;

•	recurring revenue: multi-year licensing fees for our biophotonic imaging technologies, and recurring revenue from the sale of light-producing transgenic animals, cell lines and reagents; and

•	long-term service contracts: custom animal production, animal phenotyping and IVIS service contracts.

In addition to our IVIS Imaging Systems and animal models, we also provide a wide range of services relating to the production of transgenic animals (in which foreign genes are incorporated) and knockout animals (in which specific genes are disabled). We also provide custom animal production and phenotyping services to our customers for the purpose of target validation and compound screening. The margins for our products and services vary. Our margins on one-time fees related to sales of our IVIS instruments and accessories averaged over 40% over the last three years, and our margins for our revenue generated from licensing fees and Bioware sales averaged over 85% during the same period. We anticipate over time that margins for our instruments and accessories will improve as we expand our manufacturing capacity. Margins for our custom animal production and phenotyping services vary significantly based on the type of service provided, and we currently have a negative gross margin on contract revenue due to underutilization of our production facilities. We sell our products and services directly to our customers and through independent distributors who sell our IVIS Imaging Systems outside the U.S.

We were founded in 1995 and commenced sales of our IVIS Imaging Systems and Bioware in early 2000. In early 2001, we commenced sales of our proprietary light-producing trangenic animals, or LPTA animal models. In November 2000, we completed our acquisition of Chrysalis DNX Transgenic Sciences Corporation, or DNX, renamed Xenogen Biosciences Corporation, now our wholly owned subsidiary. In connection with this acquisition, we issued shares of preferred stock in exchange for all the outstanding shares of DNX. In September 2001, we acquired leasehold improvements and certain other tangible assets relating to a transgenic animal facility located in St. Louis, Missouri, from Incyte Genomics, Inc., or

Incyte, for a total consideration of $0.3 million. In addition, we acquired a license to certain patents for a one-time fee of $0.7 million. In 2002, we closed the St. Louis facility.

Since inception, we have been unprofitable. We incurred net losses of approximately $34.7 million in 2001, $62.6 million in 2002 and $20.5 million in 2003. As of March 31, 2004, we had an accumulated deficit of $152.2 million. As a company in the early stage of commercialization, our limited history of operations makes prediction of future operating results difficult. We believe that period to period comparisons of our operating results should not be relied on as predictive of our future results.

Stock-based compensation expense is included in the expense category in which the affected employee, officer or consultant’s salary or other compensation is charged.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue recognition.    We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, or SAB 104. Arrangements with multiple elements are accounted for in accordance with Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured.

We generate revenue primarily from two sources: (1) sales of our IVIS Imaging Systems and associated accessories, and (2) licenses for the use of our in vivo biophotonic imaging technology, transgenic animals and associated biological products to customers on a nonexclusive and nontransferable basis for the purposes of its application in the fields of drug discovery and/or preclinical drug development research.

Our IVIS Imaging System is composed of separate hardware and software components. The hardware (non-software) component is primarily an enclosed ultra-sensitive CCD camera system. The primary software component (Living Image) enables the user to organize and view the image data. This software component is not considered essential to the functionality of the camera system as similar software is available from other vendors. We allocate revenue on the sale of our IVIS Imaging Systems between software and non-software related deliverables based on fair value as required by Emerging Issues Task Force Issue No. 03-05.

Revenue allocated to non-software deliverables is further allocated based on the separation criteria established in EITF 00-21. Using that criteria, which requires that each deliverable have stand-alone value in order to be considered a separate unit of accounting, we have identified four separate non-software deliverables: (1) the camera system, (2) the technology licenses, (3) follow-on technical services, and (4) system accessories. We allocate revenue to these units of accounting based on fair value as determined by reference to the price at which it would be sold separately by the Company and/or other third parties. Revenue allocated to each individual unit of accounting is then recognized in accordance with the requirements of SAB 104.

Revenue from the sale of accessories is recognized upon delivery (i.e. transfer of title), as the functionality of add on accessories is not contingent upon installation due to the “plug and play” nature of the accessories. Revenue associated with follow-on technical services is recognized as the services are performed.

We grant time-based technology licenses to our commercial customers. We recognize revenues from the fees, net of any customer discounts, attributable to these time-based technology licenses as earned on a straight-line basis over the term of the license. We grant perpetual technology licenses to academic not-for-profit customers in connection with the sale of our IVIS Imaging System. The IVIS Imaging System and related perpetual technology licenses are sold as a combined unit and revenue is recognized upon installation of the combined unit.

Revenue allocated to the software and related customer support is accounted for separately in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2. Under SOP 97-2, the software components are recognized upon installation of the system, as the functionality of the system is contingent upon installation due to the complex nature of the system. Post customer support is deferred and amortized over a straight-line basis over the customer support period.

Deferred revenue, primarily related to time-based technology licenses and software maintenance contracts, is recorded when the payments from the customer are received prior to our conclusion of performance obligations related to the payment and recognized upon completion of those performance criteria.

Revenue relating to research and development agreements is recognized as the defined services are performed. Under these agreements, we are required to perform research and development activities as specified in each respective agreement. The payments received under these agreements are nonrefundable.

Because services are performed ratably over the period, contract revenue attributable to fixed price contracts is recognized on a straight-line basis over the term of the contract provided that the payments are nonrefundable and are based on an agreed upon schedule. Certain agreements may define specific milestones and the payments associated with each milestone. Such payments are recognized as revenue upon achievement of the milestone events, after which we have no future performance obligations to this payment. Any payments received in advance of the completion of the milestone are recorded as deferred revenue.

Sales to distributors are recognized upon sale of the products by the distributor to the end user. Our arrangements with end customers do not allow for product returns.

Accounts receivable allowances.    Because our sales to date have been to Large Pharma and academic and research institutions, we have experienced very few issues surrounding payment for products and services. Consequently, we maintain limited allowances for doubtful accounts. We have not experienced significant credit loss from our accounts receivable, licenses, grants and collaboration agreements, and none are currently expected. We perform a regular review of our customer activity and associated credit risks and do not require collateral from our customers.

Excess and obsolete inventory.    We do not have inventory reserves for estimated obsolescence or unmarketable inventory as our product mix is relatively new and our historical inventory turnover has been consistent with our assumptions about future demand and market conditions. We rely on several companies as the sole source of various materials used in our manufacturing process. Any interruption in the supply of these materials could result in the failure to meet customer demand.

Stock-based compensation.    We have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations in accounting for our employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of our employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. As a private company, estimates of the fair value of our common stock is difficult, due to infrequent sales of equity securities to third parties. Such estimates significantly impact stock-based compensation and beneficial conversion features and are based on management judgments. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our consolidated financial statements, consisting of dividend yield, risk-free interest rate and weighted average expected life of the option.

Restructuring charges.    In September 2002, we implemented a restructuring plan to bring our expenses in line with revised revenue and cash flow projections. The restructuring plan included the closure of our St. Louis facility, which was consolidated with our animal production capabilities in Cranbury, New Jersey. We also implemented a reduction in force of personnel. Through the completion date of the restructuring plan in December 2002, we recorded $3.4 million of restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, and Staff Accounting Bulletin 100, Restructuring and Impairment Charges. As of the completion date of the restructuring plan, we incurred approximately $0.2 million in severance payments. In connection with the closure of the St. Louis facility, we wrote off the remaining cost of licensed intellectual property in the amount of $0.1 million.

In February 2003, we implemented a further reduction in workforce at our Alameda and New Jersey sites and recorded severance costs of $0.7 million in accordance with Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with restructuring, discontinued operation, plant closing or other exit or disposal activity, when they are incurred rather than at the date of a commitment to an exit or disposal plan.

Purchased goodwill.    Goodwill was attributable to the acquisition of the Chrysalis DNX Transgenic Sciences Corporation, or DNX. We acquired DNX in November 2000 and commenced integration activities in the first part of 2001. On January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS No. 142, and as a result, we ceased to amortize goodwill. Prior to the adoption of SFAS No. 142, our growth expectations for DNX based on our initial assessment of the business prior to our integration and the signing of a long-term agreement with Pfizer were such that no impairment of the goodwill had been indicated. In lieu of amortization, we performed an initial impairment review of goodwill in 2002 in accordance with the transition provisions of SFAS No. 142. This impairment was the result of an assessment of the business following our integration process. Accordingly, we recorded an impairment of goodwill of approximately $30.9 million, as cumulative effect of an accounting change in our consolidated statement of operations for the year ended December 31, 2002.

Impairment of long-lived assets.    We account for long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS No. 144, which was adopted on January 1, 2002. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed of, or SFAS No. 121. We regularly evaluate our long-lived assets, including our intangible assets, for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using discounted cash flows. In 2002 and 2003, we performed an evaluation of our long-lived assets and noted no impairment.

Accounting for income taxes.    Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We recorded a full valuation allowance on our net deferred tax assets as of each of December 31, 2002 and 2003, due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carry forwards and research and development tax credits.

Results of Operations

Quarters Ended March 31, 2003 and 2004

Revenue.    We include in license revenue our multi-year licensing fees relating to biophotonic imaging, license fees related to pronuclear microinjection and knockout mouse production, as well as revenue generated from animal models, and cell line access rights. Product revenue includes sales of our IVIS Imaging Systems accessories and software, as well as reagent sales. Contract and other revenue include long-term service contracts and contract research and collaborative agreements, which include our custom research and phenotyping services. To date, the majority of our revenue has been derived from sales of our IVIS Imaging Systems, license fees associated with biophotonic imaging and from contract research and collaborative agreements.

Total revenue increased from $3.8 million in the first quarter of 2003 to $7.0 million in the first quarter of 2004. The increase resulted primarily from an increase in sales of our IVIS Imaging Systems and associated licensing fees and from higher contract revenues. Product revenue increased by $2.4 million in the first quarter of 2004 as we sold 19 IVIS Imaging Systems as compared to six in the prior period. This was due to the continued acceptance of our imaging technology and the availability of our newer products, such as the IVIS 200 Series and the various imaging accessories. The associated licensing revenue increased by $0.2 million in the same period. Contract revenues increased by $0.6 million in the first quarter of 2004 as compared to the prior period due to revenue derived from both the renewal of existing contracts and new contracts. We expect the growth of sales related to our IVIS Imaging Systems to continue to exceed the growth of revenue from our contract research and collaborative agreements.

Cost of revenue.    Cost of revenue consists of material, labor, facility, shipping and overhead costs associated with the manufacture of our IVIS Imaging Systems and accessories. Other cost of revenue includes material, labor and associated overhead for our custom research and phenotyping services based in Cranbury, New Jersey as well as royalties payable to our licensors.

Total cost of revenue increased from $2.6 million in the first quarter of 2003 to $4.5 million in the first quarter of 2004. Our cost of product revenue increased from $0.5 million in the first quarter of 2003 to $2.0 million in the first quarter of 2004 due to increased unit sales. Our cost of contract revenue increased from $1.9 million in the first quarter of 2003 to $2.3 million in the first quarter of 2004 resulting from increased headcount to support newly executed contracts and renewals of existing contracts. The cost of contract revenue exceeded revenue for the quarters ended March 31, 2003 and March 31, 2004 due to an underutilization of the contract services capacity. For any level of contract activity, there are fixed costs such as facilities expenses and variable costs such as labor expenses. To date, the level of our contract services has been below our capacity resulting in a net loss for this revenue stream. However, as we increase customer contracts for these services, we anticipate the increase in fixed cost will be minimal and any increase in variable costs is anticipated to be disproportionately lower than the revenue increase. We expensed approximately $0.3 million of deferred stock compensation associated with the issuance of stock options in 2004 which compared to $4,000 in 2003. We anticipate that future costs of revenue will increase in absolute dollars, but will decline as a percentage of revenue given anticipated economies of scale.

Research and development.    Research and development expense consists primarily of compensation for our scientific personnel, material, facilities and costs of services for consultants and contractors.

Research and development expense increased from $2.8 million in the first quarter of 2003 to $3.5 million in the first quarter of 2004 due to increased headcount to support the development of our new imaging systems, our LPTA animal models and reagents. We expensed approximately $0.6 million of deferred stock compensation associated with the issuance of stock options in 2004 which compared to $11,000 in 2003. We expect our research and development costs to increase in absolute dollars as we continue to invest in product development and expand our portfolio of technologies and reagents.

Selling, general and administrative.    Selling, general and administrative expense consists primarily of compensation for sales, marketing and administrative personnel, as well as legal, accounting, facilities, sales commissions and other marketing activities.

Selling, general and administrative expense increased from $2.6 million in the first quarter of 2003 to $4.4 million in the first quarter of 2004. This increase primarily reflected an increase in the headcount dedicated to sales and marketing and associated selling costs. We expensed approximately $1.3 million of deferred stock compensation associated with the issuance of stock options in 2004 which compared to $6,000 in 2003. The deferred stock compensation expense in the first quarter of 2004 included a charge associated with the forgiveness of loans from two officers. We expect that selling, general and administrative expense will increase in absolute dollars as we hire additional sales and marketing personnel, expand our sales and marketing efforts, pay sales commissions and incur increased costs associated with operating as a public company.

Restructuring charge.    The restructuring charge of $0.7 million in 2003 was the result of a reduction of workforce primarily with respect to our research activities. A total of 52 employees were terminated.

Interest expense.    Interest expense decreased from $0.2 million in the first quarter of 2003 to $0.1 million in the first quarter of 2004 due to the repayment of loans and the restructuring of the remaining debt over a longer term resulting in lower interest payments.

Years Ended December 31, 2001, 2002 and 2003

Revenue.    Total revenue increased from $13.2 million in 2001, to $16.0 million in 2002 and to $20.1 million in 2003. These increases resulted primarily from increases in the sales of our IVIS Imaging Systems and the associated licensing fees. There was an increased acceptance of our imaging technology and further commercialization of our products, with the release of our first generation IVIS Imaging System, the IVIS 100 Series, in late 2000, IVIS accessories throughout 2003 and our latest model, the IVIS 200 Series, in late 2003. Product revenue increased by $3.2 million from 2001 to 2002 and by $2.4 million from 2002 to 2003 while licensing fees increased by $0.5 million and $0.8 million in the same periods. Contract revenue decreased from 2001 to 2002 by $0.9 million, primarily due to the terms of our three-year agreement with Pfizer, one of our largest customers. The terms and milestones of this agreement resulted in recognition of greater revenue in 2001 due to the recognition of up-front set-up fees and in 2003 due to the achievement of milestones and the recognition of related payments. Two customers each accounted for 10% or more of our revenue in 2003.

Cost of revenue.    Cost of revenue increased from $9.1 million in 2001 to $12.4 million in 2002 to $12.7 million in 2003. The increase in cost of revenue from 2001 through 2003 primarily resulted from increased product sales and associated licensing fees, offset by closure of our St. Louis facility in 2002. The expense related to our St. Louis facility amounted to $0.4 million in 2001 and $2.1 million in 2002. These expenses did not continue past 2002, following the closure of the facility. Our product sales increased from 13 IVIS Imaging Systems in 2001 to 32 IVIS Imaging Systems in 2002 to 44 IVIS Imaging Systems in 2003. Our most recent IVIS Imaging System 200 Series was released in December 2003. Additionally, we released numerous accessories that increased our sales during 2002 and 2003. This increase was offset by a decrease in expenses that resulted from the closure of our St. Louis facility as a part of a restructuring plan. The cost of contract revenue exceeded contract revenue for the years ended December 31, 2002 and 2003 due to an underutilization of the contract services capacity. We expensed approximately $1.5 million of deferred stock-based compensation associated with the issuance of stock options in 2001, which declined to $0.4 million in each of 2002 and 2003.

Research and development.    Research and development expense decreased from $15.0 million in 2001 to $14.1 million in 2002 to $11.9 million in 2003. After taking into account the deferred stock-based compensation, research and development expense increased from 2001 to 2002 due to increased employee headcount to support the development of our IVIS 200 Series, our LPTA animal models and reagents. Research and development expenses decreased in 2003 due to the restructuring in late 2002, which resulted in a reduction in research and development headcount. We expensed approximately $3.2 million of deferred stock-based compensation associated with the issuance of stock options in 2001, which declined to $0.9 million in each of 2002 and 2003.

Selling, general and administrative.     Selling, general and administrative expense increased from $12.2 million in 2001 to $12.6 million in 2002 and decreased to $10.9 million in 2003. The increase from 2001 to 2002 primarily reflected an increase in the headcount dedicated to sales and marketing, associated increased selling costs and increased employee costs as a result of operating three facilities in 2002, as compared to two facilities in 2001. Selling, general and administrative expense decreased in 2003 due to the closure of our St. Louis facility as well as a reduction in the company-wide general and administrative headcount, despite higher selling and marketing activities. The expense related to our St. Louis facility amounted to $0.2 million in 2001, $0.6 million in 2002 and $0.1 million in 2003. We expensed approximately $1.8 million of deferred stock-based compensation in 2001 selling, general and administrative expense and the deferred stock-based compensation included in selling, general and administrative expense decreased to $0.5 million each in 2002 and 2003. We expect that selling, general and administrative expense will increase in absolute dollars as we hire additional sales and marketing personnel, expand our sales and marketing efforts, pay sales commissions and incur our increased costs associated with operating as a public company.

Restructuring charge.    We recorded restructuring charges of $3.4 million in 2002 and $0.7 million in 2003, which included a reduction in headcount in each of 2002 and 2003, closure of our St. Louis facility and a write off of leasehold and technology in 2002. The restructuring charge in 2003 was the result of further reduction in workforce, primarily with respect to our research activities and included termination costs of $0.7 million.

Amortization of intangibles.    In 2001, we recorded amortization of goodwill of $8.1 million related to the acquisition of DNX. As we adopted SFAS No. 142 on January 1, 2002, we ceased amortizing goodwill, and all remaining goodwill related to the acquisition was written off in 2002. We amortized acquisition-related intangibles of $0.9 million in each of 2001 and 2002, which decreased to $0.6 million in 2003. Amortization expense for 2002 included the write-off of licensed intellectual property of $0.1 million.

Interest expense.    Interest expense increased from $0.8 million in 2001 to $0.9 million in 2002 and decreased to $0.7 million in 2003. The increase in 2002 over 2001 was due primarily to an increase in interest payments from the draw down of funds under a debt agreement for the purchase of capital equipment and leasehold improvements for our Alameda facility. Interest expense decreased in 2003 due to lower required capital financing under our debt agreement implemented as part of the restructuring.

Income tax expense (benefit).    We recorded no income tax expense in 2001, 2002 or 2003 due to our losses in each of those years. As of December 31, 2003, we had federal and state net operating loss carryforwards of approximately $90.6 million and $34.6 million, respectively, and federal and state tax credit carryforwards of approximately $5.8 million and $2.3 million, respectively, available to offset any future taxable income we may generate. Federal tax credit carryforwards will begin to expire in 2023 unless previously utilized. The Internal Revenue Code of 1986, as amended, places certain limitations on the annual amount of net operating loss and tax credit carryforwards that can be utilized in any particular year if certain changes in our ownership occur. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Quarterly Results of Operations

The following table sets forth a summary of our unaudited quarterly operating results for each of the four quarters for the year ended December 31, 2003 and for the quarter ended March 31, 2004. This data has been derived from our unaudited consolidated interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited consolidated financial statements contained elsewhere in this prospectus and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. These unaudited quarterly results should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004
	(in thousands)
Revenue
Product	$1,057	$1,699	$1,588	$3,233	$3,482
Contract	1,544	1,896	1,770	2,159	2,190
License	1,188	1,283	1,158	1,488	1,368

Total revenue	3,789	4,878	4,516	6,880	7,040

Cost of revenue:
Product	512	1,082	867	1,924	1,978
Contract	1,915	1,748	1,753	2,213	2,343
License	142	177	207	203	198

Total cost of revenue	2,569	3,007	2,827	4,340	4,519

Gross margin	1,220	1,871	1,689	2,540	2,521

Operating expenses
Research and development	2,844	2,500	2,704	3,872	3,545
Selling, general and administrative	2,645	2,157	2,460	3,628	4,446
Depreciation and amortization expenses	1,050	985	939	862	898
Restructuring charges	669	—	—	—	—

Total operating expenses	7,208	5,642	6,103	8,362	8,889

Loss from operations	(5,988)	(3,771)	(4,414)	(5,822)	(6,368)
Other income (expense), net	15	—	33	(5)	220
Interest income	30	17	35	40	41
Interest expense	(204)	(227)	(226)	(60)	(138)

Net loss	$(6,147)	$(3,981)	$(4,572)	$(5,847)	$(6,245)

Seasonality.    Our customers are traditionally from the research community and the pharmaceutical industry. In the research community, grant proposals are due in October, February and June with funds delivered the following June, October and March, respectively. We recognize most of our revenue from academic sources when we install cameras, which, due to the grant cycle, usually occurs in the second and fourth quarters. In the pharmaceutical industry, there are traditionally two decision making cycles: one in January or July when budgets are planned, and the second in November or December when appropriated funds must be spent or returned to the general budget. As a result, agreements are commonly entered into in the second and fourth quarters, which follow the beginning of the budget cycle. Therefore, historically our revenue is elevated in the second and fourth quarters as compared to the first and third quarters. We generally also see a decrease in the third quarter due to vacation schedules in the summer, especially with respect to our European and academic customers.

Revenue.    Total revenue increased from the first quarter to the second quarter in 2003 primarily due to an increase in the sales of our IVIS Imaging Systems and their associated licensing fees. Total revenue decreased in the third quarter of 2003 due to the seasonality of our business, and increased in the fourth quarter due in part to the release of our latest model, the IVIS 200 Series. This increase continued in the first quarter of 2004, exhibiting the continued customer acceptance of our Imaging technology. The introduction of additional accessories increased our sales throughout this period.

Cost of revenue.    Cost of revenue generally increased over the quarters. Approximately $4,000, negative $37,000, $32,000, $411,000 and $293,000 of amortization of deferred stock-based compensation associated with the issuance of stock options to our employees was included in the first, second, third and fourth quarter of 2003 and first quarter of 2004, respectively. The cost of product revenue increased from $0.5 million in the first quarter to $1.1 million in the second quarter, decreased to $0.9 million in the third quarter, increased to $1.9 million in the fourth quarter and increased to $2.0 million in the first quarter of 2004. The increase in the second quarter was due to 10 IVIS Imaging Systems sold in this quarter as compared to 6 IVIS Imaging Systems sold in the first quarter. The increase was also partially due to a return of one of our IVIS products from a customer. The cost increased in the fourth quarter as we sold 18 IVIS Imaging Systems in the fourth quarter as compared to 10 IVIS Imaging Systems sold in the third quarter. The cost increased in the first quarter of 2004 as we sold 19 IVIS systems in the first quarter of 2004 as compared to 18 IVIS systems sold in the fourth quarter of 2003. The cost of license revenue were $0.1 million in the first quarter and $0.2 million in each of the following quarters and represents royalties expense for the licensing agreements signed in each quarter. Our cost of contract revenue decreased from $1.9 million in the first quarter to $1.7 million in the second and third quarters primarily due to the reduction in workforce during the first quarter. The expense increased to $2.2 million in the fourth quarter and $2.3 million in the first quarter of 2004 as a result of headcount increase to support the new contracts executed. We anticipate that future costs of revenue will continue to increase in absolute dollars but decline as a percentage of revenue due to the anticipated economies of scale.

Research and development.    Research and development expense decreased in the second quarter due to the restructuring, which resulted in a reduction in research and development headcount. The expense increased in both the third and fourth quarter due to an increase in our headcount to support the development work for our next model IVIS 3D. The expense increased in the first quarter of 2004 due to the increase in the amortization of deferred stock-based compensation expense. Approximately $11,000, negative $80,000, $68,000, $874,000 and $630,000 of amortization of deferred stock-based compensation associated with the issuance of stock options to our employees was included in the first through the fourth quarter of 2003 and first quarter of 2004, respectively.

Selling, general and administrative.    Selling, general and administrative expense decreased in the second quarter due to the restructuring, which resulted in a reduction in headcount. The expense increased in both the third and fourth quarter due to increases in sales personnel and year-end bonuses paid to management. The expense increased in the first quarter of 2004 due to the increase in the amortization of deferred stock-based compensation. The deferred stock compensation expense in the first quarter of 2004 included a charge associated with the forgiveness of loans from two officers. Approximately $6,000, negative $45,000, $39,000, $500,000 and $1,312,000 of amortization of deferred stock-based compensation associated with the issuance of stock options to our employees was included in the first through the fourth quarter of 2003 and first quarter of 2004, respectively.

Restructuring charge.    The restructuring charge in the first quarter was the result of reduction in workforce, primarily with respect to our research activities. A total of 52 employees were terminated resulting in associated costs of $0.7 million.

Interest expense.    Interest expense decreased in the fourth quarter of 2003 and first quarter of 2004 as we paid off some of our loans and restructured the remaining debt over a longer term, resulting in lower interest payments.

Our quarterly operating results are likely to fluctuate, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline.

Some of the important factors that could cause our net revenue and operating results to fluctuate from quarter to quarter include:

•	lengthy sales cycles and buying patterns of our customers, which may cause a decrease in operating results for the third quarter;

•	changes in the demand for, and pricing of, our products and services;

•	the nature, pricing and timing of other products and services provided by us or our competitors;

•	changes in our revenue backlog and renewable contracts;

•	changes in the research and development budgets of our customers;

•	acquisition, licensing and other costs related to the expansion of our operations;

•	the timing of milestones, licensing and other payments under the terms of our license agreements, commercial agreements and agreements pursuant to which others license technology to us;

•	expenses related to, and the results of, patent filings and other proceedings relating to intellectual property rights;

•	lack of availability of or a significant cost increase for the chips, cameras and/or lenses for our IVIS Imaging Systems; and

•	market conditions in the pharmaceutical market or the economy as a whole.

Due to these and other risks identified in this prospectus, we expect our operating results to fluctuate. As such, we believe that quarter to quarter comparisons of our revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Deferred Stock-Based Compensation

We account for options granted to employees and directors in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123, as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of our employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Compensation expense is consequently recorded on stock option grants based on the fair value of the options granted, which is estimated on the date of grant using an option-pricing model and it is recognized on an straight line basis over the vesting period, generally four years from the date of grant. Deferred stock-based compensation expense recorded in 2003 was approximately $1.8 million. The remaining deferred compensation balance of approximately $5.4 million will be amortized through 2007. We expect to record amortization expense for employee deferred stock-based compensation as follows:

For the Year	Amount
2004	$3.4 million
2005	$1.3 million
2006	$0.6 million
2007	$0.1 million

On December 1, 2003, we issued options covering 281,332 shares of our common stock pursuant to an option exchange program, initiated in May 2003. Pursuant to the terms of the option exchange program, eligible optionees were offered the opportunity to exchange outstanding options to purchase common stock with an exercise price of $0.70 or more for options to purchase common stock that would be issued at least six months and one day following the cancellation date of the exchanged options with an exercise price equal to the fair market value of such common stock on the date of grant, subject to the optionee continuing to provide services through the grant date of the new options. The vesting provisions of the original options would carry over to the newly issued options. We have evaluated this transaction in the context of guidance in EITF 00-23, Issues Related To The Accounting For Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44, and have concluded that the reissued options require variable accounting treatment. The effect of this accounting on the 2003 financial statements was compensation expense of approximately $1.8 million.

In connection with the stock options granted to employees during the year ended December 31, 2003, we recorded deferred compensation of $6.3 million, which represents the difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes on the grant date. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options, generally four years, in accordance with the method described for awards with graded-vesting in FASB Interpretation APB Opinion No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (an Interpretation of APB Nos. 15 and 25). We recorded stock-based compensation expense of $1.8 million for the year ended December 31, 2003.

Liquidity and Capital Resources

As of March 31, 2004, we had cash, cash equivalents and investment balances of $8.2 million. Since our inception, we have incurred significant losses, and as of March 31, 2004 we had an accumulated deficit of $152.2 million. We have not achieved profitability and anticipate that we will continue to incur net losses for the foreseeable future. We expect that our research and development and selling, general and administrative expenses will increase, and as a result we will need to generate significant revenue to achieve profitability.

To date, our operations have been funded through the proceeds from the sale of approximately $97.0 million of preferred stock, $61.8 million of revenue, and, to a lesser extent, through equipment lease lines and bank lines of credit. As of March 31, 2004, we had outstanding balances under loan and lease agreements of $5.1 million, consisting of $2.0 million under one loan agreement, $0.1 million pursuant to a bank loan and $3.0 million for an equipment financing line of credit. In 2004, we repaid all principle and interest on $1.0 million of our $1.1 million bank loan. In March 2004, we entered into an amendment to a 2003 loan and security agreement we have with our primary lender, increasing our borrowing capacity from $3.0 million to $7.0 million. This credit facility is secured by all our assets, excluding our intellectual property and encumbered property, and matures in September 2006.

Operating activities.    Net cash used in operating activities was $17.7 million in 2001, $21.1 million in 2002, $13.6 million in 2003 and $5.1 million in the first quarter of 2004. The primary use of cash was to fund our net loss, adjusted for non cash expenses and changes in operating assets and liabilities. During the first quarter of 2004, net cash used by operating activities resulted primarily from net loss adjusted for non cash expenses of depreciation, amortization and stock-based compensation and decrease in deferred revenues. The decrease in deferred revenue is due to revenue recognized from customer contracts during the first quarter of 2004. During 2003, net cash used by operating activities resulted primarily from net loss adjusted for non cash expenses of depreciation, amortization and stock-based compensation, increase in accounts receivable, inventory and deferred revenues. The increase in accounts receivable was due to an increase in revenues and deferred revenue resulted from customers contracts executed during the last quarter of 2003. Our accounts receivable increased by 119% in 2003 from 2002, due to a 25% increase in revenue and a 95% increase in deferred revenue in 2003 from 2002. The increase in inventory was to fulfill anticipated future demand, which had a relatively smaller impact on accounts payable due to pre-payment for certain components. Deferred revenue results primarily from invoicing customers for contracts and licenses for which revenue will be recognized over the future periods.

Investing activities.    Net cash provided by investing activities was $1.7 million in 2001 and $0.4 million in 2003 as compared to net cash used of $1.8 million in 2002 and $1.3 million in the first quarter of 2004. This change was the result of reduction in capital purchases as part of our restructuring offset by proceeds from the sale of assets during 2003.

Financing activities.    Net cash provided by financing activities went from $29.1 million in 2001 to $0.4 million in 2002 and increased to $20.5 million in 2003 due to proceeds from the issuance of Series G preferred stock in 2001 and the issuance of Series AA preferred stock in 2003. In the first quarter of 2004, net cash used by financing activities amounted to $1.3 million due to repayment of loans.

We believe that the net proceeds from this offering, together with our current cash and cash equivalents, short-term investments, cash expected to be generated from operations and our ability to draw down on our secured revolving line of credit, will be sufficient to meet our currently planned operating requirements for at least the next 18 months. Therefore, we believe that resources available to us upon the closing of this offering will be sufficient to meet our short-term liquidity requirements. However, we may choose to modify our planned operations, due to market conditions, competitive or other factors which could substantially increase our expenses or impact our revenues, in which case our liquidity would be negatively impacted. Our liquidity would also be negatively impacted by a decrease in demand for our products and services, as well as our inability to collect accounts receivable relating to our backlog or the termination or non-renewal of agreements relating to our backlog. We have no material capital expenditures or other demands or contingencies expected to be incurred beyond the next 12 months, other than our $7.0 million credit facility which we expect to be paid from cash flows from operations.

If existing cash, short-term securities and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Our contractual payment obligations that were fixed and determinable as of December 31, 2003 were as follows:

Payments Due by Period	2004	2005	2006	2007	2008
	(in thousands)
Operating Leases(1)	$3,551	$3,683	$2,384	$1,996	$1,983
Loans Payable(2)	2,585	3,508	891	8	—
Other Contractual Obligations(3)	4,700	—	—	—	—

Total	$10,836	$7,191	$3,275	$2,004	$1,983

(1)	Our operating leases represent rental commitments under real property leases.
(2)	Our loans are for financing of capital and lease hold purchases.
(3)	Our other contractual obligations represent purchase commitments from our key supplier.

Quantitative and Qualitative Disclosure About Market Risk

We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates. Our exposure to interest rate risk at March 31, 2004 was related to our investment portfolio and our borrowings. Fixed rate investments and borrowings may have their fair market value adversely impacted from changes in interest rates. Floating rate investments may produce less income than expected if interest rates fall, and floating rate borrowings will lead to additional interest expense if interest rates increase. Due in part to these factors, our future investment income may fall short of expectations due to changes in U.S. interest rates.

We invest our excess cash in debt instruments of the U.S. government and its agencies and in high quality corporate issuers. Due to the short-term nature of these investments, we concluded that there was no material exposure to interest rate risk arising from our investments as of March 31, 2004.

Recently Issued Accounting Standards

In May of 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS No. 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. The adoption of SFAS No. 150 did not have a significant impact on our consolidated financial statements.

In April of 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133. This statement amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments, and in connection with implementation issues that have been raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003, should continue to be applied in accordance with respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on our consolidated financial statements.

In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, or FIN No. 46R. FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. As of December 17, 2003, the effective date of FIN No. 46R has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. We do not have any variable interest entities and the adoption had no impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure provisions of SFAS No. 148 at the beginning of fiscal 2003. We do not currently plan to change to use the fair value method of accounting for stock-based employee compensation.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, or SFAS No. 146, which addresses accounting for restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We recorded restructuring costs of $0.7 million in our consolidated statement of operations for 2003 in accordance with SFAS No. 146 (see Note 4).

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN No. 45. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We have made the disclosure requirements in 2002. The adoption of the recognition requirements of FIN No. 45 did not have a material impact on our results of operations and financial position.

In November 2002, the FASB issued Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. EITF 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 provides guidance with respect to the effect of certain customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future actions of the customer or the company. Finally, EITF 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. Our revenue recognition policy for multiple element arrangements is consistent with EITF 00-21.

BUSINESS

Our Business

We sell an integrated system of instruments and equipment, software and reagents to academic and biopharmaceutical researchers that we believe improves the productivity and efficiency of the drug discovery and development process. Our proprietary biophotonic IVIS Imaging Systems, living animal models and research services collectively expedite in vivo data collection and analysis, a critical bottleneck in drug discovery and development. Biophotonic imaging is the measurement of photons as they interact with biological tissue. We genetically engineer cells and animals to emit light and thereby display visually a chosen tumor, disease, pathogen, organ or biochemical reaction. Our products are also used to validate the predictive quality of animal models, primarily rats and mice, for preclinical drug discovery and development. We believe our products enable our pharmaceutical and biotechnology customers to generate higher-quality safety and efficacy data for drug candidates, to increase the speed of preclinical development and to reduce the development risk of product candidates that enter clinical development. The sources of our revenue are:

•	one-time fees: IVIS instrument, accessories and software sales;

•	recurring revenue: multi-year licensing fees for our biophotonic imaging technologies and reagents such as animals and cell lines; and

•	long-term service contracts: custom animal production, animal phenotyping and IVIS service contracts.

We manufacture, market and sell our IVIS Imaging Systems, as well as the reagents—pathogens and tumor cells, or Bioware, and light-producing transgenic animals, or LPTA animal models—that allow our customers in the biopharmaceutical industry to collect safety, efficacy and other data on product candidates. Our reagent sales are comprised of genetically modified animals (mice and rats) and cell lines that are used to characterize the role of genes in the disease process as well as to measure the efficacy of drugs against certain sets of disease indications. We also provide a wide range of contract research services relating to the production of transgenic animals (in which foreign genes are incorporated) and knockout animals (in which specific genes are disabled). In addition, we provide custom animal production and phenotyping services to our customers for the purpose of target validation and compound screening. Our product offerings allow our customers to gather data in living animals about biochemical pathways, the mechanism of action of drug candidates and how well these drug candidates work in living organisms.

The following graphic depicts the way that our IVIS Imaging Systems and living animal models improve the collection and analysis of in vivo data collection:

As of December 31, 2003, we had $20.8 million of revenue backlog under existing agreements relating to our products, licenses and services. This figure does not include anticipated long-term agreements with two customers that may be renewed annually. Assuming these agreements continue through their full terms, we estimate these additional revenues would be $19.4 million from 2005 to 2008. We sell our products in the U.S. and Europe through our direct sales force. In addition, we have marketing and distribution agreements with Charles River Laboratories and Taconic covering certain animal models and services.

Market Opportunity

We believe that there is a sizable market opportunity for our IVIS Imaging Systems and related reagents. The following table illustrates the basic customer categories, estimated number of potential customers, number of potential placements per customer, number of current customers, as well as IVIS placements made as of April 30, 2004. We define a placement as the purchase, delivery and installation of an IVIS Imaging System and have estimated the number of potential placements per customer based on our actual customer history.

Customer Type	Estimated Number of Potential Customers		Number of Potential Placements per Customer	Number of Current Customers	Current IVIS Placements
Large Pharma	~30	(1)	>10	7	18
Biotech and Other Pharma	>1,400	(2)	1 to >4	10	15
Academia/Research	>600	(3)	1 to >10	79	99

Total	>2,000			96	132

(1)	Pharmaceutical Research and Manufacturers of America Member Company List.
(2)	Based on data from VentureOne.
(3)	America’s Best Graduate Schools 2004, U.S. News and World Report; America’s Best Hospitals 2004, U.S. News and World Report.

Our strategy has been to penetrate Large Pharma and Academia/Research first. Following the expansion of our sales force, we intend to begin selling efforts to address the remaining market and enhance our reagents sales to new and existing customers. The table above addresses only placements of IVIS Imaging Systems and does not reflect the opportunity relating to the “follow-on” reagents business.

Industry Background

Biopharmaceutical Research

Traditionally, drug discovery and development has been a long, iterative and expensive process. According to the Pharmaceutical Research and Manufacturers of America, developing a new chemical entity through approval by the FDA takes an average of 15 years, and, accounting for drug failures, can cost more than $800 million. The primary goal of research and development in the biopharmaceutical industry is to identify therapeutic candidates that treat human disease with an acceptable efficacy and safety profile, and to demonstrate these properties in human clinical trials. Despite significant advances in genomics (the study of the organization of the genome), high-throughput screening (typically a high-speed, low-volume test) and the growth of chemical libraries (a collection of chemicals or portion thereof that can be used as starting point for a drug), the number of new drug approvals has declined significantly in recent years. While new drug approvals are widely known to have fallen as illustrated in the table below, the key indicator of productivity of technological advances are new chemical entities (a class of chemicals that is newly identified as efficacious for treating a disease), which have also declined. These are new compound discoveries whereas many new drug approvals are reformulations or existing compounds approved for new applications. This means that while advanced in vitro technologies have contributed to our understanding of new drug targets, productivity in the drug development process is not increasing.

FDA Reported New Drug Approvals and New Chemical Entities

	1996	1997	1998	1999	2000	2001	2002	2003
New Chemical Entities	53	39	30	35	27	24	17	21
New Drug Approvals	131	121	90	83	98	66	78	72

Biopharmaceutical companies continue to invest in in vitro technologies that accelerate the drug discovery and development process, including high-throughput screening and combinatorial chemical libraries (a database of chemicals that may act as backbones or side groups that, when altered by combination with one another or other chemicals, may create new chemical entities to be synthesized and tested as drugs), which facilitate the identification of targets and expedite the screening of chemical compounds. While significant compound libraries have been built using these methods, and then optimized using increasingly effective in vitro assays, the in vivo animal models subsequently used to test drug targets have remained the same over many decades and represent a rate-limiting step. The FDA requires the submission of animal clinical data prior to approving human clinical trials. In order to identify optimal targets for drug development and better assess the efficacy and safety of potential drug candidates, pharmaceutical, biotechnology and biomedical researchers need to understand the underlying biological processes that contribute to disease pathologies in the context of animal physiology and, ultimately, in humans.

In Vitro Technologies

In vitro technologies such as biochemical, gene, protein and cellular assays have been developed into high-throughput formats. These assays are used to address the major drug development challenges described above and to determine the action and effects of each of many potential drug candidates. Despite advances in technology, these assays generally assess only one biological parameter and, consequently, they are not representative of the complex biological systems present in humans. In addition, most in vitro technologies are only able to gather data at a single point in time and do not reflect or capture any dynamic changes in a living organism over time. As a result, the information generated has limited predictive value.

Assay Type	Description	Limitation
Biochemical	Characterize and quantify reaction between two biomolecules	No information on the entire biochemical pathway or interrelated pathways

Gene-based	Analyze gene expression patterns	Difficult and challenging interpretation due to large data sets and inconsistent results

Protein	Performs multiple protein analyses simultaneously	Measures presence of protein, not protein activity

Cellular	Cellular information, intracellular pathways observed	No information on the role gene plays in animal physiology; loses extracellular signaling

In Vivo Technologies

In vivo technologies involve the use of animal models to test the effects of a drug on, or the role of a gene or protein in, a biological system. In vivo technologies have evolved over time from conventional animal models, to knockout animals in which specific genes are disabled, and more recently to transgenic animals in which a foreign gene of interest has been inserted. All three technologies are actively used today and are produced by us and our competitors.

Animal Model	Description	Advantage
Conventional	Measure one end-point (the point at which a study is ended)	Low cost

Knockout	Targeted genes have been disabled or replaced (“knocked-out”)	Infer specific gene function on physical characteristics

Transgenic	Genetically modified to express a gene addition	Observe impact of a new gene on physical characteristics, and drug efficacy

In vivo technologies are slower and more expensive than in vitro technologies, although they often yield more relevant information and are required by the FDA. Testing of potential drugs in these living systems provides information that is more predictive of the biological function in humans. However, the flaws in the data collection process, such as human error, error inherent in the model, inaccurate measurement technology, or manipulation of the test subject, as well as its time consuming nature of traditional testing methods limit the predictiveness of in vivo technologies.

To validate a hypothesis concerning the effects of a drug on, or the role of a gene or protein in, a biological system, researchers must test the hypothesis in animal models. To assess biological activity, researchers must collect, process and analyze tissues from different animals at multiple points in time to determine the progression of gene expression, protein activity or drug efficacy/toxicity in the animals. Tissue analysis alone can often take months to complete. These snapshots in time are combined to generate a model of drug response, but do not allow the researcher to observe a real-time dynamic or cascading effects of the drug or disease over time in one animal. The use of different animals to compile these snapshots creates statistical variation in data that is used due to the inherent variability in each animal.

Biomedical Research

Biomedical researchers in academia are investing in a diverse range of technologies that facilitate and accelerate their understanding of genes, proteins and pathways in both normal and diseased states. Although a variety of technologies enable researchers to analyze a large number of genes and proteins in parallel, they provide minimal information on the dynamic role that these genes and proteins serve in the living body. Biomedical researchers are seeking complementary in vivo technologies to facilitate a deeper understanding of the potentially complex role that these genes serve in physiology and metabolism. The breadth of the potential points of sale and applications for imaging equipment is very attractive in academia. In addition, academia tends to lead the biopharma industry in terms of adopting and validating new technology.

In both biopharma and biomedical research, the existing in vivo animal models are viewed as a rate-limiting step due to the time involved, the inconsistency of results, as well as their limited predictive value. Mice and rats have different immune and biological systems than humans, hence these models often fail to predict human response to therapeutic targets. Adjusting biological systems in transgenic animal models to resemble human response remains the biggest challenge for researchers. Consequently, removing the bottleneck requires enabling researchers to follow all stages of disease progression and immune response that are similar to (and, therefore, predictive of) human biology in a high-throughput manner. The limitations in conventional animal models can be alleviated by collecting higher quality data, specifically quantitative data, spatial information (where in the animal), and temporal analysis (data collected in real-time from the same animal over minutes, days or months).

Our Solution

Our products allow researchers to observe in real-time the disease and molecular mechanisms in living intact organisms in a non-invasive manner. Moreover, our products allow researchers to focus on those stages of disease progression within animal models that are most predictive of human response. With this information, researchers can follow the spread of a disease, or the effects of a drug, throughout the same animal over time. Our integrated system of technologies and services enables pharmaceutical companies to reduce costs and standardize analytical techniques across four key areas of the drug discovery and development chain: biological screening; pharmacokinetics and absorption, distribution metabolism and excretion, or ADME; safety and toxicological testing; and drug dosage and formulation. These areas accounted for approximately 21% of the $33 billion in research and development that the pharmaceutical industry spent in 2003 as reported by the Pharmaceutical Research and Manufacturers of America. The graphic below depicts the four stages in the drug development process, the stages where in vivo testing occurs and the portion of total research and development spending related to in vivo testing.

Source:	Data based on FDA report, March 2004, “Challenge and Opportunity on the Critical Path to New Medical Products” and from Pharmaceutical Research and Manufacturers of America.

Increasing the throughput of in vivo animal testing and utilizing it earlier in the drug development cycle may substantially reduce the costs of drug development failures and improve the time to market of successes. For instance, we believe our technology will allow consolidation and acceleration of the target validation, lead optimization and preclinical stages of the drug development process. Likewise, efficacy and toxicity tests can be performed at the beginning of the drug development cycle to avoid late-stage failures.

Real-time capabilities of non-invasive biophotonic imaging enable visual observation of mechanisms of action or cascading events within the animal that would not otherwise be detected using conventional animal models. This is particularly important in studies where genes are altered by environmental determinants and in studies in which drugs are delivered and effect biological pathways of whole tissues in a manner that cellular systems or other in vitro systems do not. We believe the combination of genetically modified animals and molecular imaging has created more reliable models. Transgenic animal models developed for in vivo imaging are disease-specific and enable analysis of gene expression, protein activity and disease progression. In these models, the gene for luciferase, which produces a light-emitting enzyme, is present in every cell in the body of the animal but only produces light when that gene is turned on in a specific cell type. The pictures below demonstrate (at left) the biophotonic image of a tumor growing in a live animal over time and (at right) the IVIS’s quantitative measurement of the relative tumor size as time progresses.

Because of the limitations of current in vivo and in vitro assays, researchers have been seeking new technologies that provide physiologically relevant data. Other in vivo imaging modalities are not widely commercialized. Imaging technologies currently under investigation for use in the clinical setting and in drug discovery and development—magnetic resonance imaging, or MRI, MRI (functional), positron emission tomography, or PET, X-ray computed tomography, or CT, single photon emission computed tomography, or SPECT, and other optical imaging technologies—generally lack the ease of use of in vitro and conventional animal model assessment and lack the sensitivity to detect gene function. The IVIS Imaging Systems’ functional sensitivity is up to 1,000 times greater than PET. These other techniques are not high throughput. Many require sizable teams of technicians to operate and require greater expense and skill level to collect and analyze data. The IVIS Imaging System’s unique software allows one non-technical person to operate the imaging system and examine the data analysis simultaneously.

Strategy

We believe our technology platform and proven revenue model is highly scalable. Our goal is to make our non-invasive IVIS Imaging System, living animal models and research services the industry standard for in vivo biological assessment. To achieve this goal, we intend to do the following:

•	Expand our sales and marketing effort in order to increase our equipment and licensing sales. In 2003, we increased our installed base from 68 to 111 systems using an eight person direct sales force and one distributor. Substantial additions to our sales force will help us to begin to penetrate the 2,000+ potential customers worldwide. Our strategy has been to penetrate Large Pharma and Academia/Research first. Following the expansion of our sales force, we intend to begin to address the remaining market.

•	Continue to penetrate our existing customer base by moving from individual imaging system placements to providing enterprise-wide solutions under long-term contracts. In 2000, we began marketing integrated packages of licenses, instrumentation and reagents to our customers. We intend to continue to focus on the overall needs of our commercial customers by providing them with complete solutions for the analysis of disease and molecular mechanisms in living intact organisms and validating predictive animal models. Since we first began licensing our biophotonic imaging technology in 2000, the majority of our customers have expanded their relationship with us and all of our customers with expired commercial licenses have renewed.

•	Maximize the revenue potential of our existing installed base through additional high-margin recurring reagent sales. As our installed base of systems increases, we expect that the high-margin revenue generated from our LPTA animal models and Bioware (microorganisms and cells) will expand as well. We intend to pursue additional strategic marketing and distribution reagent partnerships through established animal distributors, similar to our agreements with Taconic and Charles River Laboratories to expand our reagent sales. Our approach to expanding our reagent product line is three-pronged: we build and validate animal models; we build custom models on a contract basis for our biopharma customers; and we leverage our intellectual property in order to in-license models from biomedical research.

•	Leverage our intellectual property and licensing strategy to in-license new technologies and animal models to strengthen our competitive position. We have exclusive intellectual property rights to technologies that are integral to our success. We own or control a number of patents and pending applications for the practice of in vivo imaging and the production of transgenic animals. Without a license from us, commercial entities cannot use, nor can they or academic researchers commercialize, our in vivo biophotonic imaging methods. We expect to in-license additional technologies to further strengthen our competitive position. We believe our intellectual property position poses a significant barrier to entry for our competitors and encourages our customers to purchase our integrated system of technologies.

•	Expand our custom animal production business and animal phenotyping to screen genes and compounds for pharmaceutical research and development programs. We collaborate with pharmaceutical and biotechnology customers on custom, multi-year projects using our proprietary animal production capabilities and our phenotypic analysis assays. Pursuant to a collaborative research agreement with Pfizer, we have developed a platform of over 50 phenotypic assays and have obtained the rights to commercialize this platform of assays. We intend to develop additional strategic partnerships to benefit from the attractive growth rates and margins of this product line.

Products and Services

We offer an integrated system of products and services for biomedical researchers that addresses the current limitations of the drug discovery and development process. Our products include IVIS Imaging Systems, Bioware and LPTA animal models. We also provide research and development services for compound screening in our animal models and target validation. The following table sets forth our products and services portfolio as of April 30, 2004.

Name	Components / Highlights	Price*		Number of Placements		Year Introduced
IVIS Imaging Systems
IVIS 100	CCD camera, imaging chamber, computer with Living Image software, high-resolution monitor, cryogenic refrigeration unit and available with fluorescence option	$205,000		117		2000

IVIS 50	CCD camera, imaging chamber, computer with Living Image software, high-resolution monitor and thermo-electric cooling unit and available with fluorescence option	$130,000		7		2003

IVIS 200	CCD camera with five field of view options, integrated fluorescence capabilities, more uniform light collection, patented high-resolution lens	$290,000		6		2003

IVIS 3D	3-dimensional images are derived from multiple views of one animal from many angles; improved optics, available with fluorescence option and structured light source	$240,000		2 prototypes placed		*	**

Accessories	Standard and anesthesia packages	$13,000 $35,000	-	*	*	2003

Extended Service Plans	Basic, Standard and Premium options	$3,700/yr $37,500/yr	-	*	*	2002

Reagents and Animal Models

Bioware	Lines of light-producing cells and microorganisms: • 25 lines of microorganisms • 10 tumor cells lines	$2,500- $15,000/yr		*	*	2000
LPTA Animal Models	20 types of LPTA animal models for areas including: • blood metabolism and liver failure, • inflammation and • drug metabolism	$75,000/ breeding pair; $37,500/each subsequent year		*	*	2002

*	Estimated U.S. commercial customer prices, subject to change.
**	This item is available with our imaging systems; numbers of placements vary.
***	In development.

Name	Components / Highlights	Price
Services—Research and Development

Contract Research and Transgenic Animals	Perform research experiments for customers on contract basis, including compound screening and model research and development. Provide services relating to the production of transgenic and gene knockout animals phenotyping assays.	Varies

IVIS Imaging Systems 50, 100, 200, 3D and Living Image Software

The IVIS Imaging Systems work in conjunction with our Living Image software to allow researchers to collect data from our light-producing cells, microorganisms and transgenic animals. The IVIS 50, 100, 200 and 3D Imaging Systems each include a highly sensitive camera, an ultra-dark box that serves as the imaging chamber and a computer equipped with our Living Image software. The throughput image resolution and analytical capabilities differ by camera to address different end user needs. The IVIS 50 has lower throughput and less sensitivity than other IVIS models. The IVIS 100 and IVIS 200 each have high-throughput and high-sensitivity, but the IVIS 200 also has high resolution and topographic analysis capabilities. The IVIS 3D is a high-sensitivity camera with multi-view and tomographic analytical capabilities with low throughput. We offer the IVIS Imaging System on both a sale and lease basis.

We also offer several options and accessories to expand our IVIS Imaging System workstations, which are sold separately from the imaging systems. Our standard accessory package includes a calibration unit to ensure the overall performance and accuracy of the light sources used in the system as well as a small animal holding unit. We also offer an anesthesia accessory package, which is designed to work with our IVIS 100 and 50 Imaging Systems. Our anesthesia module integrates a gas delivery system into the imaging chamber, so that mice or small animals can be anesthetized when placed in the IVIS Imaging System, thus minimizing gas exposure to lab personnel.

We also offer several extended service plans for our IVIS Imaging Systems. These plans vary based on the level of service desired by the customer and are available on an annual and multi-year basis and are available in the United States, Asia and Europe. Our premium service plan includes routine maintenance, 24 x 7 emergency support, 9 x 5 technical support and a technical support response time of less than 24 hours. Our standard and basic service plans offer maintenance and support, but with longer response times.

Bioware—Light-Producing Cells and Microorganisms

Our Bioware lines of light-producing cells and microorganisms are designed to assist researchers in the study of cancer, infectious diseases and immunology. We currently offer approximately 25 lines of light-producing microorganisms. These include E. coli, Pseudomonas, Salmonella and other gram negative bacteria, as well as Staphylococcus aureus, Streptococcus pneumonia and other gram positive bacteria. We have also developed approximately ten tumor cell lines for breast, melanoma and prostate cancer. In addition, we are able to create custom light-producing microorganisms and cells in accordance with the needs of our customers. All of our Bioware products are optimized to work with our IVIS Imaging Systems.

LPTA Animal Models

Our LPTA animal models are disease-specific model animals that enable researchers to analyze gene expression, protein activity and disease progression. We currently have commercially available over 20 types of LPTA animal models designed to assist researchers in the areas of metabolic diseases and liver failure, inflammation and drug metabolism. We are developing and in-licensing other types of LPTA animal models designed to assist researchers in the areas of cardiovascular disease, cancer, inflammation, organ systems and toxicity. In addition, we are able to create customized LPTA animal models in accordance with many customer specifications. All of our LPTA animal models are optimized to work with our IVIS Imaging Systems.

Contract Research and Transgenic Animal Services

We perform research experiments for our customers on a contract basis, including compound screening and model research and development. In addition, we provide professional services relating to the production of transgenic and gene knockout animals. We offer a portfolio of transgenic animals for use by researchers in a wide range of research and drug discovery and development areas. We also perform phenotypic analysis of genetic models on a per model basis for our customers.

Sales and Marketing

Sales and licensing model.    We make our imaging technology available through licenses granting the right to practice under our patents. A customer purchases the camera, and concurrently signs a license agreement with us to allow in vivo imaging under our intellectual property rights. We have three forms of licenses:

•	individual IVIS Imaging System license agreements;

•	enterprise-wide imaging licenses; and

•	academic licenses.

Our business model is based on one-time sales of our IVIS Imaging Systems and accessories and a recurring revenue stream related to long-term licenses to use our technology. We may also receive recurring revenue based on sales of our animal models and Bioware products. Commercial customers pay up to $300,000 per year per IVIS Imaging System. A typical commercial license for our biophotonic imaging technology is for three to five years. We also offer enterprise-wide imaging licenses, which are negotiated on a case-by-case basis. We currently have one such license in place, which expires in 2005 but may be renewed for an annual fee of $1.5 million. We base our licensing fees both on the size of the company and the number of imaging systems in use within a company. Since we first began licensing our biophotonic imaging technology in 2000, the majority of our customers have expanded their relationship with us. To date, all of our customers have renewed their commercial licenses upon expiration. Currently, academic customers do not pay a yearly fee for an imaging license. We also grant the right to use our light-producing cells and microorganisms and LPTA animal models under an annually renewable license agreement.

Substantial additions to our sales force will help us to begin to address the 2,000+ potential customers worldwide. Our strategy has been to penetrate Large Pharma and Academia first. There are many points of sale inside a Large Pharma company for our products, and even more opportunities within key academic/research institutions. Moreover, Large Pharma and Academia tend to be thought leaders for the rest of the industry in terms of establishing best practices and validating new technologies. Following the expansion of our sales force, we intend to begin to address the remaining market.

Direct sales.    We sell our products and services principally through our direct sales and marketing organization. As of March 31, 2004, our direct sales and marketing organization consisted of eight employees. Our sales force is organized into three groups related to customer focus: large pharma; biotechnology and other pharma; and academia and research. We also have a product planning and development team involved in the selling effort. Most of these individuals have Ph.D. degrees in biology, biochemistry or physics, and provide support for the sales and marketing team and provide customer service in the areas of biology and physics. We generate customer leads through presentations, exhibiting at and attending scientific and partnering meetings, trade shows, publications and advertisements in scientific journals. We also receive many qualified leads through our website, targeted promotional efforts to strategic accounts and referrals from current customers. We offer customer support through our internal and field research scientists and business development specialists. We plan to expand our direct sales and marketing efforts to include additional regional sales representatives in the U.S. and Europe and additional technical field representatives.

Distributor agreements.    While we intend to focus on sales in the United States utilizing our direct sales force, we are currently addressing sales outside the United States through distributor arrangements. In January 2003, we entered into a distribution agreement with SC BioSciences Corporation to address the Japanese market. Under the terms of this agreement, which has an initial term of three years and is renewable thereafter, SC BioSciences is required to meet minimum annual sales goals of four, ten and fourteen imaging systems in 2003, 2004 and 2005, respectively, to maintain its exclusivity in Japan. In connection with this agreement, SC BioSciences made an equity investment in us of $1.0 million. The agreement may be terminated for uncured material breach of contract, bankruptcy or insolvency.

We also have recently entered into distributor agreements covering Taiwan, Korea, Germany, Austria and Switzerland. These agreements also have minimum sales requirements that must be maintained in order to maintained exclusivity. To date, sales under these agreements have been limited.

Marketing agreements.    In January 2000, we entered into a long-term agreement with Taconic Farms, one of the largest providers of laboratory animals in the world, for joint marketing and distribution of certain transgenic animals with a single luminescence reporter gene compatible with our imaging technology. Taconic may sell those animals only to licensees of our imaging patents and under limited use agreements. We granted to Taconic the right to breed, distribute and sell certain LPTA animal models to its customers and we share in profits received from their sale. This agreement terminates in January 2010 unless terminated earlier due to a material uncured breach of contract or by mutual agreement.

In April 2003, we entered into a strategic marketing agreement with Charles River Laboratories. Under the agreement, Charles River markets our custom animal model production services to its U.S.-based commercial and academic clientele. These sales leads are then forwarded to us for follow-up by our direct sales force and we pay Charles River a commission. The agreement has an initial term of two years, may be renewed upon mutual agreement and may be terminated by either party in the event that one of them acquires, or is acquired by, a competitor; upon bankruptcy or insolvency; or upon uncured default, provided that if two defaults occur and are cured within a 12-month period, then termination is automatic upon occurrence of a third default.

Customers

The following table illustrates certain of our Large Pharma, Biotech and Other Pharma and Academia/Research customers who have acquired more than $100,000 of either our IVIS imaging technology and reagents or our custom animal production services and phenotyping in 2003 or 2004:

Large Pharma	Biotech and Other Pharma	Academia/Research
• AstraZeneca PLC • Aventis • Bayer AG • Bristol-Myers Squibb Company • Merck & Co. • Novartis AG • Pfizer Inc. • Schering-Plough Corporation • Scios Inc. (Johnson & Johnson)

•      Alnylam Pharmaceuticals, Inc.

•      Biogen Idec Inc.

•      Cell Genesys, Inc.

•      Chiron Corporation

•      CuraGen Corporation

•      Exelixis, Inc.

•      Millennium Pharmaceuticals, Inc.

•      Organon (Akzo Nobel)

•      3M Company

•      Duke University

•      Harvard University

•      Johns Hopkins University

•      Karolinska Institutet

•      London School of Hygiene & Tropical Medicine

•      M.D. Anderson Cancer Center

•      National Institutes of Health

•      Stanford University

•      University of California, Los Angeles

•      University of Minnesota

•      Vanderbilt University

•      Wake Forest University

•      Yale University

Backlog

At December 31, 2003, the aggregate amount of our revenue backlog under existing agreements relating to our products, licenses and services was approximately $20.8 million, compared to approximately $11.0 million at December 31, 2002. The table below describes the components of our revenue backlog as of December 31, 2003:

Source of Anticipated Revenue	Amount
Future licensing fees from biophotonic imaging and bioware	$12.2 million
Product revenue from IVIS Imaging Systems and related accessories	0.9 million
Contract revenue from custom animal production and phenotyping services	7.7 million

Total	$20.8 million

Of the $20.8 million of backlog, we currently expect that approximately $12.9 million will be recognized as revenue in 2004 and that the remaining approximately $7.9 million will be recognized as revenue through 2005 and thereafter, including $4.5 million in 2005, $2.1 million in 2006, $0.6 million in 2007 and $0.7 million from one customer from 2008 to 2013. Amounts included in backlog represents future revenue and excludes revenue that have been recognized previously in our statement of operations.

We define backlog as the value of work to be done with customers as of a specific date where the following conditions are met: the price of the work to be done is fixed; the scope of the work to be done is determined; and there is a written contract, purchase order, agreement or other documentary evidence which represents a firm commitment by the customer to pay us for the work to be performed. Our backlog is generally derived from customer contracts that allow the customer the right to terminate its agreement with us under various circumstances. In addition, anticipated revenue from license fees is derived from long-term contracts, covering periods from two to ten years, which in some instances may be terminated by the customer, under certain circumstances, throughout the period. Our ability to record as revenue the backlog from custom animal production and phenotyping services will also depend upon our ability to successfully perform our obligations under the contracts.

At the present time, we have long-term contracts with Pfizer and the National Institute of Environmental Health Sciences, or NIEHS, that are renewed annually and are expected to generate future revenues. Due to the annual renewal requirement, backlog includes revenues related to these contracts that is expected to be recognized prior to their next renewal date. Revenues expected to be recognized from these contracts after their renewal dates are not included in backlog. Assuming those contracts continue through their full term, we estimate that they will yield an aggregate of $19.4 million from 2005 through 2008. This $19.4 million is in addition to our $20.8 million of backlog at December 31, 2003.

Our subsidiary, Xenogen Biosciences Corporation, and Pfizer Inc. have entered into two separate collaborative research agreements under which we receive funding from Pfizer to develop a comprehensive mouse phenotyping protocol, to develop and test that protocol on certain genetically engineered mice and to create, house, breed and genotype genetically engineered mice for use in Pfizer’s phenotyping program. We receive a fixed amount under the terms of these agreements, with an initial payment and quarterly payments thereafter. The agreement also provides for payment to us upon successful development of the assay protocols and completion of testing of certain groups of those assays. Both agreements were renewed by Pfizer in 2003.

In September 2003, the NIEHS awarded Xenogen Biosciences a contract to generate and characterize up to 100 lines of knockout mice over a potential five-year term for an aggregate amount of approximately $9.3 million with an initial award amount of approximately $1.0 million. The NIEHS will provide Xenogen Biosciences with the list of specific genes that it desires to have “knocked-out,” and Xenogen Biosciences will perform the subsequent work required to generate those mice. The contract is for a one-year term, and Xenogen Biosciences must initiate the development work on at least twenty of those lines prior to the end of September 2004. Thereafter, the NIEHS may renew the contract for four successive one-year terms, with at least thirty lines to be generated in year 2 and at least forty-five lines to be generated in each of years 3, 4 and 5. The NIEHS has the right to terminate the agreement for uncured material breach by Xenogen Biosciences or for the convenience of the government, as is customary with government contracts.

We also have a non-exclusive imaging license entitling any affiliate of Novartis to practice our in vivo imaging methods and to lease or purchase our imaging systems at fixed prices. We receive a fixed, annual license fee under the terms of the agreement, which was originally entered into with Novartis affiliate IRM and extended by Novartis affiliate Novartis Institutes for BioMedical Research. The agreement expires in 2005, but is renewable, and may only be terminated for an uncured material breach by us.

Research and Product Development

Our objective is to continue development of our IVIS Imaging Systems and increase the number of animal models by leveraging both internal and external research efforts.

Instrumentation and software.    Our physics research and development department, in conjunction with our biology product planning group, is responsible for new product and application development. New product concepts for associated hardware are evaluated by our physics research and development department, and those chosen are taken from concept through the pre-production prototype stage. This department also works closely with our instrumentation department to transition the pre-production prototype to full production and also provides initial user support and any required design modifications and develops and provides initial support for new applications of our instrumentation (e.g., fluorescent imaging, spectral imaging, etc.) until such applications are sufficiently developed for transition to our instrumentation department.

Reagents and bioware.    Our biology product planning group is responsible for determining new animal models to be developed that have value to the pharmaceutical industry, for creating these animal models and for testing these animal models in our IVIS Imaging Systems. Our biology product planning group provides these validated new applications (animal models) from three different sources: we in-license and perform quality control on reagents that have already been made by others for conventional methodologies that complement our noninvasive imaging methodology; we build and validate proprietary models in our research laboratories; and we retain rights to animal models made by certain of our customers who use our technology. By using these strategies, we are able to leverage a material amount of research and development spending made by third parties. We have entered into an exclusive supply agreement with Biosynth International, Inc. for the supply of Luciferin, a chemical compound that is introduced into cells and organisms in order to produce bioluminescence, which we incorporate into our Bioware. This agreement terminates as of May 17, 2007 and may be terminated for uncured material breach, in the event that we cease to use Luciferin, or if Biosynth is unable to match a competitor’s lower price.

Research and development infrastructure.    We have internal legal and scientific expertise for our in-licensing program. We have 15 biological scientists that work together with our five physicists and tissue optics experts to create animal models in oncology, inflammation and drug metabolism and toxicology. We also employ a project management group to interact at the scientific level with our customers to understand and access technology developed in our customers’ laboratories and to help our customers understand new applications that we have acquired or developed.

We spent approximately $15.0 million for research and development in 2001, $14.1 million in 2002 and $11.9 million in 2003.

Instrument Manufacturing and Animal Production

Instrument Manufacturing

We currently perform the engineering design, prototyping, assembly, quality assurance, installation and service on all of our IVIS Imaging Systems. We use OEM providers for the various parts of the imaging systems including the cameras, boxes, certain subassemblies, filters and lenses. Two of these providers, Andor Technology, Ltd. and Spectral Instruments, Inc., provide us with cameras for all of our IVIS Imaging Systems. Under the Andor supply agreement, Andor manufactures and sells to us a CCD camera and related equipment for use with the IVIS 50 Imaging System. The two-year, renewable agreement may be terminated upon a breach by either party, if Andor ceases to manufacture these products, bankruptcy or insolvency. Under the Spectral Instruments supply agreement, Spectral manufactures and sells to us a CCD camera for our other imaging systems, which expires in October 2004, but is automatically renewed for 18-month periods unless explicitly terminated by either party six months prior to the expiration date or unless there is an uncured breach, bankruptcy or insolvency of either party. The majority of our quality assurance process has been automated. We currently have 15 full-time employees in prototyping and manufacturing and ten full-time employees in physics and software product development, including administrative and inventory assistance. We have customary manufacturing design and inventory shipping processes in place to ensure that we can reliably deliver systems to our customers.

Our current capacity within manufacturing is to produce approximately 100 IVIS Imaging Systems per year; however, we intend to expand our capacity to produce up to 320 IVIS Imaging Systems per year. This ramp up in camera and accessory production includes increasing our current manufacturing facilities from 8,000 to 22,000 square feet, and also includes an increase in subassembly contractors over the next four years. For example, we will out-source the electronic tray and dark box of the IVIS Imaging Systems, which will reduce the demand for additional space and headcount.

Animal Production

We maintain three separate animal vivaria to prevent the spread of disease, which could cause a loss of valuable strains of animals. In addition, those animals most widely used by our customers are also housed by outside vendors, Charles River Laboratories and Taconic. In Cranbury, New Jersey, we lease a 14,000 square foot barrier animal vivarium that is certified by the Association for the Assessment and Accreditation of Laboratory Animal Care, or AAALAC. In this facility, we perform animal production and phenotyping. We have the capacity for approximately 5,000 cages that house three mice each. We ship animals and provide animal services to our customers from this facility. We have approximately 35 animal resources personnel providing services to our customers and our internal scientists. All are trained in animal care and handling.

Our Alameda, California facility has two vivaria. One is a 14,000 square foot barrier facility and the other is 3,000 square feet of non-barrier procedure rooms. We perform breeding and model validation in these facilities and have an animal resources program of seven people providing services to 15 Ph.D. scientists, all trained in animal care and handling. As we increase the number of animals in our facility, we intend to increase in a corresponding manner the number of people required for the care and feeding of the animals. In all of our facilities we have quarantine rooms and sentinel animals to diagnose and prevent the spread of animal pathogens. Each facility has individual heating, ventilation and air conditioning and electrical generators to prevent negative environmental conditions from affecting our breeding or experimental animal population. Each facility also has a veterinary consultant to assist us in monitoring the health of our animal population.

Intellectual Property

We have implemented an international patent strategy intended both to provide us with freedom to operate, and to facilitate commercialization of our current and future products. As of May 24, 2004, we own eight issued U.S. patents, have received notices of allowance for three of our U.S. patent applications, and exclusively license several other issued patents. We have over 24 additional U.S. patent applications pending. We also hold non-exclusive licenses to several patents that apply to our current business or that we may incorporate into future products.

We believe our extensive patent web presents a significant barrier to entry for the commercial practice of our in vivo imaging method and production of light-producing transgenic animals. Our patent portfolio for imaging is built on two foundations: methods, applications and materials relating to the biological aspects of in vivo imaging; and methods and apparatus relating to the instrumentation aspects of in vivo imaging. Our patent portfolio for the production of genetically modified animals is built on a foundation of exclusive and non-exclusive licenses for basic methods of animal production, as well as non-exclusive licenses to additional techniques and approaches that add value and produce specific types of modified animals. We seek to maintain, through internal development or in-licensing, patents that encompass our major technology areas, which are aligned with our products and services: methods and applications of in vivo biophotonic imaging (technology licenses), imaging system components and computer-implemented methods for image acquisition and analysis (IVIS Imaging Systems and Living Image software), composition and use of transformed cells and organisms for in vivo biophotonic imaging (Bioware and LPTA animal models), and production of genetically engineered laboratory animals (animal production services and LPTA animal models). In addition to our foundational claims for methods of in vivo imaging, our patent portfolio includes issued and pending patent claims for specific applications of in vivo imaging and a number of areas that we believe will be valuable to our business, including, by way of example: animal models of disease, transgenic animals useful in drug discovery research, imaging system components and computer-implemented methods for image acquisition and analysis.

U.S. patents filed since 1995 generally have a term of 20 years from the date of filing. In the life sciences industry, it often takes several years from the date of filing of a patent application to the date of a patent issuance, often resulting in a shortened period of patent protection, which may adversely affect our ability to exclude competitors from our markets. We license our core imaging patents and related applications from Stanford University on an exclusive basis. The license is worldwide, royalty-bearing and includes the right to grant sublicenses. The term of this license is for the life of the patents resulting from the applications, which do not begin to expire until 2015. Under the license we have the right to control the patent prosecution of the applications and the right, but not the obligation, to initiate and control any actions concerning any claims of infringement, invalidity or related matters. We may terminate the license at will upon thirty days notice to Stanford, and Stanford may terminate the license only for our uncured breach of the license. One of the patents that we have licensed from Stanford covering our method of in vivo biophotonic imaging was subject to a re-examination proceeding before the U.S. Patent and Trademark Office. The re-examination has concluded, and we have received the Patent and Trademark Office’s notice of intent to issue a re-examination certificate for that patent with slightly narrowed claims. Such narrowed claims do not affect our current licenses or business. Our patent relating to the production of transgenic animals (through pronuclear microinjection techniques) is licensed from Ohio University. This license is on an exclusive basis, is royalty-bearing and includes the right to grant sublicenses. Ohio is responsible for the patent prosecution of this application, and we have the obligation to prosecute and defend infringements suits. The term of the license is for the life of the patent, which is due to expire in late 2006. Our patents relating to the production of genetically-engineered animals by using gene-targeting methods have been licensed from Medarex, Inc. (successor-in-interest to GenPharm International, Inc.) since 1991. This license is non-exclusive, royalty-bearing and worldwide. Other financial terms include a license issue fee, an annual fee (creditable against earned royalties due) and a milestone fee in the event the FDA approves a pharmaceutical product that includes a product produced through practice under the licensed patents. As further consideration, Medarex received a royalty-bearing cross-license to practice under the patent we have licensed from Ohio University. Medarex is responsible for patent prosecution of the gene-targeting patents licensed under this agreement and has the sole right, but not obligation, to prosecute infringement suits. The term of this license is for the life of the licensed patents, which are set to expire in 2014. Medarex may terminate the license for uncured breach by Xenogen Biosciences, and Xenogen Biosciences may terminate the license at any time after its fifth anniversary.

We have applied for, and received, registration of several trademarks in the U.S. and in foreign markets where our products are sold, including our logo, IVIS, LIVING IMAGE, LPTA and XENOGEN. We also have additional marks, including BIOWARE, for which registration is pending.

Competition

Our primary competition is from traditional in vivo animal models. In addition, we compete with traditional in vitro drug discovery, target validation and drug development technologies. While numerous technologies for animal analyses exist, we believe we are the only company to offer an integrated system of equipment, software and reagents for the biophotonic imaging of animals. Although we believe we have significant intellectual property protection to prevent others from developing competing integrated products, there are other manufacturers of similar individual technologies.

Light-producing animal models.    There are approximately 300 light-producing transgenic animal models currently used in conventional applications, many of which can be used in our IVIS Imaging Systems. Producers of these models require one or more licenses to commercialize these models for in vivo imaging. Consequently, these models comprise a sizable pool of potential in-licensing candidates for us.

Imaging.    We compete with conventional molecular imaging technologies including clinical imaging modalities, such as PET, MRI, x-ray CT and SPECT, which utilize the penetrating radiation of positrons, radio waves, x-rays and gamma rays. Most of these technologies require trained teams of technicians to operate and are subject to complications relating to high signal-to-noise ratios caused by penetrating multiple layers of tissue. By comparison, our in vivo bioluminescent imaging technique involves an optical imaging approach where light originates internally, greatly enhancing visualization and reducing noise. Compared to these other imaging technologies in which one animal is imaged over time, we have an imaging methodology that allows for relative high-throughput protocols and data collection.

Biophotonic cameras.    Several companies sell highly sensitive cameras capable of biophotonic imaging, including Eastman Kodak Company, Berthold Detection Systems GmbH, Hamamatsu Photonics, K.K. and Roper Scientific, Inc. While these cameras have similar features and imaging capabilities to our IVIS Imaging Systems, none of those companies have the right to sell their cameras for applications claimed by our patents.

Light-producing reagents.    Our competitors who develop light-producing reagents used in animal models include major companies such as Amersham plc and Invitrogen Corporation. We have an agreement with Promega Corporation in which we non-exclusively sublicense a patent on a royalty-bearing basis for a modified firefly luciferase gene that prevents others from using that gene as a tagging reagent in animal models for commercial purposes. The luciferase gene is used in our LPTA animal models and certain of our Bioware. Other companies create animal models using alternative technology that do not contain luciferase. The agreement runs through the life of the patent, which expires in 2014; however, Promega may terminate the agreement for breach of contract and we may terminate in the event we no longer use that luciferase gene. In turn, we granted Promega a non-exclusive, royalty-bearing license to develop and sell products containing the same modified luciferase gene and whose manufacture, use or sale infringes a claim within certain of our patents. Promega may use the methods covered in some of our imaging patents in order to develop, use and manufacture products of itself and on behalf of not-for-profit entities. The sale of such products and services is royalty-bearing. The term of the cross-license is until the manufacture, use or sale of licensed products by Promega is no longer covered by a claim of one of the issued patents cross-licensed under the agreement. The cross-license may be terminated for uncured breach of contract, insolvency of either party or upon 90 days notice to the other party; provided, that if the agreement is terminated without cause, such termination does not affect the other party’s rights under the cross-license.

In vivo animal analysis.    We also compete with companies that conduct in vivo animal analysis, including Lexicon Genetics. Lexicon uses animal models based upon knockout mice technology. However, Lexicon has changed its business strategy in favor of developing its own therapeutic pipeline. Exelixis, Inc. uses other organisms, such as fruit flies, zebra fish, worms and yeast. We believe our animal models and biophotonic imaging technology allow for more predictive data.

In silico analysis.    In addition to companies that perform in vivo animal analysis, we also compete with companies that conduct in vitro analysis, including Predix Pharmaceuticals, formerly Physiome Sciences, Scimagix and Entelos. Each of these companies offer in silico, or in computer, technology that enables large-scale computer models of human disease. While in silico technologies have helped accelerate the drug discovery process, these technologies generally assess only one biological parameter and, consequently, they are not representative of the complex biological systems present in humans. As a result, the information generated has limited predictive value.

Although we believe our integrated system of instruments and equipment, software and reagents improve the productivity and efficiency of drug discovery and development, the up-front costs and licensing fees associated with our products make their use generally more expensive than conventional technologies for in vivo testing.

Government Regulation

Our IVIS Imaging Systems and reagents are not regulated by any governmental agency. However, our line of business associated with animal production may in the future be subject to various laws and regulations regarding the treatment of animals if the federal Animal Welfare Act, or AWA, is amended. The AWA does not currently apply to rats of the genus Rattus or mice of the genus Mus, bred for use in research, and consequently, we are not currently required to be in compliance with the AWA. Where applicable, the AWA imposes a wide variety of specific requirements on producers and users of research animals, including requirements related to personnel, facilities, sanitation, cage size, feeding, watering and shipping conditions. Although the AWA does not currently apply to our animal production business, we have voluntarily sought and received accreditation by AAALAC, which sets industry standards for care and treatment of animals used in research. In the event that the AWA is amended to include mice or rats within the scope of regulated animals, and consequently, our animal production business, we believe compliance with such regulations would require us to modify our current practices and procedures, which could require significant financial and management resources. As of April 30, 2004, there was no legislation pending before the U.S. Congress to amend the AWA to cover the mice or rats used by us. In addition, some states have their own regulations, including general anti-cruelty legislation, which establish certain standards in handling animals. With respect to the products and services we provide overseas, we also have to comply with foreign laws, such as the European Convention for the Protection of Animals During International Transport and other anti-cruelty laws. The Council of Europe is presently considering proposals to more stringently regulate animal research.

Many of our pharmaceutical and biotechnology licensees employ our technology to develop preclinical animal data on therapeutic products in development that may be submitted to governmental agencies as part of a regulatory application to commence human clinical testing or to commercialize their products. To date, preclinical data collected using our technology has been submitted by one of our clients and accepted by the Food and Drug Administration, or FDA, to support commencement of clinical trials. Currently, none of our clients has obtained regulatory approval for a therapeutic product based, in part, on data collected using our technology. There can be no assurance that the FDA or other regulatory agencies will continue to accept preclinical data collected using our technology and submitted as part of an application to support initiation of clinical trials, or that such data can or will be used to support regulatory approval to commercialize therapeutic products.

Our research and development activities involve the controlled use of hazardous materials and chemicals. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any liability could exceed our resources.

Employees

As of March 31, 2004, we had a total of 138 full-time employees, of whom 78 are located at our facility in Alameda, California and 60 are based at our facility in Cranbury, New Jersey. None of our employees is represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe that our employee relations are good.

Facilities

We currently lease and occupy a total of approximately 105,000 square feet in three facilities. This includes a 61,400 square foot combined office, wet laboratory, vivarium and light manufacturing space in Alameda, California under a lease expiring in February 2006. This lease is under negotiation for extension. We also have a 41,200 square foot facility in Cranbury, New Jersey that includes a combined office, wet laboratory, vivarium and expansion space. This lease expires in October 2009. In addition, we have a 25,000 square foot facility of combined office, wet laboratory, vivarium and expansion space in St. Louis, Missouri, which is currently unoccupied and intend to sublet. We believe that we have adequate space to accommodate our business plans for at least the next 12 months.

Legal Proceedings

On August 9, 2001, AntiCancer, Inc. filed a lawsuit in the Superior Court of California, County of San Diego against us and other third parties. The complaint contains five causes of action, including trade libel, defamation, intentional interference with contract, intentional interference with prospective economic advantage and unfair competition. These claims are based on alleged false statements made by unidentified employees and/or third parties, including one of our consultants and customers, regarding plaintiff’s products. In its lawsuit, AntiCancer seeks unspecified general and exemplary monetary damages arising from alleged contracts with third parties that it failed to enter into as a result of such alleged false statements, as well as their costs and expenses in connection with the lawsuit. We believe the complaint is without merit and intend to vigorously defend against the AntiCancer action. The outcome of this litigation is currently not determinable due in part to the early stage of the proceedings, as discovery has only recently commenced. Even if we prevail in these disputes, the defense of such suits will be expensive and time-consuming and may distract our management from operating our business.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages are as follows:

Name	Age	Position(s)
David W. Carter	65	Chief Executive Officer and Chairman of the Board
Pamela Reilly Contag, Ph.D.	47	President and Director
William A. Albright, Jr.	47	Chief Financial Officer and Vice President
David R. Boyko	41	Vice President, Licensing and Legal Services
Michael D. Cable, Ph.D.	49	Chief Technology Officer and Vice President
Anthony F. Purchio, Ph.D.	55	Chief Scientific Officer and Vice President
Michael J. Sterns, D.V.M.	45	Chief Business Officer and Vice President
Brian G. Atwood(1)(3)	51	Director
Michael F. Bigham(1)(2)	47	Director
Robert W. Breckon(2)	46	Director
Christine B. Cordaro(1)(3)	56	Director
Michael R. Eisenson(2)	48	Director
William A. Halter(3)	43	Director
Chris Jones(2)(3)	49	Director
Raymond J. Whitaker, Ph.D.(1)	57	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

David W. Carter has served as our Chairman of the Board of Directors since November 1997 and as our Chief Executive Officer since April 2003. From January 1998 to April 2003, he served as Co-Chief Executive Officer and from May 1997 to November 1997, Mr. Carter was our consultant. From 1991 to May 1997, he served as Chairman of the Board, President and Chief Executive Officer of Somatix Therapy Corporation, a publicly-held gene therapy company, which merged with Cell Genesys, Inc. in 1997. Mr. Carter is a director of Cell Genesys, Inc. and Immunogen, Inc. Mr. Carter received a B.A. in History and an M.B.A. from Indiana University.

Pamela Reilly Contag, Ph.D. is one of our co-founders and has served as our President since August 1996 and as a director since August 1995. From August 1995 to January 1998, she served as our Chief Executive Officer, and from January 1998 to April 2003, she served as Co-Chief Executive Officer. Since January 1998, Dr. Contag has served as a Consulting Professor at Stanford University. From September 1996 to January 1998, Dr. Contag was a research associate at Stanford University. Dr. Contag received a B.A. in Biology from the College of St. Catherine and an M.S. and a Ph.D. in Microbiology from the University of Minnesota. Dr. Contag was a Postdoctoral Fellow of the Department of Microbiology and Immunology at Stanford University.

William A. Albright, Jr. has served as our Chief Financial Officer and Vice President since July 1, 2004. From March 2003 to February 2004, Mr. Albright was Chief Executive Officer and a director of FlowMedica, Inc., a medical device company. From May 1999 to December 2002, Mr. Albright was President, Chief Executive Officer and a director at Nexell Therapeutics, Inc., a publicly-held cell therapy company. From March 1996 to September 1998, Mr. Albright was Senior Vice President and Chief Financial Officer at LocalMed, Inc., a medical device company. Mr. Albright received a B.S. and an M.S. in Biological Sciences from Stanford University and an M.B.A. from Harvard Business School.

David R. Boyko has served as our Vice President of Licensing & Legal Services since February 2002. From June 1999 to February 2002, Mr. Boyko was a Senior Associate in the Technology Transactions Group at Wilson Sonsini Goodrich & Rosati, P.C., and from September 1995 to June 1999, Mr. Boyko was an Associate with Fried, Frank, Harris, Shriver and Jacobson. Mr. Boyko also served eight years as an officer in the U.S. Air Force where he was involved with strategic weapon system development. Mr. Boyko received a B.S. with distinction in Mechanical Engineering from Cornell University, an M.A. in International Relations from the University of Southern California and his J.D. from the University of California, Los Angeles School of Law.

Michael D. Cable, Ph.D. has served as our Chief Technology Officer since October 1998 and as Vice President since December 1999. From March 1984 to September 1998, Dr. Cable was a staff scientist at Lawrence Livermore National Laboratory, which is managed by the University of California. Dr. Cable received a B.S. in Chemistry from Iowa State University and a Ph.D. in Nuclear Chemistry and Physics from the University of California, Berkeley.

Anthony F. Purchio, Ph.D. has served as our Chief Scientific Officer since May 1999 and as a Vice President since December 1999. From June 1998 to May 1999, Dr. Purchio was a consultant to Morthogen, Inc. and Regenics. From November 1995 to June 1998, Dr. Purchio served as Vice President of Research and Development at Hepatix, Inc., a biotechnology company engaged in developing bio-artificial liver tissues. Dr. Purchio received a Ph.D. in Experimental Pathology from the University of Colorado Medical Center and completed his postdoctoral training at the Molecular Biology Institute, University of California, Los Angeles.

Michael J. Sterns, D.V.M. has served as our Chief Business Officer and Vice President since September 2003. From January 2003 to September 2003, he served as our Vice President, Corporate Development. From December 2000 to December 2002, Dr. Sterns was Executive Vice President, Corporate Development at BioSpace.com, Inc., a news and information website serving the pharmaceutical and biotechnology industry. From December 1998 to December 2000, Dr. Sterns was the Executive Director and Head of Business Development at Telik, Inc., a publicly-held drug development company. Dr. Sterns received his B.S. in Biological Sciences from the University of Southern California, his Doctorate in Veterinary Medicine from the University of California, Davis, and his M.B.A. from the University of California, Berkeley.

Brian G. Atwood has served us as a director since January 1998. Mr. Atwood co-founded Versant Ventures in 1999, a private venture capital firm focusing on healthcare, and has served as a General Partner since its inception. Mr. Atwood is also a managing member of Brentwood Venture Capital. Mr. Atwood serves as a director of Pharmion Corporation, a publicly-held pharmaceutical company with a hematology and oncology focus, and of several private companies. Mr. Atwood received a B.S. in Biology from the University of California, Irvine, an M.S. from the University of California, Davis, and an M.B.A. from Harvard Business School.

Michael F. Bigham has served us as a director since July 2003. Since January 2003, Mr. Bigham has been a director of Abingworth Management, Inc., the U.S. subsidiary of an international life sciences venture capital firm. From December 2000 to March 2004, Mr. Bigham served as Vice Chairman of Corixa Corporation, a publicly-held biotechnology company developing and marketing immunotherapeutic products for oncology and infectious disease. From 1996 to December 2000, Mr. Bigham served as President and Chief Executive Officer of Coulter Pharmaceuticals Inc., a publicly-held biotechnology company which was merged into Corixa Corporation in December 2000. From 1988 to 1996, Mr. Bigham was a member of executive management of Gilead Sciences, Inc., where he served as Executive Vice President of Operations from April 1994 to June 1996, Chief Financial Officer from July 1988 to June 1996, and Vice President of Business Development from July 1988 to March 1992. From 1984 to 1988 Mr. Bigham worked at Hambrecht & Quist LLC where he became Co-head of Healthcare Investment Banking. Mr. Bigham received a B.S. in Commerce from the University of Virginia and an M.B.A. from the Stanford University Graduate School of Business.

Robert W. Breckon has served us as a director since January 2001. Mr. Breckon has been the Executive Vice-President, Strategy and Corporate Development at MDS Inc., a Canadian publicly-held health and life sciences company and has held previous positions with MDS since 1992. Mr. Breckon received a B.S. from the University of Toronto and has completed an advanced management program at Harvard University.

Christine B. Cordaro has served us as a director since October 2001. Ms. Cordaro has served as a General Partner of CMEA Life Sciences, a private venture capital firm, since its formation in 1998. She is also the Founder and a General Partner of Milepost Ventures, L.P. Prior to such time, she was the Director of Life Science Investments with Technology Funding Ventures. Ms. Cordaro received a B.S. and an M.S. in Bacteriology from the University of Wisconsin-Madison and an M.B.A. from St. Mary’s College.

Michael R. Eisenson has served us as a director since March 2003. Mr. Eisenson is the Managing Director and Chief Executive Officer of Charlesbank Capital Partners, LLC, a private investment firm and the investment manager with respect to certain assets of Harvard Private Capital Group, Inc., which he joined in 1986. Mr. Eisenson serves on the Board of Directors of Universal Technical Institute, Inc., Playtex Products, Inc., CCC Information Services Group, Inc., and United Auto Group, Inc., as well as those of several private companies. Mr. Eisenson received a B.A. in economics from Williams College and J.D. and M.B.A. degrees from Yale University.

William A. Halter has served us as a director since April 2002. Since April 2001, Mr. Halter has been a management consultant providing services to corporate enterprises. From November 1999 to March 2001, Mr. Halter served as Deputy Commissioner and later as the Acting Commissioner of the United States Social Security Administration. From 1993 to November 1999, Mr. Halter served as the Senior Advisor to the Director’s Office of the Office of Management and Budget, Executive Office of the President. Mr. Halter also serves on the Board of Directors of Akamai Technologies, Inc., InterMune, Inc., and webMethods, Inc. Mr. Halter received an A.B. in Economics and Political Science from Stanford University and an M. Phil. in Economics from Oxford University.

Chris Jones has served us as a director since August 2001. Since March 2002, Mr. Jones has been providing advisory services to several entities and, since August 2002, has served as an operating partner of Electra Private Equity Partners, a European private equity firm. From January 1997 to January 2001, Mr. Jones served as Chief Executive Officer of J. Walter Thompson worldwide, an advertising agency and as Chairman from January 1998 to 1999. From July 1995 to January 1997, he served as President and Chief Executive Officer Designate of J. Walter Thompson, and from 1984 to 1995, he served in numerous other positions at that company. Mr. Jones serves on the Health Advisory Board of the Johns Hopkins Bloomberg School of Public Health.

Raymond J. Whitaker, Ph.D. has served us as a director since April 1999. From January 1997 to July 2003, Dr. Whitaker served as a Vice President of S.R. One Limited, the venture investment affiliate of GlaxoSmithKline, and since January 2000, he has served as a General Partner of EuclidSR Partners, L.P., a private venture capital firm. From June 1992 to December 1996, Dr. Whitaker was Director, Worldwide Business Development, SmithKline Beecham Pharmaceuticals. Dr. Whitaker received a B.Sc. in Biochemistry and Mathematics, an M.B.A. and a Ph.D. in Biochemistry from the National University of Ireland, University College Dublin.

None of our executive officers has any family relationship with any director or other executive officer. Our officers are appointed by our board of directors and serve at the board’s discretion.

Board of Directors

Our bylaws currently provide for a board of directors consisting of not less than six or more than ten members. We currently have ten directors. Upon the closing of the offering, our board will be divided into three classes, each serving staggered three-year terms:

•	Our Class I directors currently consist of Brian G. Atwood, Christine B. Cordaro and Raymond J. Whitaker, Ph.D., and their terms will expire at our annual meeting in 2005;

•	Our Class II directors currently consist of Robert W. Breckon, David W. Carter and Pamela Reilly Contag, Ph.D., and their terms will expire at our annual meeting in 2006; and

•	Our Class III directors currently consist of Michael F. Bigham, Michael R. Eisenson, William A. Halter and Chris Jones, and their terms will expire at our annual meeting in 2007.

As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion. This classification of our board of directors may have the effect of delaying or preventing changes in control or changes in our management.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has or will have the composition and responsibilities described below:

Audit committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of Raymond J. Whitaker, Ph.D., Brian G. Atwood, Christine B. Cordaro and Michael F. Bigham, each of whom is an independent member of our board of directors. Dr. Whitaker is the chairperson of our audit committee. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The current members of the compensation committee are Michael R. Eisenson, Michael F. Bigham, Robert W. Breckon and Chris Jones, each of whom is a non-management member of our board of directors. Mr. Eisenson is the chairperson of our compensation committee. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and corporate governance committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and corporate governance committee are William A. Halter, Brian G. Atwood, Christine B. Cordaro and Chris Jones. Mr. Halter is the chairperson of our nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

We currently do not pay any cash compensation to our directors; except for Messrs. Halter and Jones, to whom we pay $2,500 for each board meeting, and except for reimbursing our directors for reasonable travel expenses in connection with attendance at board and committee meetings. In August 2001, we granted Mr. Jones an option to acquire 4,171 shares of our common stock at $7.00 per share and in June 2002 we granted Messrs. Jones and Halter options to purchase 514 and 4,685 shares of our common stock, respectively, at $7.00 per share. These options were exchanged for options exercisable for $0.42 per share pursuant to our 2003 six-month-and-a-day option exchange. On December 1, 2003, we granted each of Messrs. Jones and Halter additional options to purchase 14,285 shares of our common stock at $0.42 per share. All of the options granted to Messrs. Jones and Halter vest as to 25% of the shares on the first anniversary of the grant and as to one-forty-eighths of the shares each month thereafter.

Upon the closing of this offering, our non-employee directors will be entitled to restricted stock grants under our 2004 director stock plan as described below. Non-employee directors will also be paid an annual cash retainer of $20,000 for serving on the board, and an additional annual cash retainer of $5,000 for serving as the chair of any of our three standing board committees: audit, compensation and nominating and corporate governance. Non-employee directors will also be entitled to meeting fees ranging from $500 to $2,500 for board and committee meetings depending on the day held and whether they are in person or telephonic meetings. A non-employee director will be entitled to direct us to pay the cash retainers and fees to which he or she is entitled directly to his or her associated venture entity.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity.

Executive Compensation

The following table summarizes all compensation paid to our chief executive officer and our four other most highly compensated executive officers whose total salary and bonus exceeded $100,000, for services rendered in all capacities to us during the year ended December 31, 2003. These individuals are referred to as our named executive officers.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Annual Compensation(1)		Long-Term Compensation Awards
		Salary	Bonus	Securities Underlying Options (2)
David W. Carter, Chief Executive Officer	2003	$275,000	$65,000	116,284
Pamela Reilly Contag, Ph.D., President	2003	275,000	65,000	118,022
Michael J. Sterns, D.V.M., Chief Business Officer and Vice President	2003	245,000	48,500	71,428
Anthony F. Purchio, Ph.D., Chief Scientific Officer and Vice President	2003	245,000	38,500	46,927
Michael D. Cable, Ph.D., Chief Technology Officer and Vice President	2003	245,000	38,500	47,361

(1)	Excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total annual salary and bonus of each of the named executive officers in 2003.
(2)	The stock options listed in the table represent options to purchase our common stock. See “—Executive Compensation—Stock Option Grants in 2003” for additional information regarding options to purchase our stock granted during fiscal 2003.

The following table sets forth certain information concerning grants of stock options to each of our named executive officers during fiscal 2003.

Stock Option Grants in 2003

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
David W. Carter	116,284	13.1	$0.42	11/30/13	$30,715	$77,837
Pamela Reilly Contag, Ph.D.	118,022	13.3	0.42	11/30/13	31,174	79,001
Michael J. Sterns, D.V.M.	71,428	8.1	0.42	11/30/13	18,867	47,812
Anthony F. Purchio, Ph.D.	46,927	5.3	0.42	11/30/13	12,395	31,412
Michael D. Cable, Ph.D.	47,361	5.3	0.42	11/30/13	12,510	31,702

All stock options granted to named executive officers in fiscal year 2003 vest as to 25% of the shares subject to the option on the first anniversary of the vesting commencement date and as to one-forty-eighth of the shares per month thereafter. Under our option plans, our board retains discretion to modify the terms of outstanding options. The percentage of total options granted was based on an aggregate of options to purchase 886,407 shares of common stock granted to our employees and executive officers in fiscal year 2003, including options granted to employees pursuant to the 2003 six-month-and-a-day option exchange.

Options were granted at an exercise price equal to the fair market value of our common stock on the grant date, as determined by the personnel and compensation committee of our board of directors. As there was no public market for our stock prior to this offering, the board of directors determined the fair market value of our common stock by considering a number of factors, including, but not limited to, our current financial performance and prospects for future growth and profitability, the status of product releases and product integration, the absence of a resale market for our common stock, the control position held by certain stockholders and comparisons of certain of our key valuation metrics with similar metrics for comparable publicly traded companies, including measures of market capitalization based on revenue multiples, price-to-earning ratios and operating margins.

The table sets forth the hypothetical gains or “option spreads” that would exist for the option at the end of their respective ten-year terms based on assumed annualized rates of compound stock price appreciation of 5% and 10% from the dates the options were granted until the expiration of the ten-year option term. The 5% and 10% assumed rates are promulgated by the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices or stock price growth.

Aggregated Option Exercises in 2003 and December 31, 2003 Option Values

No options were exercised by named executive officers in 2003. The following table sets forth certain information concerning vested and unvested stock options held by the named executive officers and the value of options held by these individuals at December 31, 2003.

Name	Number of Shares Acquired on Exercise	Value Received ($)	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003(2)
			Vested	Unvested(1)	Vested	Unvested
David W. Carter	—	—	13,660	102,624	$89,883	$675,266
Pamela Reilly Contag, Ph.D.	—	—	15,398	102,624	101,319	675,266
Michael J. Sterns, D.V.M.	—	—	—	71,428	—	469,996
Anthony F. Purchio, Ph.D.	—	—	18,901	28,026	124,369	184,411
Michael D. Cable, Ph.D.	—	—	19,335	28,026	127,224	184,411

(1)	Unvested shares are exercisable prior to vesting contingent upon optionee entering into a restricted stock purchase agreement with respect to the underlying shares of common stock.

(2)	The value of unvested in-the-money options is based on the initial public offering price of $7.00 per share minus the actual exercise prices.

Employment Arrangements

In January 1998, we entered into an employment agreement with David W. Carter that provided for a starting base annual salary of $175,000. Mr. Carter’s current annual base salary is $290,000. If we terminate Mr. Carter’s employment without cause he will be entitled to receive (i) salary continuation for one year following the date of termination, (ii) continued benefits coverage under our employee benefit plans for one year following the date of termination and (iii) and additional one year of vesting credit under any unvested stock options or restricted stock awards.

In January 1998, we entered into an employment agreement with Pamela R. Contag, Ph.D., that provided for a starting base annual salary of $175,000. Dr. Contag’s current annual base salary is $290,000. If we terminate Dr. Contag’s employment without cause she will be entitled to receive (i) salary continuation for one year following the date of termination, (ii) continued benefits coverage under our employee benefit plans for one year following the date of termination and (iii) and additional one year of vesting credit under any unvested stock options or restricted stock awards.

Employee Benefit Plans

1996 Stock Option Plan

Our amended 1996 stock option plan was adopted by our board of directors in August 1996 and approved by our stockholders in December 1996. The plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonstatutory stock options to our employees, directors and consultants.

As of March 31, 2004, options to purchase 1,016,211 shares of common stock were outstanding, 170,671 shares of restricted stock had been issued and were outstanding, and 464,542 shares were available for future grant under this plan. Our 1996 stock option plan allows for the early exercise of stock options. We will not grant any additional awards under our 1996 stock option plan following this offering. Instead we will grant awards under our 2004 equity incentive plan.

In the event of our merger with or into another corporation our 1996 stock option plan provides that the successor corporation will assume or substitute each outstanding option. If the outstanding options are not assumed or substituted, the options will terminate as of the closing date of the merger. If within 12 months following a change in control an optionee is terminated for other than cause, death or disability, then all of such optionee’s options will immediately vest and become exerciseable as to all of the shares subject to such options.

2004 Equity Incentive Plan

Our board of directors adopted our 2004 equity incentive plan in April 2004 and our stockholders approved it in May 2004. The 2004 equity incentive plan, which will become effective upon the completion of this offering, provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 1,000,000 shares of our common stock for issuance pursuant to the 2004 equity incentive plan plus any shares returned to our 1996 stock option plan on or after the effective date of this offering as a result of termination of options or the repurchase of unvested shares issued under the 1996 stock option plan. In addition, our 2004 equity incentive plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning on January 1, 2005 through and including January 1, 2009, equal to the lesser of:

•	3% of the outstanding shares of our common stock on the first day of the fiscal year;

•	900,000 shares; or

•	such other amount as our board of directors may determine.

Our board of directors, or a committee of our board, administers our 2004 equity incentive plan. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our 2004 equity incentive plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock or the outstanding stock of any parent or subsidiary of ours, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 600,000 shares in any fiscal year. However, in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,200,000 shares.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2004 equity incentive plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

Restricted stock may be granted under our 2004 equity incentive plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Performance units and performance shares may be granted under our 2004 equity incentive plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date.

Unless the administrator provides otherwise, our 2004 equity incentive plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Our 2004 equity incentive plan provides that in the event of our change in control, the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The award will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options will fully vest and become immediately exercisable. If, within 12 months following a change in control, a participant (other than a non-employee director) is terminated for other than cause, death or disability, then the participant will fully vest in and have the right to exercise all of the shares subject to his or her options and stock appreciation rights, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved and all other conditions met.

Our 2004 equity incentive plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 equity incentive plan provided such action does not impair the rights of any participant.

2004 Director Stock Plan

Our board of directors adopted our 2004 director stock plan in April 2004 and our stockholders approved it in May 2004. The 2004 director stock plan, which will become effective upon the completion of this offering, provides for the periodic grant of restricted stock to our non-employee directors or if directed by a non-employee director, to his or her associated venture entity, if any.

A total of 150,000 shares have been initially reserved for issuance under the 2004 director stock plan, of which no restricted stock awards were issued and outstanding as of this date. In addition, our 2004 director stock plan provides for annual increases in the number of shares available for issuance under it on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the lesser of:

•	the number of shares granted pursuant to restricted stock awards under the 2004 director stock plan in the prior fiscal year, or

•	an amount determined by our board of directors.

All grants of restricted stock to our non-employee directors or, if so directed, to such non-employee directors’ associated venture entity, if any, under the 2004 director stock plan are automatic. We will grant an initial restricted stock award upon the later of (i) one business day after the effective date of this offering, or (ii) first becoming a non-employee director (except for those directors who become non-employee directors by ceasing to be employee directors). This initial award will cover a number of shares of our common stock determined by dividing (A) $40,000 by (B) the fair market value of a share of our common stock on the date of grant, with the number of shares rounded up to the nearest whole share.

Upon each annual stockholder meeting, a restricted stock award will be automatically granted covering a number of shares of our common stock determined by dividing (A) $40,000 by (B) the fair market value of a share of our common stock on the date of grant, with the number of shares rounded up to the nearest whole Share, provided the director is then a non-employee director. However, each director who was not a non-employee director on or before the effective date of this offering (for grants to be made on the date of the annual stockholder meeting to be held in 2005) or the previous year’s annual stockholder meeting (for annual grants to be made after 2005) will be automatically granted, or if so directed, such director’s associated venture entity will be granted, a pro-rated annual restricted stock award calculated according to the number of quarters of service provided by such non-employee director since the effective date of this offering or the previous year’s annual stockholder meeting, as applicable. For purposes of the foregoing calculation, service for only a portion of the quarter will be deemed service for the whole quarter. The per share purchase price for shares subject to the restricted stock awards will equal the par value of a share of common stock ($0.001 per share).

Upon a non-employee director’s termination of service as a director for any reason, all shares that have not vested as of the date of such termination will thereupon be forfeited and automatically transferred to and reacquired by us at no cost to us. Each restricted stock award will vest as to 100% of the shares subject thereto on the anniversary of its date of grant, provided the non-employee director remains a director through such date.

A non-employee director may not transfer an award of restricted stock granted under our 2004 director stock plan, except as permitted by the board of directors (or its committee administering the plan).

In the event of our change of control, the successor corporation will assume or substitute each award. If the outstanding awards are not assumed or substituted for, our board of directors will notify each non- employee director that each restricted stock award will vest as to 100% of the shares subject thereto. With respect to awards that are assumed or substituted for, if on the date of or following such assumption or substitution the non-employee director’s status as our director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the non-employee director, then all shares subject to the restricted stock award will vest and all restrictions with respect to such shares will lapse.

Our board of directors (or its committee administering the plan) has the authority to amend, alter, suspend, or discontinue the 2004 director stock plan, but no such action may adversely affect any grant made under it. The 2004 director stock plan will continue in effect until the board of directors (or its committee administering the plan) terminates the plan.

2004 Cash Executive Bonus Plan

In order to attract and maintain qualified employees, our compensation committee has established a cash management bonus program for 2004, which provides for potential bonus payments to our chief executive officer and president, chief financial officer, and vice presidents, based upon the achievement of corporate financial objectives, including revenues, earnings before interest, taxes, depreciation and amortization and backlog growth. Goals for these awards are established at the beginning of each year based on our forecasted operating budget. Bonus payments under the plan are calculated as a percentage of the participant’s base salary, based upon the participant’s title and performance in achieving these objectives.

401(k) Plan

We maintain a tax-qualified, employee savings and retirement plan, or 401(k) plan, for which our employees will generally be eligible. Under the 401(k) plan, employees may elect to reduce their current compensation and have the amount of the reduction contributed to the 401(k) plan. To date, we have made no matching contributions. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made.

Limitations on Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our executive officers named in the compensation table above;

•	each of our directors; and

•	all directors and executive officers as a group.

Except as otherwise noted below, the address is c/o Xenogen Corporation, 860 Atlantic Avenue, Alameda, California 94501.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information furnished by these owners, have sole voting power and investment power with respect to these shares, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership of 10,477,278 shares of common stock outstanding, on as-converted basis, as of March 31, 2004 and 14,677,278 shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percent ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2004. We did not deem these shares outstanding for purposes of computing the percent ownership of any other person.

		Percentage of Outstanding Shares
Name of Director, Officer and Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders:
Abingworth Management Ltd(1)	1,730,768	16.5%	11.6%
Harvard Private Capital Holdings, Inc.(2)	1,723,906	16.4	11.5
MDS Pharma Services (US) Inc.(3)	1,101,608	10.5	7.4
Brentwood Associates VIII, L.P.(4)	952,462	9.1	6.4
EuclidSR Partners(5)	941,604	8.9	6.2
S.R. One, Limited(6)	697,179	6.6	4.7

Directors and Officers:
David A. Carter(7)	255,124	2.4	1.7
Pamela Reilly Contag, Ph.D.(8)	300,426	2.9	2.0
Michael Cable, Ph.D.(9)	25,199	*	*
Anthony Purchio, Ph.D.(10)	25,201	*	*
Michael Sterns(11)	7,143	*	*
Brian Atwood(12)	952,462	9.1	6.4
Michael Bigham(13)	1,730,768	16.5	11.6
Robert Breckon(14)	1,101,608	10.5	7.4
Christine Cordaro(15)	602,261	5.7	4.0
Michael Eisenson(16)	1,723,906	16.4	11.5
William A. Halter(17)	9,880	*	*
Chris Jones(18)	13,042	*	*
Raymond Whitaker, Ph.D.(19)	941,604	8.9	6.2
All directors and executive officers as a group (15 persons)(20)	7,721,860	73.4	51.3

*	Less than one percent.
(1)	Includes 868,846 shares owned by Abingworth Bioventures III A LP, 530,376 shares owned by Abingworth Bioventures III B LP, 317,700 shares owned by Abingworth Bioventures III C LP and 13,846 shares owned by Abingworth Bioventures III Executives LP. The address for Abingworth Management Ltd is 38 Jermyn Street, London SW1Y 6DN, U.K.
(2)	Includes a warrant to purchase 59,873 shares. The address for Harvard Private Capital Holdings, Inc. is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, MA 02210.
(3)	The address for MDS Pharma Services (US) Inc. is 621 Rose Street, P.O. Box 80837, Lincoln, NE 68501.
(4)	The address for Brentwood Associates VIII, L.P. is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, CA 90025.
(5)	Includes 403,481 shares and a warrant to purchase 67,321 shares owned by EuclidSR Partners, LP and includes 403,481 shares and a warrant to purchase 67,321 shares owned by EuclidSR Biotechnology Partners, LP. The address for EuclidSR Partners is 45 Rockefeller Plaza, Suite 3240, New York, NY 10111.
(6)	Includes a warrant to purchase 26,928 shares. The address for S.R. One, Limited is 200 Barr Harbor Dr., Suite 250, Four Tower Bridge, West Conshohocken, PA 19428-2977. There are no natural persons who are the beneficiaries of S.R. One, Limited. SmithKline Beecham Corporation, a Pennsylvania corporation, is the sole beneficiary of that business trust. SmithKline Beecham Corporation is an indirect, wholly owned subsidiary of GlaxoSmithKline plc, a UK public limited company. Ordinary shares of GlaxoSmithKline plc are traded on the London Stock Exchange. The shares trade on the New York Stock Exchange in the form of American Depository Shares.
(7)	Includes 180,098 shares owned by David W. Carter, 68,571 of which are unvested and subject to repurchase by us, and 31,285 shares owned by the Carter Descendants Trust, of which Mr. Carter is a trustee. Also includes a warrant to purchase 4,813 shares owned by Mr. Carter and options to purchase 38,928 shares vested and exercisable within 60 days of March 31, 2004.
(8)	Includes 22,857 shares owned by Pamela Reilly Contag, all of which are unvested and subject to repurchase by us; 214,828 shares owned by Christopher H. Contag and Pamela Reilly Contag, Trustees of the Contag Family Trust dated 11/23/98; and 9,177 shares owned by each of the Ashlyn Grace Contag Irrevocable Trust; the Caitlin Ann Contag Irrevocable Trust; the Carlos and Ann Contag Irrevocable Trust; the John and Juanita Reilly Irrevocable Trust; and the Greyson Christopher Contag Irrevocable Trust. Dr. Pamela R. Contag is a trustee of, but disclaims beneficial ownership of, these respective trusts. Also includes options to purchase 16,856 shares vested and exercisable within 60 days of March 31, 2004.
(9)	Includes options to purchase 20,421 shares vested and exercisable within 60 days of March 31, 2004.
(10)	Includes options to purchase 19,987 shares vested and exercisable within 60 days of March 31, 2004.
(11)	Represents options to purchase 7,143 shares vested and exercisable within 60 days of March 31, 2004.
(12)	Represents 952,462 shares owned by Brentwood Associates VIII, L.P. Mr. Atwood is a managing member of Brentwood VIII Ventures, LLC, the General Partner of Brentwood Associates VIII, L.P. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Atwood’s business address is c/o Versant Ventures, 3000 Sand Hill Road, Bldg. 4, Suite 210, Menlo Park, CA 94025.
(13)	Includes 868,846 shares owned by Abingworth Bioventures III A LP, 530,376 shares owned by Abingworth Bioventures III B LP, 317,700 shares owned by Abingworth Bioventures III C LP and 13,846 shares owned by Abingworth Bioventures III Executives LP. Mr. Bigham is a director at Abingworth. He shares voting and dispositive power over these shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Bigham’s business address is c/o Abingworth Management Inc., 3000 Sand Hill Road, Building 4, Suite 135, Menlo Park, CA 94025.

(14)	Includes 1,101,608 shares owned by MDS Pharma Services (US) Inc. Mr. Breckon is Executive Vice President, Strategy and Corporate Development of MDS Inc. Mr. Breckon disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Breckon’s business address is c/o MDS Inc., 100 International Boulevard, Toronto, Ontario, Canada M9W 6L6.
(15)	Includes 426,097 shares and a warrant to purchase 50,518 shares owned by CMEA Ventures Life Sciences 2000, L.P.; 28,153 shares and a warrant to purchase 3,337 shares owned by CMEA Ventures Life Sciences 2000, Civil Law Partnership; and 80,693 shares and a warrant to purchase 13,463 shares owned by Milepost Ventures L.P. Ms. Cordaro is a General Partner of CMEA Life Sciences and the Founder and a General Partner of Milepost Ventures. She shares voting and dispositive power over the shares and disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Ms. Cordaro’s business address is c/o CMEA Ventures, One Embarcadero Center, Suite 3250, San Francisco, CA 94111.
(16)	Includes 1,664,033 shares and a warrant to purchase 59,873 shares owned by Harvard Private Capital Holdings, Inc. Mr. Eisenson is Managing Director and Chief Executive Officer of Charlesbank Capital Partners, LLC, which is the investment manager with respect to certain assets of Harvard Private Capital Holdings, Inc. He shares voting and dispositive power over the shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Eisenson’s business address is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, 26th Floor, Boston, MA 02210.
(17)	Represents options to purchase 9,880 shares vested and exercisable within 60 days of March 31, 2004.
(18)	Represents options to purchase 13,042 shares vested and exercisable within 60 days of March 31, 2004.
(19)	Includes 403,481 shares and a warrant to purchase 67,321 shares owned by EuclidSR Partners, LP; 403,481 shares and a warrant to purchase 67,321 shares owned by EuclidSR Biotechnology Partners, LP. Dr. Whitaker is a General Partner of EuclidSR Partners. He shares voting and dispositive power over the shares and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Dr. Whitaker’s business address is c/o EuclidSR Partners, 45 Rockefeller Plaza, Suite 3240, New York, NY 10111.
(20)	Includes 91,428 shares subject to repurchase, options to purchase 156,365 shares vested and exercisable, and warrants to purchase 266,646 shares, within 60 days of March 31, 2004.

RELATED PARTY TRANSACTIONS

We describe below transactions, or series of similar transactions, that occurred since January 1, 2001, to which we were or will be a party in which the amount involved exceeded or will exceed $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of these people had or will have a direct or indirect material interest.

Option Grants and Restricted Stock Awards to Directors and Officers

We have granted options to purchase common stock to our directors and officers. Please see “Management—Director Compensation” and “Management—Executive Compensation.”

Registration Rights

Holders of our preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. See “Description of Capital Stock—Registration Rights.”

Indemnification, Employment Arrangements and Bonus Plan

We have entered into indemnification agreements with each of our directors and officers. See “Management—Limitations on Liability and Indemnification Matters.” We have also entered into employment agreements and offer letters with certain of our officers and have put in place a 2004 cash executive bonus plan. See “Management—Employment Arrangements” and “Management—2004 Cash Executive Bonus Plan.”

Voting Agreement

All of our current directors were elected pursuant to a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our existing certificate of incorporation. Under these provisions, our Series AA preferred stockholders, voting separately as a class, have the right to elect a majority of our directors, with any remaining directors elected by the holders of our preferred stock and common stock, voting together. Upon completion of this offering, our certificate of incorporation will no longer provide for these rights, the voting agreement will terminate, and none of our stockholders will have any special rights regarding board representation.

Private Placements of Securities

From January 2001 through February 2004, we issued the following securities in private financings to various investors, including the related parties detailed in the table below:

•	660,501 shares of Series G preferred stock at a per share price of $40.74 for an aggregate purchase price of approximately $26.9 million; warrants to purchase 201,827 shares of Series G preferred stock at a per share exercise price of $40.74, 144,646 shares of Series G preferred stock representing 8% dividends on outstanding Series G preferred stock and warrants to purchase 44,184 shares of Series G preferred stock representing 8% dividends on outstanding Series G preferred stock warrants;

•	8% secured convertible promissory notes in the aggregate principal amount of $3 million;

•	6,013,443 shares of Series AA preferred stock at a per share price of $3.64 for an aggregate purchase price of approximately $21.9 million, 3,405,323 shares of Series AA preferred stock in exchange for Series A, Series B, Series C, Series D, Series E, Series F and Series G preferred stock and warrants to purchase 368,827 shares of Series AA preferred stock at a per share exercise price of $3.64 in exchange for warrants to purchase Series C and Series G preferred stock; and

•	401,158 shares of common stock issued on conversion of Series B, Series C, Series D, Series E and Series G preferred stock outstanding and a warrant to purchase 8,159 shares of common stock at a per share price of $40.74 on conversion of a warrant to purchase 8,159 shares of Series G preferred stock.

The Series AA preferred stock is convertible into an equal number of shares of common stock, subject to future adjustments for dilution. The Series G preferred stock and promissory notes referenced above are not currently outstanding.

Equity to Certain Executive Officers, Directors and Greater Than 5% Holders

Since January 1, 2001, the following executive officers, directors and holders of more than five percent of our voting securities purchased securities in the amounts set forth below.

Name(1)	Common	Series G	Convertible Promissory Notes ($)	Series AA	Series AA Warrants
Abingworth Management Ltd(2)	—	—	—	1,730,768	—
Harvard Private Capital Holdings, Inc.(3)	—	98,183	981,461	1,664,033	59,873
MDS Pharma Services (US) Inc.(4)	—	—	—	1,101,608	—
Brentwood Associates VIII, L.P.(5)	—	—	871,223	952,462	—
CMEA Life Sciences(6)	—	98,183	—	454,250	53,855
Milepost Ventures, L.P.(7)	—	24,545	—	80,693	13,463
S.R. One, Limited(8)	—	49,091	566,131	670,251	26,928
EuclidSR Partners, L.P.(9)	—	245,458	581,184	806,962	134,642
David W. Carter(10)	68,571	—	—	21,148	4,813
Pamela Reilly Contag, Ph.D.(11)	22,857	—	—	—	—

(1)	See “Principal Stockholders” for more detail on shares held by these purchasers.
(2)	Abingworth Management Ltd holds more than 10% of our capital stock and Michael Bigham, one of our directors, is a director at Abingworth Management Inc., a subsidiary of Abingworth Management Ltd. Entities associated with Abingworth paid $6,299,999.68 in respect of the 1,730,768 shares of Series AA preferred stock purchased.
(3)	Harvard Private Capital Holdings, Inc. holds more than 10% of our capital stock and Michael Eisenson, one of our directors, is the Managing Director and Chief Executive Officer of Charlesbank Capital Partners, LLC, which is the investment manager with respect to certain assets of Harvard Private Capital Holdings, Inc. Series G shares purchased do not include 21,496 shares issued pursuant to an 8% annual dividend. In addition to the $3,999,999.64 paid in respect of 1,098,901 shares of Series AA preferred stock purchased by Harvard Private Capital, such entity exchanged 148,406 shares of Series C preferred stock, 139,047 shares of Series D preferred stock, 98,151 shares of Series E preferred stock and 119,685 shares of Series G preferred stock and warrants to purchase 6,016 shares of Series C preferred stock and 35,904 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.
(4)	MDS Pharma Services (US) Inc. holds more than 10% of our capital stock and Robert Breckon, one of our directors, is Executive Vice President, Strategy and Corporate Development of MDS Inc. In addition to the $1,779,637.60 paid in respect of 488,911 shares of Series AA preferred stock purchased by MDS Pharma Services (US) Inc., such entity exchanged 408,465 shares of Series F preferred stock for the balance of the above-listed shares of Series AA preferred stock.
(5)	Brian Atwood, on of our directors, is a managing member of Brentwood Venture Capital. In addition to the $1,888,883.88 paid in respect of 518,924 shares of Series AA preferred stock purchased by Brentwood Associates VIII, L.P., such entity exchanged 208,237 shares of Series C preferred stock, 151,688 shares of Series D preferred stock and 73,613 shares of Series E preferred stock for the balance of the above-listed shares of Series AA preferred stock.
(6)	Christine Cordaro, one of our directors, is a General Partner of CMEA Life Sciences. Series G shares purchased do not include 21,496 shares issued pursuant to an 8% annual dividend. In addition to the $999,999.52 paid in respect of 274,724 shares of Series AA preferred stock purchased by entities associated with CMEA Life Sciences, such entities exchanged 119,684 shares of Series G preferred stock and warrants to purchase 35,902 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.

(7)	Christine Cordaro is the Founder and a General Partner of Milepost Ventures, L.P. Series G shares purchased do not include 5,371 shares issued pursuant to an 8% annual dividend. In addition to the $130,359.84 paid in respect of 35,813 shares of Series AA preferred stock purchased by Milepost Ventures, such entity exchanged 29,920 shares of Series G preferred stock and warrants to purchase 8,974 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.
(8)	S.R. One, Limited holds more than 5% of our capital stock. Series G shares purchased do not include 10,745 shares issued pursuant to an 8% annual dividend. In addition to the $1,269,876.92 paid in respect of 348,867 shares of Series AA preferred stock purchased by S.R. One, Limited, such entity exchanged 158,008 shares of Series D preferred stock, 73,613 shares of Series E preferred stock and 59,842 shares of Series G preferred stock and warrants to purchase 17,951 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants. There are no natural persons who are the beneficiaries of S.R. One, Limited. SmithKline Beecham Corporation, a Pennsylvania corporation, is the sole beneficiary of that business trust. SmithKline Beecham Corporation is an indirect, wholly owned subsidiary of GlaxoSmithKline plc, a UK public limited company. Ordinary shares of GlaxoSmithKline plc are traded on the London Stock Exchange. The shares trade on the New York Stock Exchange in the form of American Depository Shares.
(9)	Raymond Whitaker, Ph.D. is a General Partner of EuclidSR Partners, L.P. Series G shares purchased do not include 53,749 shares issued pursuant to an 8% annual dividend. In addition to the $1,303,643.12 paid in respect of 358,142 shares of Series AA preferred stock purchased by entities associated with EuclidSR Partners, such entities exchanged 299,213 shares of Series G preferred stock and warrants to purchase 89,760 shares of Series G preferred stock for the balance of the above-listed shares of Series AA preferred stock and Series AA warrants.
(10)	The shares of common stock are unvested and subject to repurchase.
(11)	The shares of common stock are unvested and subject to repurchase.

In connection with the Series AA preferred stock financing, we entered into agreements with all of the investors that invested in that financing providing for registration rights with respect to these shares. The most recent such agreement restates the registration rights of all investors and certain other parties. For more information regarding this agreement, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors, executive officers and certain key officers. The indemnification agreement provides that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person’s capacity as a director or officer. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

Loans to Officer and Director

In January 1998, we loaned an aggregate of $97,500 to David W. Carter, our Chief Executive Officer and Chairman of the Board of Directors, in connection with the purchase of an aggregate of 78,214 shares of restricted common stock. The loans were made pursuant to two full-recourse promissory notes in the amounts of $65,000 and $32,500, at an interest rate of 6% per year and were secured by the underlying shares of common stock. The loans were amended in October 2002 to extend the maturity date to December 31, 2004. These loans were forgiven in April 2004.

Options to Executive Officers

In July 2004, we approved the following potential issuances of options to purchase shares of our common stock at an exercise price per share equal to the initial public offering price per share of our common stock to be issued in this offering: David W. Carter, our chief executive officer (72,619 shares), Pamela Reilly Contag, Ph.D., our president (72,619 shares), Michael J. Sterns, D.V.M., our chief business officer (55,000 shares), Anthony F. Purchio, Ph.D., our chief scientific officer (25,000 shares) and Michael D. Cable, Ph.D., our chief technical officer (25,000 shares).

In July 2004, in connection with the hiring of our chief financial officer, William A. Albright, Jr., we granted him an option to purchase 200,000 shares of our common stock at an exercise price of $6.50 per share.

Royalty and License Arrangements

Pamela Reilly Contag, Ph.D., a co-founder and president, and her husband Christopher H. Contag, Ph.D., a co-founder and chairman of our Scientific Advisory Board, are two of the three co-inventors on certain patents issued to Stanford University. Dr. Christopher Contag is also an Assistant Professor at Stanford University School of Medicine. Under an agreement with Stanford University, we have obtained exclusive rights under these patents for use in our products. We paid $0.2 million to Stanford in 2003 under our license with Stanford. Our license continues through the life of the patent, which expires in 2014. Pursuant to Stanford University’s present policy on royalty sharing, the net royalties it receives are shared equally with the inventors, the inventor’s department and the inventor’s school with each receiving one-third of the net royalties. Therefore, both Dr. Pamela Contag and Dr. Christopher Contag collectively received less than $50,000 made by us under the license Stanford University has granted to us.

Our chairman is a member of the board of directors of Cell Genesys, Inc. In December 2001, we signed a license agreement with Cell Genesys, Inc. Under the terms of the agreement, we granted a nonexclusive license to Cell Genesys, Inc. and delivered an imaging system for approximately $400,000. The license agreement was amended in November of 2003 for one additional annual term. Also in 2003, Cell Genesys, Inc. made a one-time diligence payment of $300,000 to our subsidiary, Xenogen Biosciences Corp. The amount owed to Xenogen Biosciences Corp. relating to this agreement was approximately $1,000 at December 31, 2003.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue 26,142,856 shares of capital stock, $0.007 par value per share. Upon the closing of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of March 31, 2004, we had approximately 10,477,278 shares of common stock outstanding, on an as-converted basis, that were held of record by approximately 136 stockholders.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

As of March 31, 2004, we had 9,418,766 shares of Series AA preferred stock outstanding. Upon completion of this offering, all outstanding shares of preferred stock will be converted into common stock. Thereafter, pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock in one or more series. Our board will also have the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock and the non-voting common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of common stock. Preferred stock could thus be issued with terms that could delay or prevent a change in control of Xenogen or make removal of management more difficult. In addition, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Warrants

As of March 31, 2004, there were outstanding warrants to purchase 26,656 shares of our common stock outstanding, of which 8,021 have an exercise price of $12.47 per share and which expire August 14, 2005, 7,900 have an exercise price of $15.82 per share, of which 1,580 expire on September 9, 2009 and 6,320 expire on October 7, 2009, 2,576 have an exercise price of $40.75 and which expire on April 28, 2010 and 8,159 have an exercise price of $40.74 and which expire on October 18, 2011. There were also warrants to purchase 368,827 shares of our Series AA Preferred Stock at an exercise price of $3.64 per share all of which expire on April 30, 2013. These warrants contain net exercise provisions that allow the holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise, which in this case would be equal to the price for which our common stock is sold in this offering.

Registration Rights

Subject to applicable lock-up agreements, upon completion of this offering and for a term of up to five years thereafter, the holders of approximately 9,418,766 shares of our common stock issuable upon conversion of our Series AA preferred stock and conversion of our Series AA preferred stock subject to outstanding warrants have the right to cause us to register these shares under the Securities Act.

•	Demand registration rights. Six months following the completion of this offering, stockholders holding at least a majority of the outstanding registrable securities will have the right to request us to register their shares as long as the shares have an aggregate value of at least $10 million (based on the then current market price or fair value).

•	Company registration rights. One or more stockholders holding registrable shares may request that we register their shares anytime after our initial public offering if we file a registration statement to register any of our securities for our own account. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement.

•	S-3 registration rights. At such time as we are eligible to use Form S-3 to register our securities, one or more holders of our registrable securities will have the right to request that we register their shares as long as the shares have an aggregate value of at least $1 million (based on the then current market price or fair value).

Registration of shares of common stock upon the exercise of these registration rights would result in the holders being able to trade these shares without restriction under the Securities Act once the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, related to any registration. All registration rights terminate upon the earlier of (i) five years after completion of this offering and (ii), for an individual holder, when the holder can sell all of the holder’s shares in any 90-day period pursuant to Rule 144 under the Securities Act.

Anti-Takeover Effects of Some Provisions of Delaware Law

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances, in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers, and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents

Our amended and restated certificate of incorporation, to be effective upon completion of this offering, will provide for our board of directors to be divided into three classes, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders representing a majority of the shares of common stock outstanding will be able to elect all of our directors. In addition, our amended and restated certificate of incorporation and bylaws, to be effective upon completion of this offering, will provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation, to be effective upon completion of this offering, will require a 66 2/3% stockholder vote for the amendment, repeal or modification of certain provisions of our amended and restated certificate of incorporation and bylaws relating to the absence of cumulative voting, the classification of our board of directors, and the designated parties entitled to call a special meeting of the stockholders.

Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

The combination of the classification of our board of directors, the lack of cumulative voting, inability of stockholders to act by written consent and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock make is possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies they implement, and to discourage certain types of transactions that may involve an actual or threatened change of our control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “XGEN.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, Inc., located at 350 Indiana Street, Suite 800, Golden, Colorado 80401 and their telephone number is (303) 262-0600.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

After this offering, we will have outstanding 15,072,761 shares of common stock, on an as-converted basis, based upon shares outstanding and the exercise of outstanding warrants to purchase our capital stock as of March 31, 2004, assuming no exercise of outstanding options after March 31, 2004. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are restricted shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rule 144 under the Securities Act, which is summarized below.

Lock-up Agreements

We have lock-up arrangements with all of our officers, directors, stockholders, and optionholders and all but one of our warrant holders pursuant to which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC and/or us. All of our directors, officers and substantially all of our other stockholders signed lock-up agreements directly with Thomas Weisel Partners LLC, pursuant to which, in addition to the 180 day restriction, if a research report concerning us is published or a public appearance concerning us is made by any of Thomas Weisel Partners LLC, CIBC World Markets Corp. or JMP Securities, during the last 15 days of the 180 day lock-up period, that lock-up period may be extended by 15 days from the date following the date of such report or public appearance. These lock-up agreements permit transfers of shares of our common stock in limited circumstances, provided that the transferee agrees to be bound in writing by the provisions of the lock-up agreement and that any such transfer shall not involve a disposition for value.

Thomas Weisel Partners LLC, in its sole discretion, may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. We have been advised by Thomas Weisel Partners LLC that, when determining whether or not to release shares from the lock-up agreements, it will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Thomas Weisel Partners LLC has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Upon effectiveness of prospectus	0	Freely tradable shares not locked up and eligible for sale under Rule 144(k)

90 days	0	Shares not locked up and eligible for sale under Rule 144, Rule 144(k) or Rule 701. Subject in some cases to a right of repurchase by Xenogen

180 days	10,477,278	Lock-up released; shares eligible for sale under Rule 144, Rule 144(k) or Rule 701. Subject in some cases to a right of repurchase by Xenogen

Various dates after 180 days	0	Restricted securities held for one year or less as of 180 days following effectiveness

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares outstanding immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plans

As of March 31, 2004, options to purchase 1,016,211 shares of common stock were issued and outstanding under our 1996 stock option plan.

Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our 1996 stock option plan, 2004 equity incentive plan and 2004 director stock plan. We expect to file this registration statement and have it become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

Other Registration Rights

Certain of our stockholders are parties to agreements that obligate us to register their shares of our capital stock after this offering under certain specified circumstances. See “Description of Capital Stock—Registration Rights” for additional information.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC, CIBC World Markets Corp. and JMP Securities LLC have severally agreed to purchase from us the aggregate number of shares of common stock listed opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC	2,100,000
CIBC World Markets Corp.	1,680,000
JMP Securities LLC	420,000

Total	4,200,000

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any of the shares are purchased.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about July 21, 2004.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 630,000 additional shares of our common stock held by them at the initial public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase a number of additional shares of our common stock in proportion to their respective commitments as set forth in the table above.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the representatives. In addition to prevailing market conditions, the primary factors considered in determining the initial public offering price included:

•	the valuation multiples of publicly-traded companies that the representatives believed were comparable to us;

•	our financial information;

•	our history and prospects and the outlook for our industry;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our business and the progress of our operating plan; and

•	the consideration of these factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and at that price less a concession not in excess of $0.294 per share of common stock to other dealers specified in a master agreement among the underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $0.100 per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us, and the proceeds, before expenses, payable to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:

		Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$7.00	$29,400,000	$33,810,000
Underwriting discount	$0.49	$2,058,000	$2,366,700
Proceeds, before expenses, to us	$6.51	$27,342,000	$31,443,300

Indemnification of Underwriters

We have agreed to indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Reserved Shares

The underwriters, at our request, have reserved for sale at the initial public offering price up to 210,000 shares of common stock to be sold in this offering for sale to our employees and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not purchased in this manner will be offered by the underwriters on the same basis as the other shares offered in this offering.

No Sales of Similar Securities

Holders of all of the outstanding shares of our common stock, including, all of our directors and executive officers have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Thomas Weisel Partners LLC and/or us for a period of 180 days after the date of this prospectus. All of our directors, officers and substantially all of our other stockholders signed lock-up agreements directly with Thomas Weisel Partners LLC, pursuant to which, in addition to the 180 day restriction, if a research report concerning us is published or a public appearance concerning the Company is made by any of Thomas Weisel Partners LLC, CIBC World Markets Corp. or JMP Securities during the last 15 days of the 180 day lock-up period, that lock-up period may be extended by 15 days from the date following the date of such report or public appearance.

In addition, we have agreed that during the period of 180 days after this prospectus, we will not, subject to certain exceptions, without the prior written consent of Thomas Weisel Partners LLC:

•	consent to the disposition of any shares held by stockholders prior to the expiration of the period of 180 days after this prospectus; or

•	issue, pledge, sell, contract to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise or conversion of outstanding options, warrants or convertible securities and (3) our issuance of stock options under existing stock option plans.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “XGEN.”

Discretionary Accounts

The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the aggregate number of shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares in the open market for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    The underwriters may impose penalty bids. This means that if the underwriters purchase shares in the open market in a stabilizing transaction or a syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California. The underwriters are being represented by Morrison & Foerster LLP, San Francisco, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati own an interest representing less than 1% of the shares of our common stock.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an Independent Registered Public Accounting Firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for goodwill in 2002), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On October 9, 2003, our board of directors dismissed Ernst & Young LLP as our independent auditors. There were no disagreements with the former independent auditors during the years ended December 31, 2001 and 2002 or during the subsequent interim period preceding their dismissal on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants’ satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. The former independent auditors issued an unqualified report on the consolidated financial statements previously prepared by management as of and for the years ended December 31, 2001 and 2002 (which have not been included herein). Management has elected to restate such consolidated financial statements subsequent to the dismissal of the independent auditors. As a result, the former independent auditors have withdrawn the previously issued reports on the Company’s December 31, 2001 and 2002 financial statements.

We requested Ernst & Young LLP to furnish a letter addressed to the Commission stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter dated March 31, 2004, which states that it agrees with these statements is filed as Exhibit 16.1 to the Form S-1 registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. You may

obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and we intend to file periodic reports, proxy statements and other information with the SEC.

XENOGEN CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Xenogen Corporation:

We have audited the accompanying consolidated balance sheets of Xenogen Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xenogen Corporation and its subsidiaries as of December 31, 2003, and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and purchased intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ DELOITTE & TOUCHE LLP

April 1, 2004 (July 7, 2004 as to Note 18)

San Francisco, California

XENOGEN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		March 31, 2004
	2002	2003
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,221	$12,519	$4,832
Short-term investments	1,449	1,027	3,416
Accounts receivable—net of allowance for doubtful accounts of $70 and $21 in 2002 and 2003, respectively	2,493	5,460	5,538
Inventory	1,010	2,109	1,905
Prepaid expenses and other current assets	620	1,170	1,560

Total current assets	10,793	22,285	17,251

Property and equipment—net	8,454	4,966	4,335
Purchased intangible assets—net	1,738	1,135	984
Restricted investments	2,294	2,183	1,159
Other noncurrent assets	1,026	990	1,074

Total assets	$24,305	$31,559	$24,803

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,149	$2,088	$2,937
Accrued compensation	982	1,529	919
Deferred revenue	5,095	9,918	8,516
Accrued restructuring charges	314	267	267
Loans payable—current portion	4,174	1,154	1,191
Capital lease obligations—current portion	46	57	52
Other accrued liabilities	531	958	734

Total current liabilities	13,291	15,971	14,616

Noncurrent liabilities:
Loans payable	3,104	5,163	3,841
Capital lease obligations	54	19	10
Deferred rent	661	685	673
Accrued restructuring charges	1,798	1,531	1,465

Total noncurrent liabilities	5,617	7,398	5,989

Commitments and contingencies (Note 9)

Redeemable convertible preferred stock, $0.001 par value; 3,464,057 shares authorized at December 31, 2002; 3,062,604 shares issued and outstanding at December 31, 2002; liquidation preference of $112,691 at December 31, 2002, and cumulative accretion of $2,099	114,941	—	—

Stockholders’ equity (deficit):
Convertible preferred stock, $0.007 par value; 190,240, 10,428,571 and 10,428,571 shares authorized at December 31, 2002, 2003 and March 31, 2004, respectively; 27,169, 9,418,766 and 9,418,766 issued and outstanding at December 31, 2002, 2003 and March 31, 2004, respectively; liquidation preference of $102,853 at December 31, 2003 and March 31, 2004	1	66	66
Common stock, $0.007 par value; 5,714,285, 15,714,285 and 15,714,285 shares authorized at December 31, 2002, 2003 and March 31, 2004, respectively; 547,716, 1,016,480 and 1,058,512 issued and outstanding at December 31, 2002, 2003 and March 31, 2004, respectively	4	7	7
Additional paid-in capital	17,218	159,600	161,447
Notes receivable from stockholders	(111)	(111)	(111)
Deferred stock-based compensation	(1,269)	(5,436)	(5,030)
Accumulated other comprehensive income	3	1	1
Accumulated deficit	(125,390)	(145,937)	(152,182)

Total stockholders’ equity (deficit)	(109,544)	8,190	4,198

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$24,305	$31,559	$24,803

See notes to consolidated financial statements.

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Revenue:
Product	$1,961	$5,148	$7,577	$1,057	$3,482
Contract	7,452	6,541	7,369	1,544	2,190
License	3,831	4,325	5,117	1,188	1,368

Total revenue	13,244	16,014	20,063	3,789	7,040

Cost of revenue:
Product (a)	1,258	2,774	4,385	512	1,978
Contract (a)	7,333	9,145	7,629	1,915	2,343
License (a)	494	458	729	142	198

Total cost of revenue	9,085	12,377	12,743	2,569	4,519

Gross margin	4,159	3,637	7,320	1,220	2,521

Operating expenses:
Research and development (a)	15,009	14,125	11,920	2,844	3,545
Selling, general and administrative (a)	12,217	12,561	10,890	2,645	4,446
Depreciation and amortization expenses	11,999	4,735	3,836	1,050	898
Restructuring charges	—	3,411	669	669	—

Total operating expenses	39,225	34,832	27,315	7,208	8,889

Loss from operations	(35,066)	(31,195)	(19,995)	(5,988)	(6,368)
Other income—net	88	54	43	15	220
Interest income	1,084	416	122	30	41
Interest expense	(803)	(921)	(717)	(204)	(138)

Loss before cumulative effect of an accounting change	(34,697)	(31,646)	(20,547)	(6,147)	(6,245)

Cumulative effect of an accounting change (Notes 1 and 3)—
impairment of goodwill	—	(30,906)	—	—	—

Net loss	(34,697)	(62,552)	(20,547)	(6,147)	(6,245)

Preferred stock dividends	(4,429)	(2,230)	(5,629)	(815)	—

Accretion of redeemable convertible preferred stock	(475)	(1,045)	(344)	(86)	—

Net loss attributable to common stockholders	$(39,601)	$(65,827)	$(26,520)	$(7,048)	$(6,245)

Weighted average number of common shares outstanding	546,116	546,824	782,638	547,300	953,377

Loss per share data (basic and diluted):
Net loss attributable to common stockholders excluding cumulative effect of an accounting change—impairment of goodwill	$(72.51)	$(63.86)	$(33.89)	$(12.88)	$(6.55)
Cumulative effect of an accounting change—impairment of goodwill	—	(56.52)	—	—	—

Net loss attributable to common stockholders	$(72.51)	$(120.38)	$(33.89)	$(12.88)	$(6.55)

(a) Includes charges for stock-based compensation as follows:
Cost of revenue:
Product	$273	$115	$166	$1	$147
Contract	1,131	274	216	3	132
License	109	19	28	—	14

Total cost of revenue	$1,513	$408	$410	$4	$293

Research and development	$3,223	$868	$873	$11	$630

Selling, general and administrative	$1,842	$495	$499	$6	$1,312

See notes to consolidated financial statements.

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Years Ended December 31, 2001, 2002 and 2003 (In thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common stock		Additional Paid-In Capital	Notes Receivable from Stock- holders	Deferred Stock- Based Compensation	Other Accumulated Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2001	2,337,488	$81,928	27,169	$1	542,793	$4	$27,143	$(111)	$(13,259)	$33	$(28,141)	$(14,330)
Issuance of common stock to employees upon exercise of options, net of repurchases	—	—	—	—	2,431	—	19	—	—	—	—	19
Issuance of Series G redeemable convertible preferred stock, net of issuance costs of $125, and proceeds from issuance of warrants of $1,997	635,956	23,787	—	—	—	—	1,997	—	—	—	—	1,997
Fair value of warrants to purchase Series G redeemable convertible preferred stock in connection with debt financing	—	—	—	—	—	—	20	—	—	—	—	20
Dividends on Series G redeemable convertible preferred stock	9,902	404	—	—	—	—	(404)	—	—	—	—	(404)
Deemed dividend in connection with adjustment of conversion ratio of Series F redeemable convertible preferred stock	—	2,360	—	—	—	—	(2,360)	—	—	—	—	(2,360)
Amortization of deferred compensation, net of cancellations	—	—	—	—	—	—	(2,562)	—	9,140	—	—	6,578
Accretion on redeemable convertible preferred stock	—	475	—	—	—	—	(475)	—	—	—	—	(475)
Deemed dividend in connection with beneficial conversion of Series F redeemable convertible preferred stock	—	1,665	—	—	—	—	(1,665)	—	—	—	—	(1,665)
Compensation charge to nonemployee options	—		—	—	—	—	(124)	—	—	—	—	(124)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(34,697)	(34,697)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(24)	—	(24)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(34,721)

Balance, December 31, 2001	2,983,346	$110,619	27,169	$1	545,224	$4	$21,589	$(111)	$(4,119)	$9	$(62,838)	$(45,465)

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) (Continued)

Years Ended December 31, 2001, 2002 and 2003 (In thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common stock		Additional Paid-In Capital	Notes Receivable from Stock- holders	Deferred Stock- Based Compensation	Other Accumulated Compre- hensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2001	2,983,346	$110,619	27,169	$1	545,224	$4	$21,589	$(111)	$(4,119)	$9	$(62,838)	$(45,465)
Issuance of common stock to employees upon exercise of options, net of repurchases	—	—	—	—	2,492	—	23	—	—	—	—	23
Issuance of Series G redeemable convertible preferred stock, net of issuance costs of $17; and proceeds from issuance of warrants of $77	24,545	906	—	—	—	—	77	—	—	—	—	77
Dividend on Series G redeemable convertible preferred stock	54,713	2,230	—	—	—	—	(2,230)	—	—	—	—	(2,230)
Deemed dividend in connection with adjustment of conversion ratio of Series F redeemable convertible preferred stock from issuance of Series G	—	141	—	—	—	—	(141)	—	—	—	—	(141)
Issuance of warrant to purchase Series G redeemable convertible preferred stock in conjunction with debt financing	—	—	—	—	—	—	24	—	—	—	—	24
Accretion on redeemable convertible preferred stock		1,045					(1,045)					(1,045)
Amortization of deferred compensation, net of cancellations	—	—	—	—	—	—	(1,079)	—	2,850	—	—	1,771
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(62,552)	(62,552)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(6)	—	(6)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(62,558)

Balance, December 31, 2002	3,062,604	$114,941	27,169	$1	547,716	$4	$17,218	$(111)	$(1,269)	$3	$(125,390)	$(109,544)

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) (Continued)

Years Ended December 31, 2001, 2002 and 2003 (In thousands, except share and per share amounts)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock		Common stock		Additional Paid-In Capital	Notes Receivable from Stock- holders	Deferred Stock- Based Compen- sation	Other Accumu- lated Compre- hensive Income	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2002	3,062,604	$114,941	27,169	$1	547,716	$4	$17,218	$(111)	$(1,269)	$3	$(125,390)	$(109,544)
Issuance of restricted common stock and common stock to employees upon exercise of options, net of repurchases	—	—	—	—	67,606	—	21	—	—	—	—	21
Dividend on Series G redeemable convertible preferred stock	80,002	3,260	—	—	—	—	(3,260)	—	—	—	—	(3,260)
Accretion of redeemable convertible preferred stock	—	344	—	—	—	—	(344)	—	—	—	—	(344)
Issuance of Series AA convertible preferred stock and common stock, net of issuance cost of $379	—	—	6,013,443	42	401,158	3	21,468	—	—	—	—	21,513
Exchange of shares—cancellation of previous shares	(3,142,606)	(118,545)	3,378,154	23		—	118,519	—	—	—	—	118,542
Beneficial conversion in connection with issuance of Series AA convertible preferred stock	—	—	—	—	—	—	2,369	—	—	—	—	2,369
Deemed dividend to preferred stock in connection with issuance of Series AA convertible preferred stock	—	—	—	—	—	—	(2,369)	—	—	—	—	(2,369)
Amortization of deferred compensation, net of cancellations	—	—	—	—	—	—	5,949	—	(4,167)	—	—	1,782
Compensation charge to nonemployee options	—	—	—	—	—	—	29	—	—	—	—	29
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	(20,547)	(20,547)
Unrealized loss on available-for-sale investments	—	—	—	—	—	—	—	—	—	(2)	—	(2)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(20,549)

Balance, December 31, 2003	—	—	9,418,766	66	1,016,480	7	159,600	(111)	(5,436)	1	(145,937)	8,190
Issuance of restricted common stock and common stock to employees upon exercise of options, net of repurchases*	—	—	—	—	42,032	—	18	—	—	—	—	18
Amortization of deferred compensation, net of cancellations*	—	—	—	—	—	—	1,829	—	406	—	—	2,235
Comprehensive loss:
Net loss*	—	—	—	—	—	—	—	—	—	—	(6,245)	(6,245)

Balance, March 31, 2004*	—	$—	9,418,766	$66	1,058,512	$7	$161,447	$(111)	$(5,030)	$1	$(152,182)	$4,198

											(Concluded)

*	unaudited

See notes to consolidated financial statements.

XENOGEN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net loss	$(34,697)	$(62,552)	$(20,547)	(6,147)	$(6,245)
Reconciliation of net loss to net cash used in operating activities:
Noncash restructuring charges—fixed asset write-offs	—	1,156	—	—	—
Noncash stock-based compensation expense	6,454	1,771	1,811	21	2,235
Noncash interest expense related to warrants granted	23	26	43	—	—
Depreciation and amortization	11,999	4,735	3,836	1,050	898
Impairment of goodwill	—	30,906	—	—	—
Gain (loss) on disposal of fixed assets	55	9	458	—	(209)
Noncash interest income	(125)	(38)	(25)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(721)	(183)	(2,967)	746	(78)
Prepaid expenses and other assets	(310)	831	(550)	(526)	(390)
Inventory	(433)	84	(1,099)	106	204
Other noncurrent assets	20	(32)	36	25	(70)
Accounts payable	327	46	(61)	604	849
Accrued compensation and other liabilities	(804)	(155)	974	(400)	(834)
Deferred revenue	(58)	137	4,823	(103)	(1,402)
Accrued restructuring charges	—	2,112	(314)	(149)	(66)
Deferred rent	606	55	24	(1)	(12)

Net cash used in operating activities	(17,664)	(21,092)	(13,558)	(4,774)	(5,120)

Cash flows from investing activities:
Purchase of property and equipment	(7,788)	(2,553)	(1,147)	(95)	(168)
Proceeds from sale of property and equipment	—	—	964	—	262
Purchase of investments	(3,187)	(11,621)	(1,729)	—	(5,340)
Proceeds from maturities and sales of investments	13,721	12,375	2,285	1,497	3,960
Acquisition of Incyte Genomics, Inc.	(1,000)	—	—	—	—

Net cash provided by (used in) investing activities	1,746	(1,799)	373	1,402	(1,286)

Cash flows from financing activities:
Proceeds from issuance of common stock	32	27	29	—	18
Repurchase of common stock	(13)	(4)	(8)	(8)	—
Proceeds from issuance of convertible preferred stock	25,784	983	21,510	—	—
Draw down from loans	5,088	2,335	5,059	3,176	—
Repayment of loans	(1,743)	(2,888)	(6,063)	(749)	(1,285)
Capital lease payments	(60)	(56)	(44)	(13)	(14)

Net cash provided by (used in) financing activities	29,088	397	20,483	2,406	(1,281)

Net increase (decrease) in cash and cash equivalents	13,170	(22,494)	7,298	(966)	(7,687)

Cash and cash equivalents, beginning of year	14,545	27,715	5,221	5,221	12,519

Cash and cash equivalents, end of year	$27,715	$5,221	$12,519	4,255	$4,832

Supplemental disclosure of cash flow information—cash paid for interest	$803	$921	$717	$186	$137

Supplemental disclosures of noncash investing and financing activities:
Warrants issued in conjunction with loans	$20	$24	$—	$—	$—

Stock dividends to redeemable convertible preferred stockholders	$4,429	$2,371	$5,629	$815	$—

Accretion of redeemable convertible preferred stock	$475	$1,045	$344	$86	$—

Exchange of shares to Series AA preferred stock and common stock	$—	$—	$118,545	$—	$—

See notes to consolidated financial statements.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies

Organization and Basis of Presentation—Xenogen Corporation (the “Company”) was founded on August 1, 1995 as a life sciences company incorporated in the state of California. In September 2000, the Board of Directors approved the Company’s reincorporation in the state of Delaware. The reincorporation was approved by the state of Delaware on September 26, 2000.

The Company develops and manufactures products and technologies for acquiring, analyzing and managing complex image data from live animals. These products and technologies are comprised of an imaging system, software and biological materials, and are designed to improve the efficiency and productivity of drug discovery and development by facilitating biological assessment. The Company’s in vivo biophotonic imaging system combines technologies in molecular biology and physiology to enable researchers to track and monitor the dynamic properties associated with the mechanisms of disease and the impact of drugs on such mechanisms as they occur at the molecular level in live animals.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Xenogen Biosciences (DNX). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all short-term, highly liquid investments with original maturity of three months or less to be cash equivalents.

Short-Term Investments—The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. To date, all short-term investments, comprised of corporate debt securities, has been classified as available-for-sale, and are carried at market value as determined based on quoted market prices. Unrealized gains and losses are reported in other comprehensive income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary for available-for-sale securities are included in interest and other income and have not been significant to date. Realized gains and losses are computed on a specific identification basis.

Restricted Investments—The Company accounts for certain investments primarily comprised of money market funds and certificate of deposits as restricted investments in connection with lease agreements and loans.

Fair Value of Financial Instruments—The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents and investments, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans and capital lease obligations with similar terms, the carrying value of the Company’s debt obligations approximates fair value.

Inventories—Inventories are stated at the lower of standard cost, which approximates actual cost or market. Cost is based on the first in, first out method.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

Property and Equipment—Property and equipment including equipment held under capital leases are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets (five years for furniture and fixtures, and three years for laboratory and office equipment). Amortization of leasehold improvements is determined using the straight-line method over the shorter of useful life of the assets or the life of the lease. Equipment under capital leases is amortized over the lesser of its lease term or estimated useful life.

Software Costs—Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. To date, costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

Purchased Goodwill—Goodwill was attributable to the acquisition of Chrysalis DNX Transgenic Sciences Corporation (DNX) in November of 2000 (see Note 3). On January 1, 2002, the Company adopted the provisions of Statement Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), and as a result, the Company ceased to amortize goodwill. In lieu of amortization, the Company performed an initial impairment review of goodwill in 2002 in accordance with the transition provisions of SFAS No. 142. Accordingly, the Company recorded an impairment of goodwill of approximately $30.9 million, as cumulative effect of an accounting change in the consolidated statement of operations for the year ended December 31, 2002. Prior to the adoption of SFAS No. 142, the Company’s growth expectation for DNX were such that no impairment of the goodwill had been indicated.

The following table represents the impact of adopting SFAS No. 142 on net loss attributable to common stockholders and net loss attributable to common stockholders per share had the standard been in effect for fiscal year 2001 (in thousands, except per share amounts):

Net loss attributable to common stockholders	$(39,601)
Add back: amortization of goodwill	8,109

Adjusted net loss attributable to common stockholders	$(31,492)

As reported basic and diluted net loss attributable to common stockholders per share	$(72.51)
Impact of amortization of goodwill	14.84

Adjusted basic and diluted net loss attributable to common stockholders per share	$(57.67)

The change in the carrying amount of goodwill, which is only attributable to DNX, for December 31, 2002 was as follows (in thousands):

Balance, beginning of year	$30,420
Reclassification of assembled workforce	486
Impairment of goodwill (see Note 3)	(30,906)

Balance, end of year	$—

The impairment of goodwill was recorded as cumulative effect of an accounting change in the consolidated statement of operations for the year ended December 31, 2002.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

Impairment of Long-Lived Assets—The Company accounts for its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), which was adopted on January 1, 2002. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed of (SFAS No. 121). The Company regularly evaluates its long-lived assets, including its intangible assets, for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. Impairment, if any, is measured using discounted cash flows. In 2003 and 2002, the Company performed an evaluation of its long-lived assets and noted no impairment.

Revenue Recognition—The Company recognizes revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (SAB 104). Arrangements with multiple elements are accounted for in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables.” Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured.

The Company generates revenue primarily from two sources: (1) sales of its IVIS Imaging System and associated accessories, and (2) licenses for the use of its in vivo biophotonic imaging technology, transgenic animals and associated biological products to customers on a nonexclusive and nontransferable basis for the purposes of its application in the fields of drug recovery and/or preclinical drug development research.

The Company’s IVIS Imaging System is composed of separate hardware and software components. The hardware (non-software) component is primarily an enclosed ultra-sensitive CCD camera system. The primary software component (Living Image) enables the user to organize and view the image data. This software component is not considered essential to the functionality of the camera system as similar software is available from other vendors. The Company allocates revenue on the sale of its IVIS Imaging Systems between software and non-software related deliverables based on fair value as required by EITF 03-5.

Revenue allocated to non-software deliverables is further allocated based on the separation criteria established in EITF 00-21. Using that criteria, which requires that each deliverable have stand-alone value in order to be considered a separate unit of accounting, the Company has identified four separate non-software deliverables: (1) the camera system, (2) the technology licenses, (3) follow-on technical services, and (4) system accessories. The Company allocates revenue to these units of accounting based on fair value as determined by reference to by reference to the price at which it would be sold separately by the Company and/or other third-parties as appropriate. Revenue allocated to each individual unit of accounting is then recognized in accordance with the requirements of SAB 104.

Revenue from the sale of add on accessories is recognized upon delivery (i.e. transfer of title), as the functionality of accessories is not contingent upon installation due to the “plug and play” nature of the accessories. Revenue associated with follow-on technical services is recognized as the services are performed.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

The Company grants time-based technology licenses to its commercial customers. The fees, net of any customer discounts, attributable to these time-based technology licenses are recognized as earned on a straight-line basis over the term of the license. The Company grants perpetual technology licenses to academic not-for-profit customers in connection with the sale of the imaging system. The IVIS Imaging System and related perpetual technology licenses are sold as a combined unit and revenue is recognized upon installation of the combined unit.

Revenue allocated to the software and related customer support are accounted for separately in accordance with AICPA Statement of Position 97-2 Software Revenue Recognition, or SOP 97-2. Under SOP 97-2, the software components are recognized upon installation of the system as the functionality of the system is contingent upon installation due to the complex nature of the system. Post customer support is deferred and amortized over a straight-line basis over customer support period.

Deferred revenue, primarily related to time-based technology licenses and software maintenance contracts, is recorded when the payments from the customer are received prior to the Company’s conclusion of performance obligations related to the payment and recognized upon completion of those performance criteria. Contract payments are generally for one year or less.

Revenue relating to research and development agreements is recognized as the defined services are performed. Under these agreements, the Company is required to perform research and development activities as specified in each respective agreement. The payments received under these agreements are non refundable.

Because services are performed ratably over the period, contract revenue attributable to fixed price contracts is recognized on a straight-line basis over the term of the contract provided that the payments are non refundable and are based on an agreed upon schedule and the services are performed ratably over the term of the contract. Certain agreements may define specific milestones and the payments associated with each milestone. Such payments are recognized as revenue upon achievement of the milestone events, after which the Company has no future performance obligations to this payment. Any payments received in advance of the completion of the milestone, are recorded as deferred revenue.

Sales to distributors are recognized upon sales of the product by the distributor to the end user. The Company’s arrangements with its end customers do not allow for product returns.

Product Warranty—The Company warrants its IVIS Imaging System for a period of one year. The Company accrues for estimated warranty costs concurrent with the recognition of revenue. The initial warranty accrual is based upon the Company’s historical experience and is included in other current liabilities. The amounts charged and accrued against the warranty reserve are as follows (in thousands):

	2001	2002	2003
Balance, beginning of year	$90	$28	$93
Current year accrual	28	105	91
Warranty expenditures charged to accrual	(90)	(40)	(53)

Balance, end of year	$28	$93	$131

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

Research and Development—Research and development costs are expensed as incurred and include costs associated with company sponsored, collaborative and contracted research and development activities. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on behalf of the company.

Income Taxes—The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded as realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.

Stock-Based Compensation—The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended by SFAS No. 148, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company’s employee and director stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

SFAS No. 123 requires that stock option information be disclosed as if the Company had accounted for its employee stock options granted under the fair value method of SFAS No. 123. The fair value of these options was estimated at the date of grant using the black-scholes option pricing model, and was amortized using the graded vesting method over the options vesting period, with the following weighted-average assumptions:

				Three Months Ended March 31,
	2001	2002	2003	2003	2004
Dividend yield	—	—	—	—	—
Risk-free interest rate	4.4%	4.2%	3.5%	3.2%	3.0%
Weighted average expected life (in years)	5	5	5	5	5

The weighted-average fair value of stock options granted in the years ended December 31, 2001, 2002, and 2003 and the three months ended March 31, 2003 and 2004 were $12.46, $7.00, $7.35, $7.00 and $8.05 respectively.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

The following table summarizes relevant information as to reported results, with supplemental information as if the fair value recognition provisions of SFAS No. 123 had been applied (in thousands, except per share data):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Net loss attributable to common stockholders:	$(39,601)	$(65,827)	$(26,520)	$(7,048)	$(6,245)
Add employee stock-based compensation	6,578	1,771	1,782	21	2,235
Add (deduct) stock-based compensation determined under the fair value based method for all awards, net of cancellations	(6,397)	(2,682)	435	(113)	(1,118)

Pro forma	$(39,420)	$(66,738)	$(24,303)	$(7,140)	$(5,128)

Basic and diluted net loss attributable to common stockholders loss per share:

As reported	$(72.51)	$(120.38)	$(33.89)	$(12.88)	$(6.55)
Pro forma	$(72.18)	$(122.05)	$(31.05)	$(13.04)	$(5.38)

Stock compensation expense for options granted to nonemployees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force (EITF) 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to nonemployees is remeasured as the underlying options vest.

Loss Per Share—Basic net loss attributable to common stockholders per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period (excluding shares subject to repurchase). Diluted net loss per share was the same as basic net loss attributable to common stockholders per share for all periods presented since the effects of any potentially dilutive securities are excluded as they are antidilutive due to the Company’s net losses.

Other Comprehensive Loss—Comprehensive loss is defined as the changes in net assets during the period from non-owner sources, including unrealized losses on available-for-sale investments.

Significant Concentrations—Cash equivalents and investments are financial instruments that potentially subject the Company to concentrations of risk to the extent of amounts recorded in the consolidated balance sheets. Xenogen invests cash, which is not required for immediate operating needs, primarily in highly liquid instruments, which bear minimal risk due to their short-term maturity.

The Company has not experienced significant credit loss from its accounts receivable, licenses, grants, and collaboration agreements, and none are currently expected. The Company performs a regular review of its customer activity and associated credit risks, and does not require collateral from its customers.

The Company is dependent on the continuing validity of its exclusive license obtained from a university for the use of licensed patents and certain materials as a core to its proprietary-developed products and technologies.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

The Company relies on several companies as the sole source of various materials used in its manufacturing process. Any interruption in the supply of these materials could result in the failure to meet customer demand.

Revenue from customers representing 10% or more of total revenue during 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 was as follows:

				Three Months Ended March 31,
	2001	2002	2003	2003	2004
Customer A	26%	19%	21%	26%	18%
Customer B	17%	15%	10%	13%	8%

Recent Accounting Pronouncements—In May of 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain financial instruments that embody obligations. Financial instruments within the scope of SFAS No. 150 shall be initially measured at fair value and subsequently revalued with changes in value being reflected in interest cost. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Restatement is not permitted. The adoption of SFAS No. 150 did not have a significant impact on the Company’s consolidated financial statements.

In April of 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. This statement amends SFAS No. 133 for decisions made as part of the Derivative Implementation Group process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments and in connection with implementation issues that have been raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Also, the provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal years that began prior to June 15, 2003, should continue to be applied in accordance with respective effective dates. In addition, provisions of this statement related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company’s consolidated financial statements.

In December of 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (FIN No. 46R). FIN No. 46R expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is any legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity often holds financial assets, including loans and receivables, real estate or other property. A variable interest entity may be essentially passive or it may engage in research and development or other activities

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

on behalf of another company. Previously, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46R changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. As of December 17, 2003, the effective date of FIN No. 46R has been deferred until the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not have any variable interest entities and the adoption had no impact on our consolidated financial statements.

In December 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS No. 148). SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS No. 148 at the beginning of fiscal 2003. The Company does not currently plan to change to use the fair value method of accounting for stock-based employee compensation.

In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company recorded restructuring cost of $669,000 in the consolidated statement of operations of 2003 in accordance with SFAS No. 146 (see Note 4).

In November 2002, FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN No. 45). FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has made the disclosure requirements in 2002. The adoption of the recognition requirements of FIN No. 45 did not have a material impact on the Company’s results of operations and financial position.

In November 2002, FASB issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF Issue No. 00-21). EITF Issue No. 00-21 addresses certain aspects of the accounting by a company for arrangements under which it will perform multiple revenue-generating activities. EITF Issue No. 00-21 addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF Issue No. 00-21 provides guidance with respect to the effect of certain Customer rights due to company nonperformance on the recognition of revenue allocated to delivered units of accounting. EITF Issue No. 00-21 also addresses the impact on the measurement and/or allocation of arrangement consideration of customer cancellation provisions and consideration that varies as a result of future

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

actions of the customer or the company. Finally, EITF Issue No. 00-21 provides guidance with respect to the recognition of the cost of certain deliverables that are excluded from the revenue accounting for an arrangement. The Company’s revenue recognition policy for multiple element arrangements is consistent with EITF 00-21.

Unaudited Interim Financial Information—The interim financial information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

2.	Acquisition of Assets From Incyte

In September 2001, the Company acquired the leases, leasehold improvements, and certain other tangible assets relating to a transgenic animal facility located in St. Louis, Missouri, from Incyte Genomics, Inc. (Incyte), for a total consideration of $300,000. In addition, the Company acquired a license for a patent for a one-time fee of $700,000. The Company accounted for the transaction as a business combination using the purchase method. Based upon management’s valuation of the tangible and intangible net assets acquired, the Company allocated the total cost of the acquisition to the tangible fixed assets acquired ($890,000) and license acquired ($110,000). In 2002, the Company closed its St. Louis facility and charged the remaining net book value of the fixed assets and license to restructuring expense (see Note 4).

3.	Purchased Intangible Assets and Impairment of Goodwill

Goodwill was attributable to the acquisition of Chrysalis DNX Transgenic Sciences Corporation (DNX) in November 2000. On January 1, 2002, the Company adopted the provisions of Statement Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), and as a result, the Company ceased to amortize goodwill. In lieu of amortization, the Company performed an initial impairment review of goodwill in 2002 in accordance with the transition provisions of SFAS No. 142. Accordingly, the Company recorded an impairment of goodwill of approximately $30.9 million, as cumulative effect of an accounting change in the consolidated statement of operations for the year ended December 31, 2002. Prior to the adoption of SFAS No. 142, the Company’s growth expectation for DNX were such that no impairment of the goodwill had been indicated.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

The components of identifiable intangible assets are as follows (in thousands):

	December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$3,019	$(1,281)	$1,738

	December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$3,019	$(1,884)	$1,135

	March 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	$3,019	$(2,035)	$984

As of January 1, 2002, purchased intangible asset associated with the assembled workforce in the amount of $486,000, net of accumulated amortization of $291,000, was reclassified to goodwill in accordance with SFAS No. 142, written off, and included in the impairment of goodwill.

Amortization expense related to identifiable intangible assets for the years ended December 31, 2001, 2002 and 2003 and three months ended March 31, 2003 and 2004 was $862,000, $850,000, $603,000, $151,000 and $151,000, respectively. Amortization expense for the year ended December 31, 2002 included the write-off of licensed intellectual property of $101,000. Amortization expenses are expected to be $603,000 and $532,000 for 2004 and 2005, respectively. Purchased intangible assets have estimated useful lives of two to five years.

4.    Restructuring Charges

In September 2002, the Company implemented a restructuring program (the “Restructuring Plan”) to bring the Company’s expenses more in line with revised revenue and cash flow projections. This plan required the closure of the St. Louis facility, consolidation of the animal production in Cranbury, New Jersey, and elimination of personnel. Through the completion of the Restructuring Plan in December 2002, the Company recorded $3,411,000 of restructuring charges in accordance with Emerging Issues Task Force 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, and Staff Accounting Bulletin 100, Restructuring and Impairment Charges. These charges represent estimated employee severance costs, abandonment of leasehold improvements and other fixed assets associated with the vacated facility, and remaining lease obligation, in the amount of $275,000, $1,028,000 and $2,108,000, respectively. As of the completion of the Restructuring Plan, the Company incurred approximately $228,000 in severance payments to employees.

In connection with the closure of the St. Louis facility, the Company wrote off of the remaining cost of licensed intellectual property in the amount of $101,000.

In February 2003, the Company further reduced its workforce at both the Alameda and New Jersey sites. The Company recorded severance cost of $669,000 in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires companies to recognize costs associated with restructuring, discontinued operations, plant closing or other exit or

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

disposal activity, when they are incurred rather than at the date of a commitment to an exit or disposal plan.

The following table depicts the restructuring and impairment activity during fiscal year ended December 31, 2002 and 2003 and the three months ended March 31, 2004 (in thousands):

	Severance and Related Charges	Vacated Facilities	Asset Impairment Charges	Total
Accrued restructuring charges:

Beginning balance, January 1, 2002	$—	$—	$—	$—

Charged to expense	275	2,108	1,028	3,411
Cash expenditures	(228)	(43)	—	(271)
Noncash write-offs	—	—	(1,028)	(1,028)

Ending balance, December 31, 2002	47	2,065	—	2,112

Charged to expense	669	—	—	669
Cash expenditures	(716)	(267)	—	(983)

Ending balance, December 31, 2003	—	1,798	—	1,798

Noncash write-offs	—	(66)	—	(66)

Ending balance, March 31, 2004	$—	$1,732	$—	$1,732

The Company expects to pay the accrued lease obligations over the remaining term of the lease, which terminates in 2010.

5.	Short-Term and Restricted Investments

The Company invests its excess cash in debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that minimize risk and maximize liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company has not experienced any material losses on its investments. As of December 31, 2003, all of the investments held by the Company had a contractual maturity of one year or less.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

The following is a summary of the Company’s short-term and restricted investments, accounted for as available-for-sale securities (in thousands):

	Available-for-Sale Securities
	Cost	Gross Unrealized Gains	Estimated Fair Value
December 31, 2002:
Money market funds	$1,015	$—	$1,015
Certificates of deposit	1,279	—	1,279
Corporate debt securities	1,446	3	1,449

	$3,740	$3	$3,743

December 31, 2003:
Money market funds	$1,024	$—	$1,024
Certificates of deposit	1,159	—	1,159
Corporate debt securities	1,026	1	1,027

	$3,209	$1	$3,210

March 31, 2004 (unaudited):
Money market funds	$1,159	$—	$1,159
Certificates of deposit	—	—	—
Corporate debt securities	3,415	1	3,416

	$4,574	$1	$4,575

At December 31, 2002, 2003 and March 31, 2003 and 2004, approximately $2,294,000, $2,183,000, $2,246,000 and $1,159,000, respectively, held in money market funds and certificates of deposit, represented restricted investments in connection with lease agreements and loans.

6.	Inventory

Inventories consisted of the following (in thousands) at the periods indicated below:

	December 31,		March 31,
	2002	2003	2004
Raw materials	$1,010	$2,044	$1,905
Finished goods	—	65	—

	$1,010	$2,109	$1,905

7.	Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,		March 31,
	2002	2003	2004
Land and building	$1,497	$—	$—
Furniture and office equipment	3,770	3,910	3,754
Laboratory equipment	7,761	8,676	8,703
Leasehold improvements	4,188	4,117	4,327

	17,216	16,703	16,784
Less accumulated depreciation and amortization	(8,762)	(11,737)	(12,449)

	$8,454	$4,966	$4,335

During 2003, the Company sold a corporate house and its furnishings resulting in a loss of $308,000. This loss was included in other income, net.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

The cost of assets held under capital leases included in fixed assets was approximately $237,000, $263,000, $237,000 and $263,000 at December 31, 2002, 2003 and March 31, 2004, respectively. Accumulated amortization of assets held under capital leases was approximately $195,000, $219,000 and $225,000 at December 31, 2002 and 2003 and March 31, 2004, respectively.

8.	Loans Payable and Capital Lease Obligations

Loans payable at December 31, 2002, 2003 and March 31, 2004 consist of the following (in thousands):

	Interest Rate	Payment Term	Repayment Schedule	Due Date	December 31,		March 31,
					2002	2003	2004
Bank of America	7.88%	Principal & interest	Monthly	2005	$207	$128	$107
Bank of America	3.00-3.25%	Interest only	Monthly	2004	1,000	1,000	—
			Principal at maturity
Silicon Valley Bank	5.50%	Interest only	Monthly	2005	—	2,000	2,000
			Principal at maturity
GATX loans	12.01-13.87%	Principal & interest	Monthly		2,410	—	—
Transamerica loans	2.48%	Principal & interest	Monthly		169	—	—
GE Capital loans	9.28-11.12%	Principal & interest	Monthly	2006-2007	3,574	3,227	2,963

Total					$7,360	$6,355	$5,070

Capital lease obligations at December 31, 2002, 2003 and March 31, 2004 consist of the following (in thousands):

	Interest Rate	Payment Term	December 31,		March 31,
			2002	2003	2004
Ford	6.90-7.90%	Principal & interest	$35	$22	$18
Dell	6.42%	Principal & interest	—	21	17
CM Financial	11.46-13.23%	Principal & interest	65	33	27

Total			$100	$76	$62

Under the terms of the secured loan with Silicon Valley Bank, the Company is required to maintain at all times a certain ratio, calculated by the sum of unrestricted cash and investment with the bank plus eligible accounts receivable, divided by outstanding loan amount. Total available borrowing under this credit facility is $7 million, and is secured by the Company’s assets excluding encumbered fixed assets and intellectual property. As of March 31, 2004 and December 31, 2003, the Company’s management believes it is in compliance with covenants under the agreement.

Under the terms of the secured loan with Bank of America, the Company is required to restrict the use of cash equivalent to its outstanding loan amount. The Company shall not withdraw funds from the deposit account without prior written consent of the bank. As of December 31, 2002, 2003 and March 31, 2004, the Company is in compliance with such requirement.

In January 2004, the Company repaid all obligations relating to the $1 million loan from Bank of America.

The Company’s equipment lines with other lenders are secured by the financed equipment.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

The aggregate amount of required future payments on loans payable and capital leases is as follows (in thousands) at December 31, 2003:

	Loans Payable	Capital Leases
2004	$2,585	$59
2005	3,508	19
2006	891	1
2007	8	—

Total minimum payments	6,992	79
Less amount representing interest	(637)	(3)
Less amount representing deferred charge associated with warrants issued	(38)	—

Present value of minimum payments	6,317	76
Current portion	(1,154)	(57)

Long-term portion	$5,163	$19

The weighted average interest rate for the year ended December 31, 2002 and 2003 was 10.57% and 10.21%, respectively.

9.	Commitments and Contingencies

Operating Leases—The Company leases certain real property under non-cancelable operating lease agreements in Alameda and Mountain View, California; Cranbury, New Jersey; and St. Louis, Missouri. These leases expire at various dates between September 2004 and April 2010 and have extension options of between one and five years. In connection with these lease agreements, the Company was required to hold certificates of deposit amounting to $1,159,000, included in restricted investments at December 31, 2003. The following is a schedule of minimum rental commitments under operating lease agreements as of December 31, 2003 (in thousands):

Years Ending December 31,
2004	$3,551
2005	3,683
2006	2,384
2007	1,996
2008	1,983
Thereafter	1,774

$15,371

During the years ended December 31, 2001, 2002 and 2003, the Company incurred rent expenses of approximately $3,436,000, $3,809,000 and $3,729,000, respectively.

Purchase Commitments—The Company had various purchase order commitments totaling approximately $4.7 million as of December 31, 2003.

Legal Proceedings—The company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. On August 9, 2001, AntiCancer, Inc. filed a lawsuit in the Superior Court of California, County of San Diego against the Company and other third parties. The complaint contains five causes of action, including trade libel, defamation, intentional interference with contract, intentional interference with prospective economic advantage and unfair

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

competition. These claims are based on alleged false statements made by unidentified employees and/or third parties, including one of the Company’s consultants and customers, regarding plaintiff’s products. In its lawsuit, AntiCancer seeks unspecified general and exemplary monetary damages arising from alleged contracts with third parties that it failed to enter into as a result of such alleged false statements, as well as their costs and expenses in connection with the lawsuit. The matter has only very recently commenced discovery. The Company’s management believes AntiCancer’s claims against the Company are without merit, and intends to vigorously defend the Company in this matter. While the outcome of this litigation is currently not determinable, the Company’s management does not expect that resolution of this matter will materially impact the business, results of operations or financial conditions of the Company.

10.	Redeemable Convertible Preferred Stock

The holders of Series C, D, E and F redeemable convertible preferred stock were entitled to receive noncumulative dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities) on the Company’s common stock, at the rate of $0.994, $1.26, $3.255 and $7.672 per share per annum, respectively, per common share, on an as-if-converted basis, as and if declared by the board of directors. No dividends were declared for Series C, D, E and F redeemable convertible preferred stock since issuance.

The Series C, D, E, F and G redeemable convertible preferred stock are convertible to common stock on a one-to-one ratio. The Series F conversion ratio was adjusted, for antidilution, upon the issuance of Series G redeemable convertible preferred stock in 2001 and 2002. As a result of this adjustment, each share of Series F redeemable convertible preferred stock is convertible into approximately 1.1 shares of common stock at any time after the approximately 1.1 shares of common stock at any time after the date of issuance. In accordance with EITF Issue No. 00-27, Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments (EITF Issue No. 00-27), the Company recorded a deemed dividend in the amount of $4.0 million and $141,000 in 2001 and 2002, respectively, which is equal to the additional number of shares of common stock resulting from the adjustment of the conversion ratio multiplied by the Company’s common stock price at the issuance date of Series F redeemable convertible preferred stock.

The holders of the Series G redeemable convertible preferred stock, in preference to the holders of the Series A and B convertible preferred stock and the Series C, D, E and F redeemable convertible preferred stock or the common stock, are entitled to receive on the last day of each calendar quarter, cumulative dividends accruing on a daily basis at the rate of 8% per annum per share. These dividends shall be paid in additional shares of Series G redeemable convertible preferred stock valued at $40.74 per share whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for the payment of dividends. In the event of redemption or conversion of Series G redeemable convertible preferred stock, on or prior to the date that is 30 months from the date of issuance, each holder of the Series G redeemable convertible preferred stock shall be entitled to receive a dividend of Series G redeemable convertible preferred stock in the amount of dividends that would have been payable from the date of redemption or conversion to the date which is 30 months from the date of

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

issuance of such holder’s shares. During 2002 and 2003, the Company paid a dividend in kind for Series G redeemable convertible preferred stock of 54,713 and 80,002 shares, respectively, of Series G redeemable convertible preferred stock. These shares were valued at $2.2 million and $3.2 million, and have been recorded in the Company’s consolidated financial statements as an increase to Series G redeemable convertible preferred stock.

Series C, D, E, F and G shares of redeemable convertible preferred stock were redeemable by the stockholders. Holders of the majority of the then outstanding Series C and/or Series D and/or Series E and/or Series F, and/or Series G redeemable convertible preferred stock may give written notice to the Company of a demand for redemption of the respective shares of redeemable convertible preferred stock at any time after December 31, 2004. The price per share to be paid to the holders of the Series C, D, E, F and G redeemable convertible preferred stock is $12.46, $15.82, $40.74, $95.90 and $40.74, respectively, plus an additional amount equal to any dividends declared but unpaid on such series. The redemption price was to be paid in three equal annual installments. Since the issuance of Series C, D, E, F and G redeemable convertible preferred shares until the conversion of the redeemable convertible preferred stock, the Company accreted annually up to the respective redemption values of each of the Series C, D, E, F and G redeemable convertible preferred shares. In 2002 and 2003, cumulative accretion to the full redemption values was $1,755,000 and $2,099,000, respectively, recorded as mezzanine debt, presented outside of stockholders’ equity (deficit).

In 2003, upon issuance of the Series AA convertible preferred stock, all outstanding Series C, D, E, F and G redeemable convertible preferred stock were converted to Series AA convertible preferred stock and common stock. Furthermore, all outstanding warrants were converted to Series AA warrants or common stock warrants (see Note 11).

11.	Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Reverse Stock Split

In January 2001, the Company’s board of directors and stockholders approved a 0.73-for-one reverse split of its common stock which became effective on January 10, 2001. In August 2001, the board of directors and stockholders approved a 0.73-for-one reverse split of its preferred stock, which became effective on October 11, 2001. The accompanying financial statements have been adjusted retroactively to reflect the reverse splits.

The holders of the Series A and B convertible preferred stock were entitled to receive noncumulative dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend (payable other than in common stock or other securities) on the Company’s common stock, at the rate of $0.252 and $0.378 per share per annum, respectively, per common share, on an as-if-converted basis, as and if declared by the board of directors. No dividends were declared to date for Series A and B convertible preferred stock. In 2003, upon issuance of the Series AA convertible preferred stock, all outstanding Series A and B convertible preferred stock were converted to Series AA convertible preferred stock and common stock.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

Convertible Preferred Stock

Convertible preferred stock is issuable in series, with rights and preferences. Shares issued and outstanding are as follows (in thousands, except for share data):

	December 31, 2003
	Shares Issued and Outstanding	Liquidation Value
Convertible preferred stock:
Series AA	9,418,766	$102,853

In April and July of 2003, the Company issued approximately 6 million shares of Series AA convertible preferred stock at $3.64 per shares, raising net proceeds of approximately $21.5 million. In connection with the financing, the Company also issued approximately 3.4 million shares of Series AA convertible preferred stock and 400,000 shares of common stock, in exchange for cancellation of 3.2 million shares of all other outstanding series of redeemable and convertible preferred stock. In connection with the issuance of Series AA convertible preferred stock, the Company also exchanged outstanding warrants to purchase previously issued series of preferred stock for approximately 369,000 warrants to purchase shares of Series AA convertible preferred stock and 8,000 warrants to purchase common stock. In accordance with EITF Issue No. 00-27, Application of EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments (EITF Issue No. 00-27), the allocated value of the Series G redeemable convertible preferred stock and Series AA convertible preferred stock contained a beneficial conversion feature calculated based on the difference between the effective conversion price of the proceeds allocated to the Series G redeemable convertible preferred stock and Series AA convertible preferred stock and the deemed fair market value of the common stock at the date of issuance. The Company recorded an aggregate deemed dividend charge of $2,369,000 in 2003, representing the aggregate beneficial conversion feature.

Dividends—The holders of Series AA convertible preferred stock shares, in preference to the holders of the common stock shares, shall be entitled to receive dividends out of any assets legally available prior and in preference to any declaration or payment of any dividend to common stock, at the rate of $0.291 per share per annum, as and if declared by the board of directors.

Liquidation Preference—In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series AA convertible preferred stock shall be entitled to receive prior and in preference to any distribution of any of the assets or surplus of the Company funds to the holders of common stock, an amount equal to $10.92 per share, plus a further amount equal to any dividends declared but unpaid. If the assets are insufficient to provide for cash payment to the holders of the Series AA convertible preferred stock, the entire assets shall be distributed pro rata among the holders of the Series AA convertible preferred stock in proportion to the full preferential amount each holder would otherwise be entitled to receive.

Conversion Rights—Each share of the Series AA convertible preferred stock shall be convertible into a share of common stock on a one-to-one basis at any time after the date of issuance.

Voting Rights—The holders of each share of the Series AA convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

12.	Stock-Based Compensation

Common Stock

Common stock issued to certain employees of the Company upon the early exercise of options and issuance of restricted stock is subject to right of repurchase which lapses over vesting periods. At December 31, 2002 and 2003, 5,938 and 726 shares were subject to repurchase at a weighted-average price per share of $3.99 and $3.43, respectively.

Reserved Shares

As of December 31, 2002 and 2003, Xenogen has reserved shares of common stock for future issuance as follows:

	2002	2003
Stock options	531,103	1,499,920
Warrants	251,962	395,483
Preferred stock	3,133,238	9,418,766

	3,916,303	11,314,169

Note Receivable from Stockholders

During 1998, the Company issued 88,642 shares of common stock to officers in exchange for full recourse notes receivable of approximately $111,000, at an interest rate of 6% per annum. The notes were initially due at the earlier of December 31, 2002 or cessation of employment, and amended to become due at December 31, 2004 or cessation of the employment. Shares were fully vested at December 31, 2002 and 2003.

In March of 2004, the Company’s board of directors passed a resolution to forgive outstanding notes receivable, including accrued interest contingent upon the filing of a registration statement with the Securities and Exchange Commission on Form S-1 for an initial public offering.

Warrants

In connection with the issuance of convertible notes payable in 1997, the Company granted warrants to purchase 12,033 shares of Series C redeemable convertible preferred stock with an exercise price of $12.46 per share to an officer and a stockholder. In 2003, upon the issuance of Series AA convertible convertible preferred stock, these warrants were converted to warrants to purchase Series AA convertible preferred stock and common stock.

In connection with a debt financing in 1998, the Company issued warrants to purchase 8,021 shares of common stock at an exercise price equal to $12.46 per share. At December 31, 2003, these warrants were still outstanding.

In connection with a financing in 1999, the Company granted a lender warrants to purchase 6,320 shares of common stock at an exercise price equal to $15.82 per share. At December 31, 2003, these warrants were still outstanding.

In connection with extensions in amounts available under one of the financing arrangements in 2000, the Company granted a lender warrants to purchase 1,580 and 2,576 shares of common stock

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

at an exercise price equal to $15.82 and $40.74 per share, respectively. At December 31, 2003, these warrants were still outstanding.

In connection with a debt financing in 2001, the Company issued warrants to purchase 1,963 shares of Series G convertible preferred stock at an exercise price of $40.74 per share. In the accompanying consolidated financial statements, these warrants were valued at approximately $20,000 and recorded as discount to debt to be amortized to expense over the loan’s repayment period of 36 months from the date of withdrawal. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4%, a contractual term of 10 years, 8% dividend yield, and a volatility factor of 65%. In 2003, upon issuance of Series AA convertible preferred stock, these warrants were converted to warrants to purchase Series AA convertible preferred stock and common stock.

In connection with the issuance of Series G redeemable convertible preferred stock in 2001 and 2002, the Company granted warrants to purchase 190,783 and 7,363 shares of Series G redeemable convertible preferred stock, respectively, with an exercise price of $40.74 per share to the investors. Approximately $77,000 and $2 million, respectively, of the aggregate proceeds were allocated to the fair value of warrants issued. These warrants were valued using the Black-Scholes method with the following assumptions: a 3% risk-free interest rate, an 8% dividend yield, an expected life of 10 years and a volatility factor of 65%. In 2003, upon issuance of the Series AA convertible preferred stock, these warrants were converted to warrants to purchase Series AA convertible preferred stock and common stock.

In connection with a debt financing in 2002, the Company issued warrants to purchase 1,718 shares of Series G preferred stock at an exercise price of $40.74 per share. In the accompanying consolidated financial statements, these warrants were valued at approximately $24,000 and recorded as discount to debt to be amortized to expense over the loan’s repayment period of 36 months from the date of withdrawal. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 3.85%, a contractual term of seven years, 8% dividend yield, and a volatility factor of 75%. In 2003, upon issuance of the Series AA convertible preferred stock, these warrants were converted to warrants to purchase Series AA convertible preferred stock and common stock.

1996 Stock Option Plan

In 1996, the board of directors adopted the 1996 Stock Option Plan (the 1996 Plan). The 1996 Plan has 538,075 of common stock shares authorized for grant at December 31, 2003. The 1996 Plan provides for the granting of incentive and nonstatutory stock options to employees, officers, directors, and nonemployees of the Company. Incentive stock options may be granted with exercise prices not less than fair value, and nonstatutory stock options may be granted with an exercise price not less than 85% of the fair value of the common stock on the date of grant. Stock options granted to a stockholder owning more than 10% of voting stock of the Company may be granted with an exercise price of not less than 110% of the fair value of the common stock on the date of grant. The board of directors determines the fair value of the common stock. Stock options are generally granted with terms of up to ten years and vest over a period of four years under the 1996 Plan. The 1996 Plan which, upon acceptance by the optionee, would permit the optionee to exercise unvested options and enter into a restricted stock purchase agreement with respect to the underlying shares of common stock.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

On December 1, 2003, the Company issued options covering 281,332 shares of its common stock pursuant to an option exchange program, initiated in May 2003. Pursuant to the terms of the option exchange program, eligible optionees were offered the opportunity to exchange outstanding options to purchase the Company’s common stock with an exercise price of $0.70 or more for options to purchase the Company common stock that would be issued at least six months and one day following the cancellation date of the exchanged options with an exercise price equal to the fair market value of such common stock on the date of grant, subject to the optionee continuing to provide services to the Company through the grant date of the new options. The vesting provisions of the original options would carry over to the newly issued options. The Company has evaluated this transaction in the context of guidance in EITF 00-23, “Issues Related to the Accounting For Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44, and has concluded that the reissued options require variable accounting treatment because they were granted with an exercise price less than the fair market value of the underlying common stock at the date of grant. The effect of this accounting on the 2003 financial statements was compensation of approximately $1,630,000

In connection with the stock options granted to employees during the year ended December 31, 2003, the Company recorded deferred compensation of $6,305,000, which represents the difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes on the grant date. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options, generally four years, in accordance with the method described in FASB Interpretation APB Opinion No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (An Interpretation of APB No. 15 and 25).” The Company recorded stock-based compensation expense of $1,782,000 for the year ended December 31, 2003 and $2,235,000 for the three months ended March 31, 2004.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

Under the 1996 Plan, all options outstanding for the years ended December 31, 2001, 2002 and 2003 are exercisable. A summary of the Company’s stock option activity and related information for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004 is as follows:

	Shares Available for Future Grants	Outstanding Options
		Shares	Exercise Price	Weighted Average Exercise Price
Balance at January 1, 2001	34,866	287,368	$1.26–$19.18	$13.37

Authorized	114,285	—	—	—
Options granted	(137,724)	137,724	$7.00–$21.00	$12.46
Options exercised	—	(6,253)	$1.26–$19.18	$5.04
Options canceled	57,135	(57,135)	$2.52–$21.00	$17.64
Options repurchased	3,328	—	$2.52–$ 9.59	$3.64

Balance at December 31, 2001	71,890	361,704	$1.26–$21.00	$12.53

Authorized	100,000	—	—	—
Options granted	(119,799)	119,799	$1.00	$7.00
Options exercised	—	(3,034)	$1.26–$19.18	$8.82
Options canceled	77,907	(77,907)	$2.52–$21.00	$10.99
Options repurchased	543	—	$2.52–$ 9.59	$6.09

Balance at December 31, 2002	130,541	400,562	$1.26–$21.00	$11.20

Authorized	967,855	—	—	—
Options granted	(949,943)	949,943	$0.42–$ 7.00	$0.70
Options exercised	—	(238)	$2.87–$ 7.00	$3.85
Options canceled	388,422	(388,422)	$0.42–$21.00	$10.64
Options repurchased	1,200	—	$2.87–$ 9.59	$6.79

Balance at December 31, 2003	538,075	961,845	$0.42–$21.00	$1.05

Authorized	—	—	—	—
Options granted	(75,687)	75,687	$0.42	$0.42
Options exercised	—	(19,167)	$0.42	$0.42
Options canceled	2,154	(2,154)	$0.42	$2.66
Options repurchased	—	—	—	—

Balance at March 31, 2004	464,542	1,016,211	$0.42–$21.00	$0.98

The following table summarizes information about the stock options outstanding under the 1996 plan at December 31, 2003:

	Options at December 31, 2003

Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Number of Options Vested	Weighted Average Exercise Price
(In Years)
$0.06	6,363,757	9.91	1,335,440	$0.06
$0.18	3,651	4.18	3,651	$0.18
$0.36	3,958	4.96	3,958	$0.36
$0.41	44,593	6.06	42,945	$0.41
$1.00	141,856	8.30	64,760	$1.00
$1.37	29,200	6.67	29,200	$1.37
$2.74	99,863	6.85	76,667	$2.74
$3.00	46,165	7.31	31,314	$3.00

	6,733,043	9.77	1,587,935	$0.15

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

The following table summarizes information about the stock options outstanding under the 1996 plan at March 31, 2004:

	Options at March 31, 2004

Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Number of Options Vested	Weighted Average Exercise Price
(In Years)
$ 0.42	964,187	9.67	215,517	$0.42
$ 1.26	522	3.93	70,545	$1.26
$ 2.52	565	4.72	22,054	$2.52
$ 2.87	6,370	5.81	47,612	$2.87
$ 7.00	19,535	8.04	11,583	$7.00
$ 9.59	4,171	6.42	8,799	$9.59
$19.18	14,266	6.61	13,796	$19.18
$21.00	6,595	7.10	4,885	$21.00

	1,016,211	9.54	394,791	$0.98

In August 2000 and January 2001, the Company granted nonemployee options to purchase 7,294 and 2,084 shares, respectively, of common stock at $9.59 and $21.00, respectively, per share in exchange for services. The fair value of options granted to nonemployees was determined using the Black-Scholes model with the following weighted-average assumptions: a risk-free interest rate of 5.00%, a contractual life of 10.0 years, a dividend yield of zero, and an expected volatility of 65%. In connection with these options to purchase common stock, the Company recorded a noncash charge in its consolidated statement of operations for the year ended December 31, 2001. The value will be periodically remeasured as the underlying options vest.

In 2003, the Company granted nonemployee options to purchase 4,168 shares of common stock at $0.42 per share in exchange for services. The fair value of options granted to nonemployees was determined using the Black-Scholes model with the following weighted-average assumptions: a risk-free interest rate of 5.00%, a contractual life of 10.0 years, a dividend yield of zero, and an expected volatility of 65%. In connection with these options to purchase common stock, the Company recorded a stock-based compensation expense of $29,000 in its consolidated statement of operations for the year ended December 31, 2003.

Restricted Stock Awards

On December 1, 2003, the Company offered to employees 91,428 shares of common stock at $0.42 under the restricted stock agreement. At December 31, 2003, 68,571 of the common stock had been purchased, with the remainder purchased in January 2004. The shares vest over a four-year period. The Company recorded deferred compensation in the amount $625,000. The deferred compensation will be recognized as an expense over the vesting period in accordance with the method described for awards with graded-vesting in FASB Interpretation APB Opinion No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans (An Interpretation of APB No. 15 and 25).”

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

2004 Equity Incentive Plan

In 2004, the Company’s board of directors proposed to adopt the 2004 Equity Incentive Plan, which provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees, and for the grant of nonstatutory stock options, restricted stock, stock appreciation rights, performance units and performance shares to employees, directors and consultants. The proposed plan requires approval from the stockholders to be effective. The Plan will automatically terminate in 2014 unless terminated sooner at the discretion of the Company’s management with the approval of the board of directors.

2004 Director Stock Plan

The Company’s board of directors has proposed the adoption of the 2004 director stock plan. The 2004 director stock plan provides for the periodic grant of restricted stock to the Company’s non-employee directors.

A total of 150,000 shares have been initially reserved for issuance under the 2004 director stock plan, of which no restricted stock awards were issued and outstanding as of this date. In addition, the 2004 director stock plan provides for annual increases in the number of shares available for issuance under it on the first day of each fiscal year, beginning with our fiscal year 2005, equal to the lesser of the number of shares granted pursuant to restricted stock awards under the 2004 director stock plan in the prior fiscal year, or an amount determined by the board of directors.

All grants of restricted stock to the Company’s non-employee directors under the 2004 director stock plan are automatic. The Company will grant each non-employee director an initial restricted stock award upon the later of (i) the effective date of this offering, or (ii) when such person first becomes a non-employee director (except for those directors who become non-employee directors by ceasing to be employee directors). This initial award will cover a number of shares of our common stock determined by dividing (A) $40,000 by (B) the fair market value of a share of our common stock on the date of grant, with the number of shares rounded up to the nearest whole share.

Upon each annual stockholder meeting, each non-employee director will be automatically granted a restricted stock award covering a number of shares of our common stock determined by dividing (A) $40,000 by (B) the fair market value of a share of our common stock on the date of grant, with the number of shares rounded up to the nearest whole Share, provided he or she is then a non-employee director. However, each director who was not a non-employee director on or before the effective date of this offering (for grants to be made on the date of the annual stockholder meeting to be held in 2005) or the previous year’s annual stockholder meeting (for annual grants to be made after 2005) will be automatically granted a pro-rated annual restricted stock award calculated according to the number of quarters of service provided by such non-employee director since the effective date of this offering or the previous year’s annual stockholder meeting, as applicable. For purposes of the foregoing calculation, service for only a portion of the quarter will be deemed service for the whole quarter. The per share purchase price for shares subject to the restricted stock awards will equal the par value of a share of common stock ($0.007 per share).

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

13.	Related Party Transactions

The Chairman of the Company is a member of the board of directors of Cell Genesys, Inc. In December 2001, the Company signed a license agreement with Cell Genesys, Inc. Under the terms of the agreement, the Company granted a nonexclusive license to Cell Genesys, Inc. and delivered an imaging system for approximately $400,000. The license agreement was amended in November of 2003 for one additional annual term. Also in 2003, Cell Genesys, Inc. made a one-time diligence payment of $300,000 to the Company’s subsidiary, Xenogen Biosciences Corporation (“XB”). The amount owed to XB relating to this agreement was approximately $1,000 at December 31, 2003.

The Company entered into a license agreement with a third party (the University) dated July 1, 1997 superseded by a new agreement dated May 5, 2000 (the License). The License provides the Company with the exclusive worldwide right to use the inventions, certain materials, and related patents in all fields of use, including the Company’s right to sublicense all or a portion of the rights pursuant to the License, until the expiration of the last to expire licensed patents.

In accordance with the License, the Company pays the University an annual nonrefundable royalty payment. In addition, the Company pays the University certain specified percentages of amounts received from the licensed patents and from the Company’s sublicense, if any. Included in the accompanying consolidated statements of operations for the years ended December 31, 2001, 2002, and 2003 is approximately $310,000, $410,000, and $223,000, respectively, of royalty expense resulting from this license agreement. The Company’s president and spouse are co-inventors of the inventions, the License. Under the University’s current royalty sharing policy, the inventors receive a portion of the royalty payments.

The Company entered into a consulting agreement with the spouse of the Company’s president for his services as Chairman of Scientific Advisory Board. The consulting fee amounts to $3,000 per month. Annual expenses of approximately $36,000 incurred under this agreement have been reflected in the consolidated statement of operations for the years ended December 31, 2003, 2002 and 2001. The Company’s management believes such transaction has been conducted as if consummated on an arm’s-length basis between two independent parties.

14.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,
	2001	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$18,022	$27,450	$32,032
Research credit carryforwards	5,180	6,579	8,075
Capitalized research and development	1,492	1,980	2,410
Other temporary differences	1,564	3,200	4,993

	26,258	39,209	47,510
Valuation allowance	(26,258)	(39,209)	(47,510)

Net deferred tax assets	$—	$—	$—

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $8,640,000, $12,951,000 and $8,301,000 during 2001, 2002 and 2003, respectively.

As of December 31, 2003, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $90,558,000 and $34,632,000, which expire in fiscal years ended December 31, 2005 to 2008, respectively.

As of December 31, 2003, the Company had research and development credit carryforwards for federal purposes of $5,786,000 which expire in fiscal years ended December 31, 2004 through December 31, 2023. The Company had research and development credit carryforwards for California purposes of $2,184,000 which do not expire. The California Manufacturers’ Investment credit carryforwards of $105,000 will expire beginning December 31, 2007 through December 31, 2008.

The annual usage of the Company’s net operating loss and research and development credits are subject to Internal Revenue Code Section 382 limitations due to the ownership changes. Ownership changes had occurred limiting both the net operation loss and other tax attributes and a valuation allowance is recorded for the portion that will not be utilized.

The following table provides a reconciliation of statutory income tax rate for the years ended December 31, 2003, 2002 and 2001 (in thousands):

	Years Ended December 31,
	2001	2002	2003
Federal statutory rate provision (benefit)	(34.0)%	(34.0)%	(34.0)%
State net of federal tax benefit	(3.6)	(3.0)	(6.7)
Amortization of deferred compensation	6.4	0.6	3.0
R&D credit	(2.0)	(1.3)	(4.2)
Reduction of goodwill	7.7	16.5	0.0
Valuation Allowance	24.9	20.7	40.5
Others	0.6	0.5	1.4

	—%	—%	—%

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

15.	Enterprise and Related Geographic Information

The Company is managed by its executive officers in Alameda, California, and has a West Coast and East Coast facility. The Company operates in one business segment and sells products and technologies for analyzing and managing complex image data from live animals. The West Coast operation primarily develops, manufactures and markets the Company’s proprietary IVIS Imaging Systems, and licensing of the Company’s technology. The East Coast operation primarily focuses on providing animal production services to customers using the imaging system and related technology. The Company generates sales revenue from both domestic and international customers.

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(In thousands)
Revenue:
Product	$1,961	$5,148	$7,577	$1,057	$3,482
Contract	7,452	6,541	7,369	1,544	2,190
License	3,831	4,325	5,117	1,188	1,368

Total gross revenue	$13,244	$16,014	$20,063	$3,789	$7,040

Domestic revenue	$12,027	$13,289	$16,526	$3,114	$5,221
International revenue	1,217	2,725	3,537	675	1,819

Total gross revenue	$13,244	$16,014	$20,063	$3,789	$7,040

16.	401(k) Retirement Plan

The Company adopted the 401(k) Retirement Plan (the “Plan”) in October of 1998. Substantially all employees are eligible to participate upon the initial hire date. Under the Plan, employees may contribute to 40% of their eligible compensation, with the Company making discretionary matching contributions, subject to certain IRS limitations. To date, the Company has not made any discretionary matching to the Plan.

17.	Loss Per Share

Basic net loss attributable to common stockholders excluding cumulative effect of an accounting change per share and net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Redeemable convertible preferred stock outstanding of 2,983,346 and 3,062,604 shares at December 31, 2001 and 2002, respectively, convertible preferred stock outstanding of 27,169, 27,169 and 9,418,766 shares at December 31, 2001, 2002 and 2003, respectively, warrants to purchase preferred stock and common stock of 226,166, 251,963, 395,483 and 395,483 at December 31, 2001, 2002, 2003 and March 31, 2004, respectively, options to purchase common stock of 361,704, 400,562, 961,845 and 1,016,211 shares at December 31, 2001, 2002, 2003, and March 31, 2004 and restricted common stock of 68,571 and 91,429 shares were not included in the computations of diluted net loss attributable to common stockholders before cumulative effect of an accounting change per share for 2001, 2002 and 2003 and March 31, 2004, respectively, and net loss attributable to common stockholders per share for 2001, 2002 and 2003 and March 31, 2004 as there inclusion would be antidilutive.

XENOGEN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Years Ended December 31, 2001, 2002 and 2003

(Information as of March 31, 2004 and for the three months ended

March 31, 2003 and 2004 is unaudited)

Basic and diluted net loss attributable to common stockholders excluding cumulative effect of an accounting change per share and net loss attributable to common stockholders per share were calculated as follows (in thousands, except per share data):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Net loss attributable to common stockholders excluding cumulative effect of an accounting change	$(39,601)	$(34,921)	$(26,520)	$(7,048)	$(6,245)

Cumulative effect of an accounting change—Impairment of goodwill:	—	(30,906)	—	—	—

Net loss attributable to common stockholders	$(39,601)	$(65,827)	$(26,520)	$(7,048)	$(6,245)

Weighted average number of common shares—basic and diluted	546,116	546,824	782,638	547,300	953,377

Basic and diluted loss excluding cumulative effect of an accounting change per share:	$(72.51)	$(63.86)	$(33.89)	$(12.88)	$(6.55)
Basic and diluted cumulative effect of an accounting change per share:	—	(56.52)	—	—	—

Basic and diluted net loss attributable to common stockholders per share:	$(72.51)	$(120.38)	$(33.89)	$(12.88)	$(6.55)

18.	Subsequent Events

In April 2004, the Board of Directors approved (subject to shareholder approval) a 1 for 7 reverse stock split for all common and preferred shares. Such stock split was effective on July 7, 2004. All shares, per share data and liquidation preferences per share in the accompanying consolidated financial statements have been restated to reflect the reverse stock split.

During 1998, the Company issued 88,642 shares of common stock to certain officers in exchange for full recourse notes receivable of approximately $111,000, at an interest rate of 6% per annum. The notes were initially due at the earlier of December 31, 2002 or cessation of employment, and amended to become due at December 31, 2004 or cessation of the employment. Shares were fully vested at December 31, 2002 and 2003. On March 5, 2004, the Company’s board of directors passed a resolution to forgive outstanding notes receivable including accrued interest, contingent upon the filing of a registration statement with the Securities and Exchange (SEC) Commission on Form S-1 for an initial public offering before November 1, 2004. As this filing occurred on April 2, 2004, the notes became nonrecourse and triggered variable accounting. Deferred compensation charge at March 5, 2004 and March 31, 2004 was $635,845 and $195,625, respectively, which was recorded as part of general and administrative expense and cost of sales.

As of June 30, 2004, the Company had drawn down $4 million on its $7 million Silicon Valley Bank credit facility.

PROSPECTUS JULY 16, 2004

4,200,000 Shares

Common Stock

Thomas Weisel Partners LLC

CIBC World Markets

JMP Securities

Until August 9, 2004 (25 days after the commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.